CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com

82-4507

11 August 2004

Via Courier

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

Dear Sirs

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 July 2004 till 31 July 2004, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233514 or Zuriana @ Tel: 68233516 if you need further assistance.

Yours faithfully

June Lim
Secretariat Manager

Jlw 8/23

Encs.

cc VP Tan Wah Nam

s/sec/adr/2004/adrltr-july.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
News release by CapitaLand Limited – "CapitaLand acquires first residential site in Guangzhou, China. Plans to develop 600 homes on the site"	5 July 2004	For Public Relations Purposes
Announcement by CapitaLand Limited – "Dissolution of joint venture"	7 July 2004	SESTL Listing Manual
Announcement by Australand Property Group – "DRP price for June quarter distribution"	8 July 2004	For Public Relations Purposes
Announcements by CapitaMall Trust Management Limited – "Results of the Extraordinary General Meeting held on 8 July 2004 and Confirmation of Books Closure Date"	8 July 2004	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Date of release of 2004 half year financial results"	12 July 2004	For Public Relations Purposes
Announcement and news release by The Ascott Group Limited – "Acquisition of interest in Somerset Roppongi Tokyo, Japan"	12 July 2004	For Public Relations Purposes
Announcement by CapitaCommercial Trust Management Limited – "Date of release of second quarter 2004 financial results"	14 July 2004	For Public Relations Purposes
Announcements and news release by CapitaMall Trust Management Limited - (1) 2004 second quarter unaudited financial statement and distribution announcement; (2) CMT 1H2004 distribution exceeds forecast by 7.7%; (3) Asset valuation; and (4) Notice of books closure and distribution payment date	14 July 2004	For Public Relations Purposes
Announcement by CapitaLand Limited – "Transfer of one share in TCC Capital Land Ltd."	16 July 2004	SESTL Listing Manual
Announcement by CapitaLand Limited – "Dissolution of indirect subsidiary, eNabled Homes Pte Ltd"	16 July 2004	SESTL Listing Manual

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement and news release by CapitaCommercial Trust Management Limited – (1) 2004 second quarter financial statement announcement; and (2) CCT's distributable income exceeds forecast by 8.1%	16 July 2004	For Public Relations Purposes
Announcement and news release by CapitaMall Trust Management Limited – (1) Offer and placement of 147,000,000 new units in CapitaMall Trust at an issue price of S$1.62 for each new unit; (2) CapitaMall Trust new units to be issued at S$1.62 per unit; and (3) Presentation Slides – Equity fund raising for acquisition of Plaza Singapura	20 July 2004	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Date of release of 2nd quarter financial results announcement"	20 July 2004	For Public Relations Purposes
News release by CapitaMall Trust Management Limited – "Overwhelming demand for private placement"	20 July 2004	For Public Relations Purposes
Announcement and news release by CapitaMall Trust Management Limited – (1) Offer and placement of 147,000,000 new units in CapitaMall Trust at an issue price of S$1.62 for each unit – ATM offering; and (2) Public ATM offering of 31 million new CMT units fully subscribed within 20 minutes	21 July 2004	For Public Relations Purposes
Announcement by CapitaLand Limited – "Capital reduction by subsidiary, Phyllite Pte. Ltd."	22 July 2004	SESTL Listing Manual
Announcement by The Ascott Group Limited – "Date of release of half-year 2004 financial results"	22 July 2004	For Public Relations Purposes
Announcement by Australand Property Group – "2004 half year results briefings"	26 July 2004	For Public Relations Purposes
News release by The Ascott Group Limited – "Ascott opens Somerset Bencoolen amid strong demand for serviced apartments"	26 July 2004	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcements by Australand Property Group – (1) Australand posts $51.7m half year profit and confirms $144m forecast profit for 2004 full year; and (2) Appendix 4D – Half-year ended 30 June 2004	27 July 2004	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Press release and 2nd quarter financial statements for the three months ended 30 June 2004"	27 July 2004	For Public Relations Purposes
Announcement by CapitaLand Limited – "Date of release of 2004 2nd quarter and half-year financial results"	29 July 2004	For Public Relations Purposes
News release by CapitaLand Limited – "CapitaLand plans to launch Varsity Park Condominium"	29 July 2004	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Unaudited results for the period ended 30 June 2004"	29 July 2004	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Offer and placement of 147,000,000 new units ("New Units") in CapitaMall Trust ("CMT") at an issue price of S$1.62 for each new unit"	29 July 2004	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Change in senior management"	30 July 2004	For Public Relations Purposes

82-4507

MASNET No. 8 OF 05.07.2004
Announcement No. 8

CAPITALAND LIMITED

CAPITALAND ACQUIRES FIRST RESIDENTIAL SITE IN GUANGZHOU, CHINA. PLANS TO DEVELOP 600 HOMES ON THE SITE

The attached announcement issued by CapitaLand Limited on the above matter is for information:

news release - Guangzhou.pd

Submitted by Tan Wah Nam, Company Secretary on 05/07/2004 to the SGX

82-4507

CapitaLand

For Immediate Release
5 July 2004

CapitaLand acquires first residential site in Guangzhou, China

Plans to develop 600 homes on the site

Singapore, 5 July 2004 – CapitaLand has acquired an 18,436 square metre residential site in Tianhe District, its first residential project in Guangzhou, China. The site has a potential gross floor area (GFA) of 79,450 square metres and CapitaLand intends to build approximately 600 residential units on the site over the next three years. The project is slated to be launched in 2005.

The transaction was made through the acquisition of a Hong Kong-incorporated company, Hong Kong Wing Ching Group Company Limited ("Wing Ching") which owns 100% interest in the site. CapitaLand will pay a consideration of HKD18.9 million (S$4.2 million) for the acquisition of Wing Ching, based on the company's net book value and taking into account the current value of RMB212.8 million (S$44.0 million) for the underlying site. The above consideration was arrived at on a willing buyer-willing seller basis and will be satisfied in cash.

Mr Liew Mun Leong, President & CEO of CapitaLand said: "We are very pleased with the acquisition of our first residential site in Guangzhou. This project will help CapitaLand extend its China operations beyond Shanghai and Beijing to southern China. Over the past decade, CapitaLand has steadily built a strong track record and brand name in China. This project will help us build strong execution capabilities in Guangzhou which will allow us to seize the many opportunities in the fast growing Pearl River Delta region."

Mr Lim Ming Yan, CEO of CapitaLand China, said: "Guangzhou city has undergone a series of economic reforms, enabling it to enjoy double digit growth over the past several years. Today, Guangzhou has approximately nine million residents, with a disposable income level that ranks among the highest in China. Coupled with a significant amount of foreign investment inflow and a rising population, there is strong demand for good quality homes in established districts such as Tianhe. We plan to build a premier condominium for professionals and their families who appreciate the conveniences of staying in the heart of the city."

The acquisition of Wing Ching was made through CapitaLand China Holdings (an indirect wholly owned subsidiary of CapitaLand) and CapitaLand China Residential Fund (a private fund in which CapitaLand has a 33.6% indirect interest). CapitaLand China and the Fund will hold interests of 80% and 20% in Wing Ching respectively. With the above transaction, Wing Ching has become an indirect 86.72% owned subsidiary of CapitaLand.

Tianhe District is the new Central Business District of Guangzhou Municipality. With a vibrant mix of residential developments, offices, shopping malls and amenities, the neighbourhood is popular with local and expatriate professionals who appreciate city living. CapitaLand intends to develop the site into a residential project targeted at the high-mid segment of the market. The site is within walking distance to the Subway Line 1 (already operational) and Subway Line 3 (expected to be completed in year 2006).

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2004. None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the transaction described above.

82-4507

About CapitaLand Group

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's hospitality businesses, in hotels and serviced residences, span more than 60 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

About CapitaLand China

CapitaLand China is an indirect wholly owned subsidiary of CapitaLand. Since 1994, CapitaLand China has been a developer of premier homes and quality commercial properties in China, with a total project value of over RMB 12 billion. To facilitate its growth in the country, CapitaLand China, after approval by the Chinese government, set up a wholly foreign-owned investment company in 2002.

About CapitaLand China Residential Fund

The CapitaLand China Residential Fund is a private fund sponsored by CapitaLand with support from corporate investors, financial institutions and high net worth individuals. The Fund will invest in the mid to high-mid residential market in the key gateway cities of China. It will leverage on CapitaLand's core residential development delivery capability in China, and skill sets in real estate capital management.

Issued by: CapitaLand Limited
Date: 5 July 2004

For more information, please contact:

Media Contact

Nicole Neo
Communications
DID: (65) 68233218
nicole.neo@capitaland.com.sg

Analyst Contact

Harold Woo
Equity Markets
DID: (65) 68233210
harold.woo@capitaland.com.sg

82-4507

MASNET No. 31 OF 07.07.2004
Announcement No. 51

CAPITALAND LIMITED

DISSOLUTION OF JOINT VENTURE

Further to the announcement made on 23 February 2004, CapitaLand Limited ("CapitaLand") wishes to announce the completion of dissolution of the joint venture in Shanghai between its indirect wholly-owned subsidiary, PREMAS Asia Pte Ltd ("PREMAS") and Cushman & Wakefield (China) Limited ("C&W"), comprising two joint venture entities namely (a) Cushman & Wakefield PREMAS Asset Services (Shanghai) Co., Ltd. ("CWP AS"); and (b) Cushman & Wakefield PREMAS Real Estate Consultants (Shanghai) Co., Ltd. ("CWP REC").

Following the dissolution of the joint venture in Shanghai, CWP AS is now known as PREMAS Total Asset Services (Shanghai) Co., Ltd. and becomes an indirect wholly-owned subsidiary of CapitaLand, while CWP REC ceases to be an associated company of CapitaLand.

The dissolution of the joint venture is not expected to have any material impact on the net tangible assets and earnings per share of the CapitaLand group for the financial year ending 31 December 2004.

By Order of the Board

Tan Wah Nam
Company Secretary
7 July 2004

Submitted by Tan Wah Nam, Company Secretary on 07/07/2004 to the SGX

82-4507

MASNET No. 14 OF 08.07.2004
Announcement No. 14

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND PROPERTY GROUP - "DRP PRICE FOR JUNE QUARTER DISTRIBUTION"

CapitaLand Limited's subsidiary, Australand Property Group, has today issued an announcement on the above matter, as attached for information.

APG annc - DRP price.pc

Submitted by Tan Wah Nam, Company Secretary on 08/07/2004 to the SGX

82-4507

AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

8 July 2004

DRP PRICE FOR JUNE QUARTER DISTRIBUTION

Australand Property Group today announced that for the June 2004 quarter interim distribution of 4 cents, payable on 3 August 2004, stapled securities would be issued to participants in the Distribution Reinvestment Plan (DRP) at a price of **$1.56** per stapled security.

This has been calculated as a 2.5% discount from the weighted average of all sales of Australand Property Group stapled securities sold on the Australian Stock Exchange during the five trading days following the record date for the distribution, being 30 June 2004.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2182

82-4507

MASNET No. 83 OF 08.07.2004
Announcement No. 92

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED - "RESULTS OF THE EXTRAORDINARY GENERAL MEETING HELD ON 8 JULY 2004 AND CONFIRMATION OF BOOKS CLOSURE DATE"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, has today issued an announcement on the above matter, as attached for your information.

CMTML annc.pdf

Submitted by Tan Wah Nam, Company Secretary on 08/07/2004 to the SGX

82-4507

MASNET No. 77 OF 08.07.2004
Announcement No. 86

CAPITAMALL TRUST

RESULTS OF THE EXTRAORDINARY GENERAL MEETING HELD ON 8 JULY 2004 AND CONFIRMATION OF BOOKS CLOSURE DATE

The Board of Directors of CapitaMall Trust Management Limited, the manager of CapitaMall Trust ("**CMT**"), is pleased to announce that at the Extraordinary General Meeting ("**EGM**") of the unitholders of CMT ("**Unitholders**") held on 8 July 2004, all four resolutions relating to, *inter alia*, the proposed acquisition of Plaza Singapura and the proposed equity fund raising in connection therewith, as set out in the Notice of EGM dated 21 June 2004, were duly passed.

CapitaMall Trust Management Limited, as the manager of CMT, is thus pleased to confirm that the Transfer Books and Register of Unitholders of CMT will be closed on 16 July 2004 at 5.00 p.m. (the "**Books Closure Date**") to determine the provisional allocations of Singapore Registered Unitholders* under the proposed preferential offering of up to 90.8 million new units in CMT ("**Units**") to Singapore Registered Unitholders* on a non-renounceable basis of 1 new Unit for every 10 existing Units held as at the Books Closure Date.

** Unitholders as at the Books Closure Date other than those whose registered addresses with The Central Depository (Pte) Limited are outside Singapore and who have not, at least five market days prior to the Books Closure Date, provided The Central Depository (Pte) Limited with addresses in Singapore for the service of notices and documents.*

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Jessica Lum
Company Secretary
Singapore
8 July 2004

Submitted by Jessica Lum, Company Secretary, CapitaMall Trust Management Limited (as manager of CapitaMall Trust) on 08/07/2004 to the SGX

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED - "DATE OF RELEASE OF 2004 HALF YEAR FINANCIAL RESULTS"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, has today issued an announcement on the above matter, as attached for information.

CMT-annc.pdf

Submitted by Company Secretary, Tan Wah Nam on 12/07/2004 to the SGX

82-4507

MASNET No. 34 OF 12.07.2004
Announcement No. 34

CAPITAMALL TRUST

DATE OF RELEASE OF 2004 HALF YEAR FINANCIAL RESULTS

The Board of Directors of CapitaMall Trust Management Limited ("CMTML") wishes to announce that CMTML will release the financial results for CapitaMall Trust for the half year ended 30 June 2004 on Wednesday, 14 July 2004.

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Jessica Lum
Company Secretary
12 July 2004

Submitted by Jessica Lum, Company Secretary, CapitaMall Trust Management Limited (as manager of CapitaMall Trust) on 12/07/2004 to the SGX

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED - "ACQUISITION OF INTEREST IN SOMERSET ROPPONGI TOKYO, JAPAN"

CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement and a news release on the above matter, as attached for information.

Ascott annc - Somerset Roppongi - Acquisition.

Ascott news release - 12July04.pd

Submitted by Company Secretary, Tan Wah Nam on 12/07/2004 to the SGX

82-4507

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

ACQUISITION OF INTEREST IN SOMERSET ROPPONGI TOKYO, JAPAN

The Board of Directors of the Company wishes to announce that the Company has acquired an interest in Somerset Roppongi Tokyo ("SRT"), a 64-unit serviced residence property in Tokyo, Japan via:

(i) the subscription for one (1) ordinary membership unit, in MEC Roppongi Tokutei Mokuteki Kaisha ("TMK"), constituting 25% of the ordinary membership units in TMK, for a total cash consideration of JPY50,000 (equivalent to approximately USD462); and

(ii) the purchase of 10,000 preferred shares of JPY50,000 each issued by TMK from Mitsubishi Estate Company, Limited ("MEC"), being 40% of the total issued preferred shares issued by TMK, for a total cash consideration of JPY500 million (equivalent to approximately USD4.6 million). MEC, the Company's joint venture partner in Japan, owns the remaining 60% interest.

(the "Acquisition")

TMK, which is the owner of SRT, is a Specified Purpose Company stipulated under the Asset Liquidation Act (shisan ryudouka hou) of Japan.

The Company's interests in TMK are held through its indirect wholly owned subsidiary, Somerset Roppongi (Japan) Pte. Ltd. ("SRJ"). With the Acquisition, TMK is now an associated company of SRJ.

The consideration for the Acquisition, arrived at on a willing buyer-willing seller basis, has been satisfied in cash.

82-4507

Rationale

The investment is in line with the Company's strategy to strengthen its position in the fast growing serviced residence market in Japan, and further cements the Company's partnership with MEC to expand the serviced residence business in Japan.

Financial Effects

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the Ascott Group for the financial year ending 31 December 2004.

Interests of Director and Controlling Shareholders

None of the Directors or Controlling Shareholders of the Company has any interest, direct or indirect, in the above transaction.

By order of the Board
Keong Wen Hui
Asst. Company Secretary
Date : 12 July 2004

Note : An exchange rate of USD1.00 : JPY108.26 is used for this announcement.

82-4507

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

July 12, 2004
For Immediate Release

Contact:
Ida Lim (65) 9628 8339
Lilian Goh (65) 9795 5225

NEWS RELEASE

Ascott Strengthens Presence In Japan's Serviced Residence Market

Singapore, July 12, 2004 - The Ascott Group has increased its investment in Japan. It has boosted to a majority stake its interest in its joint venture company to manage serviced residences with Mitsubishi Estate Company, and made its first asset investment in Japan.

Ascott has acquired an additional 11 per cent interest in Ascott International Management (Japan) for JPY 5.5 million (USD 51,000) to increase its stake in the management company to 60 per cent. It has also invested JPY 500 million (USD 4.6 million) to take a 40 per cent interest in Somerset Roppongi, a 64-unit serviced residence it is managing in Tokyo.

Ascott is a leading international serviced residence company with 13,800 serviced residence units in 39 cities in Europe and Asia Pacific. It is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. In Tokyo, besides Somerset Roppongi, Ascott manages the 79-unit Somerset Azabu East serviced residence, and 193 corporate leasing apartments.

Ascott's chairman, Mr Lim Chin Beng, said: "We are pleased that Ascott's relationship and joint venture with Mitsubishi Estate has deepened further. The increased stake will position Ascott for greater direct participation in the lodging market in Japan. Ascott will pursue its strategic plan of expanding its presence in Japan from the current 140 serviced apartments in Tokyo to 500 to 700 units in key Japanese cities in five years' time.

"The continued increase in foreign business activity in North Asia augurs well for the lodging business in Japan. Moreover, the improving economic outlook for Japan is positive not only for serviced residences but also for the retail property business and other real estate-related services provided by the CapitaLand group."

82-4507

Ascott's chief executive officer, Mr Eugene Lai, said: "We believe this is a good time for Ascott to be investing in Japan and our partnership with Mitsubishi Estate will give us a strong platform to expand further."

Mr Lai added that the group will grow its global portfolio of serviced residences through a mix of equity participation, leases and management contracts.

Ascott's joint venture with Mitsubishi Esate Company Limited was formed in 2002 with Ascott holding a 49 per cent stake and Mitsubishi Estate, 51 per cent. Mitsubishi Estate is one of Japan's largest real estate developers with US$20.5 billion assets, mainly in Tokyo.

The transaction is not expected to have any material impact on the net tangible assets or earnings per share of the Ascott Group for the financial year ending December 31, 2004.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : July 12, 2004

For more information, please contact:

Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Email: ida.lim@the-ascott.com

Lilian Goh, Manager
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

---

Ascott's Serviced Residences in Japan

In Tokyo

Somerset Roppongi – 64 units, Minato Ward
The upper-tier Somerset Roppongi is in Tokyo's prime business and embassy area, near multinational firms, and the restaurants and shops of Roppongi Hills. Roppongi subway station is a five-minute walk away. Facilities include a restaurant, gym and residents' lounge. The stylish studio to two-bedroom suites have broadband internet access, and a fully-equipped kitchen.

Somerset Azabu East – 79 units, Minato Ward
Located in Minato ward, a preferred area with Tokyo's expatriate community, the upper-tier serviced residence is close to embassies and restaurants. Facilities include a gym, swimming pool and residents' lounge. Units range from contemporary studio to one-bedroom suites.

About The Ascott Group

The Ascott Group is a leading international serviced residence company with 13,800 serviced residence units in the key cities of Europe and Asia Pacific.

Ascott's global presence spans 39 cities in 16 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Shanghai and Beijing in Asia; Sydney, Melbourne and Auckland in Australia and New Zealand; and Dubai in the Gulf region.

Through its marketing alliance with Equity Corporate Housing, the group also offers upper-tier serviced apartments throughout the US. Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 20-year industry track record and serviced residence brands that enjoy recognition worldwide.

The group's flagship *The Ascott* luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its *Somerset* upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier *Oakford* brand in Australia and *Citadines* brand in Europe provide corporate executives with comfortable city residences.

Recent awards the group has clinched include the Number One position in the 2004 China's Top 100 Serviced Residences ranking for its eight properties in China, 2004 Best Service in Serviced Apartments awards in Hanoi and Ho Chi Minh City, and Best Annual Report and Best Operating and Financial Review awards at Singapore's 2004 Annual Report Awards.

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, CapitaLand's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's hospitality businesses in hotels and serviced residences span more than 60 cities around the world.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com

---

Ascott's Other Serviced Residences In North Asia

IN CHINA

In Beijing

The Ascott Beijing – 272 units, Chaoyang district
The luxury-tier residence in the city's CBD is close to the China World Trade Centre. It boasts designer fittings and extensive facilities including an indoor glass-roofed pool, fully equipped fitness centre and business centre. Units range from elegant one-bedroom suites to four-bedroom penthouses.

Somerset Fortune Garden – 221 units, Chaoyang district
Located in the business area of Chaoyang district, Somerset Fortune Garden is near international schools, embassies and entertainment centres. Facilities include a gym, indoor heated pool and residents' lounge. Units range from one to four-bedroom suites, with private balconies and scenic city views.

Luxury Serviced Residence – 100 units, Chaoyang district
Located in Beijing's prime Chaoyang residential district, the mid-tier residence is near Scitech Plaza and Friendship Store shopping mall, Silk Market, Tiananmen Square, Forbidden City and Jianguomen subway station. Facilities include a gym, sauna, business centre and lounge. Units range from one to four-bedroom apartments.

82-4507

In Shanghai

The Ascott Pudong – 248 units, Pudong district

Boasting spectacular views of the Huangpu River, the luxury-tier The Ascott Pudong offers facilities such as a business centre, indoor heated pool, gym, sauna, indoor tennis court and residents' lounge. Units range from one to four-bedroom designer suites and elegant penthouses.

Somerset Grand Shanghai – 334 units, Luwan district

Located along Huai Hai Zhong Road, Somerset Grand Shanghai is in the heart of Shanghai's main business, shopping and dining belt. Facilities include an indoor heated swimming pool and an international kindergarten. Units range from one to three-bedroom suites.

Somerset Xu Hui – 167 units, Xuhui district

Situated in the Xuhui residential estate, Somerset Xu Hui is close to shopping and entertainment facilities in Huai Hai Zhong Road and Xujiahui. Facilities include a gym, indoor heated pool, lounge and tennis court. It offers spacious one to three-bedroom suites.

In Dalian

Somerset Harbour Court – 106 units, Zhongshan district

Part of the prime Dalian Asia Pacific Finance Centre in the city's CBD, the residence is a stroll from Dalian harbour's passenger station and a five-minute drive from the railway station. Facilities include a gym, business centre and lounge. Units comprise one and two-bedroom suites.

In Tianjin

Somerset Olympic Tower – 169 units, Heping district

In the heart of Tianjin's prime upmarket shopping area and residential district, Somerset Olympic Tower is close to international schools and the Tianjin railway station. Facilities include an indoor heated pool, gym, rooftop garden and barbecue area. Units range from one-bedroom suites to four-bedroom penthouses.

- End -

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITACOMMERCIAL TRUST MANAGEMENT LIMITED – "DATE OF RELEASE OF SECOND QUARTER 2004 FINANCIAL RESULTS"

CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.

CCTML annc.pdf

Submitted by Tan Wah Nam, Company Secretary on 14/07/2004 to the SGX

82-4507

MASNET No. 65 OF 14.07.2004
Announcement No. 65

CAPITACOMMERCIAL TRUST

Date of Release of Second Quarter 2004 Financial Results

The Board of Directors of CapitaCommercial Trust Management Limited ("CCTML") wishes to announce that CCTML will release the financial results for CapitaCommercial Trust for the period 6 February 2004 to 30 June 2004 on Friday, 16 July 2004.

By Order of the Board
CapitaCommercial Trust Management Limited
(as manager of CapitaCommercial Trust)

Jessica Lum
Company Secretary
14 July 2004

Submitted by Jessica Lum, Company Secretary, CapitaCommercial Trust Management Limited (as manager of CapitaCommercial Trust) on 14/07/2004 to the SGX

MASNET No. 98 OF 14.07.2004
Announcement No. 98

82-4507

CAPITALAND LIMITED

ANNOUNCEMENTS AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED - "(1) 2004 SECOND QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT; (2) CMT - 1H2004 DISTRIBUTION EXCEEDS FORECAST BY 7.7%; (3) ASSET VALUATION; AND (4) NOTICE OF BOOKS CLOSURE AND DISTRIBUTION PAYMENT DATE"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), as manager of CapitaMall Trust, has today issued announcements and news release on the aforesaid matters.

For details, please refer to the announcements and news release posted by CMTML on the SGX website www.sgx.com.sg

Submitted by Company Secretary, Tan Wah Nam on 14/07/2004 to the SGX

82-4507

CapitaMall Trust

Embargoed for release till 5.00 pm, 14 July 2004

CAPITAMALL TRUST

2004 SECOND QUARTER UNAUDITED FINANCIAL STATEMENT AND DISTRIBUTION ANNOUNCEMENT

CapitaMall Trust ("CMT") was established under a trust deed dated 29 October 2001 entered into between CapitaMall Trust Management Limited (as manager of CMT) (the "Manager") and Bermuda Trust (Singapore) Limited (as trustee of CMT) (the "Trustee"), as amended.

CMT was originally held privately under a private trust until 15 July 2002 and was subsequently listed on the Singapore Exchange Securities Trading Limited ("SGX-ST").

As at 31 December 2002, CMT held 3 properties, Tampines Mall, Junction 8 and Funan The IT Mall. On 26 June 2003, CMT acquired and added another property, IMM Building, into its portfolio. On 17 December 2003, CMT invested S$58 million in the Class E Bonds of CapitaRetail Singapore Limited, which owns CapitaRetail BPP Trust (owner of 90 strata units in Bukit Panjang Plaza), CapitaRetail Lot One Trust (owner of Lot One Shoppers' Mall) and CapitaRetail Rivervale Trust (owner of Rivervale Mall).

For a meaningful analysis/comparison of the actual results against the forecast as stated in the IMM circular dated 11 June 2003 and subsequently updated in the Offer Information Statement dated 9 December 2003, please refer to paragraph 9 specifically.

1(a)(i) **Income statement (2Q 2004 vs 2Q 2003)**

	2Q 2004 [2]	2Q 2003 [2]	Increase / (Decrease)
	S$'000	S$'000	%
Gross rental income	34,770	20,265	71.6
Car park income	1,240	1,080	14.8
Other income	1,725	988	74.6
Gross revenue	**37,735**	**22,333**	**69.0**
Property management fees	(1,393)	(881)	58.1
Property tax	(3,027)	884	442.4
Other property operating expenses [1]	(9,159)	(5,744)	59.5
Property operating expenses	**(13,579)**	**(5,741)**	**136.5**
Net property income	**24,156**	**16,592**	**45.6**
Interest income	1,193	18	6,527.8
Asset management fees	(2,439)	(1,370)	78.0
Trust expenses	(280)	(188)	48.9
Administrative expenses	**(2,719)**	**(1,558)**	**74.5**
Net investment income before interest costs and tax	**22,630**	**15,052**	**50.4**
Interest costs	(2,791)	(1,802)	54.9
Net investment income before tax	**19,839**	**13,250**	**49.7**
Taxation	NA	NA	NA
Net investment income after tax	**19,839**	**13,250**	**49.7**

The review of the performance can be found in paragraph 8.

Footnotes :

1 Included as part of the other property operating expenses are the following:

	2Q 2004	*2Q 2003*	*Increase / (Decrease)*
	S$'000	*S$'000*	*%*
Depreciation and amortisation	*169*	*6*	*2,716.7*
Allowance for doubtful debts and bad debts written off	*61*	*17*	*258.8*
Assets written off (primarily escalators {2004} and carpark systems {2003})	*633*	*408*	*55.1*

2 IMM Building was acquired on 26 June 2003.

82-4507

Income statement (1H 2004 vs 1H 2003)

	1H 2004 [2] S$'000	1H 2003 [2] S$'000	Increase / (Decrease) %
Gross rental income	69,076	41,295	67.3
Car park income	2,466	2,209	11.6
Other income	3,743	2,210	69.4
Gross revenue	**75,285**	**45,714**	**64.7**
Property management fees	(2,763)	(1,780)	55.2
Property tax	(6,319)	(951)	564.5
Other property operating expenses [1]	(18,675)	(10,342)	80.6
Property operating expenses	**(27,757)**	**(13,073)**	**112.3**
Net property income	**47,528**	**32,641**	**45.6**
Interest income	2,584	43	5,909.3
Asset management fees	(4,647)	(2,648)	75.5
Trust expenses	(816)	(470)	73.6
Administrative expenses	**(5,463)**	**(3,118)**	**75.2**
Net investment income before interest costs and tax	**44,649**	**29,566**	**51.0**
Interest costs	(5,534)	(3,549)	55.9
Net investment income before tax	**39,115**	**26,017**	**50.3**
Taxation	NA	NA	NA
Net investment income after tax	**39,115**	**26,017**	**50.3**

The review of the performance can be found in paragraph 8.

Footnotes :

1 Included as part of the other property operating expenses are the following:

	1H 2004 S$'000	*1H 2003 S$'000*	*Increase / (Decrease) %*
Depreciation and amortisation	*336*	*12*	*2,700.0*
Allowance for doubtful debts and bad debts written off	*105*	*105*	*-*
Assets written off (primarily escalators {2004} and carpark systems {2003})	*633*	*408*	*55.1*

2 IMM Building was acquired on 26 June 2003.

1(a)(ii) Distribution statement (2Q 2004 vs 2Q 2003)

	2Q 2004 S$'000	2Q 2003 S$'000	Increase / (Decrease) %
Net investment income after tax	19,839	13,250	49.7
Net effect of non-tax deductible / (chargeable) items (Note A)	1,314	823	59.7
Taxable income available for distribution to unitholders	**21,153**	**14,073**	**50.3**
Note A			
Non-tax deductible / (chargeable) items			
- Asset management fees (performance component)	*1,275*	*758*	*68.2*
- Trustee's fees	*104*	*75*	*38.7*
- Other items	*(65)*	*(10)*	*550.0*
Net effect of non-tax deductible / (chargeable) items	*1,314*	*823*	*59.7*

Distribution statement (1H 2004 vs 1H 2003)

	1H 2004 S$'000	1H 2003 S$'000	Increase / (Decrease) %
Net investment income after tax	39,115	26,017	50.3
Net effect of non-tax deductible / (chargeable) items (Note A)	2,668	1,626	64.1
Taxable income available for distribution to unitholders	**41,783**	**27,643**	**51.2**
Note A			
Non-tax deductible / (chargeable) items			
- Asset management fees (performance component)	*2,323*	*1,460*	*59.1*
- Trustee's fees	*212*	*148*	*43.2*
- Other items	*133*	*18*	*638.9*
Net effect of non-tax deductible / (chargeable) items	*2,668*	*1,626*	*64.1*

82-4507

1(b)(i) Balance sheet

As at 30 Jun 2004 vs 31 Dec 2003

	30 Jun 2004 S$'000	31 Dec 2003 S$'000	Increase / (Decrease) %
Non-current assets			
Plant & equipment	299	228	31.1
Investment properties	1,308,486[1]	1,240,000	5.5
Investment in securities	58,000	58,000	-
Total non-current assets	1,366,785	1,298,228	5.3
Current assets			
Trade & other receivables	7,360[2]	3,819	92.7
Cash & cash equivalents	42,537[3]	49,403[4]	(13.9)
Total current assets	49,897	53,222	(6.3)
Less current liabilities			
Short-term borrowings	55,703[5]	-	Nm
Trade & other payables	38,951[6]	34,793	12.0
Provision for taxation	367	367	-
Total current liabilities	95,021	35,160	170.3
Net current (liabilities)/assets	**(45,124)**	**18,062**	**Nm**
Less non-current liabilities			
Interest-bearing borrowings	325,000	325,000	-
Other non-current liabilities	21,043[7]	18,847	11.7
Total non-current liabilities	346,043	343,847	0.6
Net assets	**975,618**	**972,443**	**0.3**
Unitholders' funds	**975,618**	**972,443**	**0.3**

Footnotes:

1 The increase is due to the capitalisation of the upfront land premium of IMM Building and the subsequent capital expenditure for all the malls.

2 The increase is due primarily to the interest receivable for CMT's investment in Class E bonds of CapitaRetail Singapore Limited.

3 This includes the distributable income for 1H 2004 of S$41.8 million which will be distributed in August 2004.

4 This includes the distributable income for the period 26 June 2003 to 31 December 2003 of S$38.0 million which was distributed in February 2004.

5 The short term borrowing was taken to finance the payment of the upfront land premium of IMM Building. This will be converted to long term financing in the 2nd half of 2004.
6 The increase is due primarily to payables for asset enhancement works and property management fees and reimbursables for the malls.
7 The increase is due to security deposits received from tenants of the malls.

1(b)(ii) **Aggregate amount of borrowings and debt securities**

	30 Jun 2004 S$'000	31 Dec 2003 S$'000
Secured borrowings		
Amount repayable after one year	325,000	325,000
Unsecured borrowings		
Amount repayable in one year or less, or on demand	55,703	-
	380,703	325,000

Details of any collateral

As security for the borrowings, CMT has granted in favour of the lender the following:

(i) a mortgage over each of the properties

(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in the properties

(iii) an assignment of the insurance policies relating to the properties

(iv) an assignment of the agreements relating to the management of the properties

(v) a charge creating a fixed and floating charge over certain assets of CMT relating to the properties

1(c) Cash flows statement (2Q 2004 vs 2Q 2003)

	2Q 2004 [1] S$'000	2Q 2003 [1] S$'000
Operating activities		
Net investment income before tax	19,839	13,250
Adjustments for interest income, interest expense, depreciation and amortisation, asset management fee paid in units, provision/write-off of doubtful/bad debts & write-off of assets	3,673	3,061
Change in working capital	3,121	15,050
Cash generated from operating activities	**26,633**	**31,361**
Investing activities		
Interest received	6	14
Purchase of investment property, plant and equipment and subsequent expenditure	(6,360)	(257,897)
Cash flows from investing activities	**(6,354)**	**(257,883)**
Financing activities		
Proceeds from issue of new units	-	128,186
Payment of issue and financing expenses	1	(5,264)
Interest bearing borrowings	-	125,000
Interest paid	(2,878)	(2,312)
Cash flows from financing activities	**(2,877)**	**245,610**
Increase in cash and cash equivalent	**17,402**	**19,088**
Cash and cash equivalent at beginning of period	**25,135**	**38,734**
Cash and cash equivalent at end of period	**42,537**	**57,822**

Footnote :
1. IMM Building was acquired on 26 June 2003.

Cash flows statement (1H 2004 vs 1H 2003)

	1H 2004 [1] S$'000		1H 2003 [1] S$'000
Operating activities			
Net investment income before tax	39,115		26,017
Adjustments for interest income, interest expense, depreciation and amortisation, asset management fee paid in units, provision/write-off of doubtful/bad debts & write-off of assets	6,355		5,491
Change in working capital	3,175		12,554
Cash generated from operating activities	**48,645**		**44,062**
Investing activities			
Interest received	19		44
Payment of upfront land premium	(55,703)		-
Purchase of investment property, plant and equipment and subsequent expenditure	(11,824)		(258,693)
Cash flows from investing activities	**(67,508)**		**(258,649)**
Financing activities			
Proceeds from issue of new units	-		128,186
Payment of issue and financing expenses	(136)		(5,264)
Interest bearing borrowings	55,703		125,000
Distribution to unitholders	(37,973)		(24,963)
Interest paid	(5,597)		(3,519)
Cash flows from financing activities	**11,997**		**219,440**
(Decrease)/increase in cash and cash equivalent	**(6,866)**		**4,853**
Cash and cash equivalent at beginning of period	**49,403**		**52,969**
Cash and cash equivalent at end of period	**42,537**	[2]	**57,822**

Footnotes:
1 IMM Building was acquired on 26 June 2003.
2. Cash was utilised to fund the asset enhancement works during the period from Jul 2003 to June 2004.

1(d)(i) Statement of changes in unitholders' funds (2Q 2004 vs 2Q 2003)

As at 30 Jun 2004 vs 30 Jun 2003

	2Q 2004 S$'000	2Q 2003 S$'000
Balance as at beginning of period	**954,670**	**749,700**
Operations		
Net investment income after tax	19,839	13,250
Net appreciation on revaluation of investment property	-	15,583
Net increase in net assets resulting from operations	**19,839**	**28,833**
Unitholders' transactions		
Creation of units		
- proceeds from placement	-	128,186[1]
- management fee paid in units	1,108	730
Issue and financing expenses	1	(5,960)[2]
Net increase in net assets resulting from unitholders' transactions	**1,109**	**122,956**
Balance as at end of period	**975,618**	**901,489**

Footnote:

1 New units of 119.8 million were issued on 26 June 2003 to part finance the acquisition of IMM Building.

2 This comprises mainly the underwriting and selling commissions and other issue/circular expenses relating to the capital raising exercise for the acquisition of IMM Building.

Statement of changes in unitholders' funds (1H 2004 vs 1H 2003)

As at 30 Jun 2004 vs 30 Jun 2003

	1H 2004 S$'000	1H 2003 S$'000
Balance as at beginning of period	**972,443**	**761,220**
Operations		
Net investment income after tax	39,115	26,017
Net appreciation on revaluation of investment property	-	15,583
Net increase in net assets resulting from operations	**39,115**	**41,600**
Unitholders' transactions		
Creation of units		
- proceeds from placement	-	128,186[1]
- management fee paid in units	2,099	1,406
Issue and financing expenses	(66)	(5,960)[2]
Distribution to unitholders	(37,973)[3]	(24,963)[4]
Net (decrease)/increase in net assets resulting from unitholders' transactions	**(35,940)**	**98,669**
Balance as at end of period	**975,618**	**901,489**

Footnote:
1 New units of 119.8 million were issued on 26 June 2003 to part finance the acquisition of IMM Building.
2 This comprises mainly the underwriting and selling commissions and other issue/circular expenses relating to the capital raising exercise for the acquisition of IMM Building.
3 Distribution income for the period of 26 June 2003 to 31 December 2003 paid in February 2004.
4 Distribution income for the period of 16 July 2002 to 31 December 2002 paid in February 2003.

1(d)(ii) **Details of any change in the units (2Q 2004 vs 2Q 2003)**

	2Q 2004 Units	2Q 2003 Units
Balance as at beginning of period	**906,781,421**	**739,224,562**
Issue of new units :		
- As payment of asset management fees	748,666[1]	694,109[2]
- For acquisition of IMM Building	-	119,800,000[3]
Balance as at end of period	**907,530,087**	**859,718,671**

Footnote:
1. These are the performance component of the asset management fees for 1Q 2004 which were issued in Apr 2004.
2. These are the performance component of the asset management fees for 1Q2003 which were issued in Apr 2003.
3. These were the new units issued to part finance the acquisition of IMM Building on 26 June 2003.

1(d)(ii) Details of any change in the units (1H 2004 vs 1H 2003)

	1H 2004 Units	1H 2003 Units
Balance as at beginning of period	**906,063,427**	**738,560,948**
Issue of new units :		
- As payment of asset management fees	1,466,660[1]	1,357,723[2]
- For acquisition of IMM Building	-	119,800,000[3]
Balance as at end of period	**907,530,087**	**859,718,671**

Footnote:
1 These are the performance component of the asset management fees for 4Q 2003 and 1Q 2004 which were issued in February 2004 and April 2004 respectively.
2 These are the performance component of the asset management fees for 4Q 2002 and 1Q 2003 which were issued in January 2003 and April 2003 respectively.
3. These were the new units issued to part finance the acquisition of IMM Building on 26 June 2003.

2 **Whether the figures have been audited, or reviewed and in accordance with which standard (eg. the Singapore Standard on Auditing 910 (Engagement to Review Financial Statements); or an equivalent standard)**

The figures have not been audited nor reviewed by our auditors.

3 **Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)**

Not applicable.

4 **Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied**

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with the audited financial statements for the year ended 31 Dec 2003.

5 **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

Nil

6 Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period (2Q 2004 vs 2Q 2003)

In computing the EPU, the weighted average number of units in issue as at the end of each period is used for the computation. The diluted EPU is the same as the basic EPU as there are no dilutive instruments in issue during the period.
In computing the DPU, the number of units as at end of each period is used.

82-4507

	2Q 2004	2Q 2003	1H 2004	1H 2003
Weighted average number of units in issue	907,299,728	746,287,517	906,902,499	742,672,892
Earnings per unit ("EPU")				
Based on the weighted average number of units in issue	2.19¢	1.78¢	4.31¢	3.50¢
Based on fully diluted basis	2.19¢	1.78¢	4.31¢	3.50¢
Number of units in issue at end of period	907,530,087	859,718,671	907,530,087	859,718,671
Distribution per unit ("DPU")				
Based on the number of units in issue at end of period	2.33¢	1.64¢	4.60¢	3.22¢

7 <u>**Net asset value ("NAV") backing per unit based on issued units at the end of the period**</u>

	30 Jun 2004	31 Dec 2003
NAV per unit	$1.08	$1.07
Adjusted NAV per unit (excluding the distributable income)	$1.03	$1.03

8 <u>**Review of the performance**</u>

	2Q 2004 S$'000	2Q 2003 S$'000	1Q 2004 S$'000	1H 2004 S$'000	1H 2003 S$'000
<u>**Income statement**</u>					
Gross revenue	37,735	22,333	37,550	75,285	45,714
Property operating expenses	(13,579)	(5,741)	(14,178)	(27,757)	(13,073)
Net property income	24,156	16,592	23,372	47,528	32,641
Interest income	1,193	18	1,391	2,584	43
Administrative expenses	(2,719)	(1,558)	(2,744)	(5,463)	(3,118)
Interest costs	(2,791)	(1,802)	(2,743)	(5,534)	(3,549)
Net investment income before tax	**19,839**	**13,250**	**19,276**	**39,115**	**26,017**

	2Q 2004 S$'000	2Q 2003 S$'000	1Q 2004 S$'000	1H 2004 S$'000	1H 2003 S$'000
Distribution statement					
Net investment income before tax	19,839	13,250	19,276	39,115	26,017
Net effect of non-tax deductible / (chargeable) items	1,314	823	1,354	2,668	1,626
Taxable income available for distribution to unitholders	**21,153**	**14,073**	**20,630**	**41,783**	**27,643**
Distribution per unit (in cents)					
For the period	2.33¢	1.64¢	2.27¢	4.60¢	3.22¢
Annualised	9.37¢	6.58¢	9.10¢	9.25¢	6.49¢

2Q 2004 vs 2Q 2003

Gross revenue for 2Q 2004 was S$37.7 million, an increase of S$15.4 million from 2Q 2003. Gross revenue of S$11.8 million from IMM Building contributed to the big increase in revenue. The higher revenue was also due to higher rental income arising from the higher rental rates achieved by the malls on new and renewal leases, income from new areas created at Junction 8 and Tampines Mall, as well as higher income from other income initiatives.

Property operating expenditure for 2Q 2004 was S$13.6 million, an increase of $7.8 million from 2Q 2003. This was due to expenses of S$5.2 million incurred by IMM Building and higher property tax incurred by the malls.

Interest income for 2Q 2004 was S$1.2 million. This was the interest derived from the investment in Class E bonds of CapitaRetail Singapore Limited.

Administrative expenses for 2Q 2004 were S$2.7 million, an increase of S$1.2 million over the corresponding period. This was due mainly to an increase in asset management fees due to the higher revenue generated and higher property values under management.

Interest costs were S$2.8 million for the period, $1.0 million higher than 2Q 2003. This was due to the additional borrowings of S$125 million taken up in June 2003 to part finance the acquisition of IMM Building and S$55.7 million taken up in January 2004 to finance the payment of the upfront land premium of IMM Building.

2Q 2004 vs 1Q 2004

Gross revenue for 2Q 2004 was marginally higher by S$0.2m over 1Q 2004.

Property operating expenditure was S$0.6 million lower due to the cessation of land premium payments for IMM Building from Feb 04 after the conversion to upfront land premium scheme and prior year property tax refund for IMM Building. Lower tenant-related expenses were offset by the write-off of escalators in one of the malls undergoing enhancement works.

1H 2004 vs 1H 2003

Gross revenue for the period was S$75.3 million. This is an increase of S$29.6 million from 1H 2003. The higher revenue was mainly due to the contribution of S$24.1 million from IMM Building and higher rental income achieved by the malls as a result of higher average rental rates achieved on new and renewal leases, income from new areas created at Junction 8 and Tampines Mall, as well as other income initiatives.

Property operating expenditure for the period was S$27.8 million, an increase of S$14.7 million from 1H 2003. The higher operating expenses were due to S$10.9 million incurred by IMM Building and higher property tax for the malls.

Interest income for 1H 2004 was S$2.6 million, an increase of S$2.5 million over the corresponding period in 2003. This was the interest derived from the investment in Class E bonds of CapitaRetail Singapore Limited.

Administrative expenses for 1H 2004 were S$5.5 million, an increase of S$2.3 million over the corresponding period. This was due mainly to an increase in asset management fees due to the higher revenue generated and higher property values under management.

Interest costs were S$5.5 million for the period, S$2.0 million higher than 1H 2003. This was due to the additional borrowings of S$125 million taken up in June 2003 to part finance the acquisition of IMM Building and S$55.7 million taken up in January 2004 to finance the payment of the upfront land premium of IMM Building.

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

Income statement (Actual vs Forecast)

9(i)

	Actual 1H 2004 S$'000	Forecast 1H 2004[1] S$'000	Increase / (Decrease) %
Gross rental income	69,076	67,006	3.1
Car park income	2,466	2,021	22.0
Other income	3,743	2,045	83.0
Gross revenue	**75,285**	**71,072**	**5.9**
Property management fees	(2,763)	(2,583)	7.0
Property tax	(6,319)	(5,676)	11.3
Other property operating expenses	(18,675)	(15,883)	17.6
Property operating expenses	**(27,757)**	**(24,142)**	**15.0**
Net property income	**47,528**	**46,930**	**1.3**
Interest income	2,584	2,494	3.6
Asset management fees	(4,647)	(3,591)	29.4
Trust expenses	(816)	(922)	(11.5)
Administrative expenses	**(5,463)**	**(4,513)**	**21.1**
Net investment income before interest costs and tax	**44,649**	**44,911**	**(0.6)**
Interest costs	(5,534)	(6,895)	(19.7)
Net investment income before tax	**39,115**	**38,016**	**2.9**

9(ii) Distribution statement

Net investment income before tax	39,115	38,016	2.9
Net effect of non-tax deductible / (chargeable) items	2,668	1,370	94.7
Taxable income available for distribution to unitholders	**41,783**	**39,386**	**6.1**
Distribution per unit (in cents)			
For the period	4.60¢	4.30¢	7.7
Annualised	9.25¢	8.59¢	7.7

Footnote:

1 The forecast is based on management's half yearly forecast. This, together with the next half year's forecast, is the forecast shown in the IMM circular dated 11 Jun 2003 and subsequently updated in the Offer Information Statement dated 9 December 2003.

		Actual 1H 2004 S$'000	Forecast [1] 1H 2004 S$'000	Increase / (Decrease) %
9(iii)	**Breakdown of gross revenue**			
	Tampines Mall	24,325	22,907	6.2
	Junction 8	15,691	14,748	6.4
	Funan The IT Mall	10,620	10,626	(0.1)
	IMM Building	24,649	22,791	8.2
	Gross revenue	**75,285**	**71,072**	**5.9**

Footnote:
1 The forecast is based on management's half yearly forecast. This, together with the next half year's forecast, is the forecast shown in the IMM circular dated 11 Jun 2003 and subsequently updated in the Offer Information Statement dated 9 December 2003.

		Actual 1H 2004 S$'000	Forecast [1] 1H 2004 S$'000	Increase / (Decrease) %
9(iv)	**Breakdown of net property income**			
	Tampines Mall	17,114	16,728	2.3
	Junction 8	10,373	10,207	1.6
	Funan The IT Mall	6,566	6,537	0.4
	IMM Building	13,475	13,458	0.1
	Net property income	**47,528**	**46,930**	**1.3**

Footnote:
1 The forecast is based on management's half yearly forecast. This, together with the next half year's forecast, is the forecast shown in the IMM circular dated 11 Jun 2003 and subsequently updated in the Offer Information Statement dated 9 December 2003.

9(v) **Review of the performance**

Actual gross revenue for the period was S$75.3 million, an increase of S$4.2 million from the forecast for the corresponding period. The higher revenue was mainly due to higher rental rates which were achieved by the malls on new and renewal leases and the lower vacancy periods, except for Funan the IT Mall. Higher income was derived from various income-generating initiatives undertaken.

Actual property operating expenditure was S$27.8 million, an increase of S$3.6 million from forecast. This was due mainly to higher property tax, expenses to re-position the malls and write-off of escalators in one of the malls which is in the midst of undergoing enhancements works.

Interest costs were lower by S$1.4 million due to the lower interest rates achieved versus the forecast.

10 **Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months**

The Singapore economy registered growth of 7.5% in 1Q04, higher than the 4.9% in 4Q03. Total demand increased by 16% in 1Q04, higher than the 10% gain for the last quarter.

82-4507

Both external and domestic demand increased by 16%.

The economic recovery has broadened in 1Q04 as all major sectors saw improvements in year-on-year growth, led by manufacturing and wholesale and retail trade. Retail sales, excluding motor vehicles, grew by 2.9%, ending 4 quarters of decline. Hotel and restaurants grew by 1.8%, the first positive growth since 4Q02 due to improvements in visitor arrivals and improving domestic consumer sentiments.

In consideration of the strong growth and favorable external factors, MTI has revised 2004 GDP growth forecast upwards to 5.5% to 7.5% to reflect the strength of the economic upturn. The retail property market is expected to remain resilient this year with rentals expected to be stable, with possible rental hike expected for better managed malls.

Outlook for 2004

Given the actual performance for the first half of 2004, the Manager of CMT is confident to deliver the 2004 distribution per unit forecast of 8.59 cents as stated in the Offer Information Statement dated 9 December 2003 with potential upside, barring unforeseen circumstances.

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period? Yes

Name of distribution	: Distribution of distributable income for the period from 1 January 2004 to the day immediately prior to the date on which new Units ("Units" will be units in CMT) will be issued pursuant to the proposed equity funds raising exercise to raise funds for the proposed acquisition of Plaza Singapura. (See the CMT circular dated 21 June 2004 (herein referred to as the "Circular") issued in connection with the Extraordinary General Meeting of Unitholders ("Unitholders" will be holders of Units) held on 8 July 2004.)
Distribution type	: Income
Distribution rate	: Between 5.36 cents to 5.68 per Unit, and no less than 5.36 cents per Unit. The actual distribution to be confirmed.
Par value of units	: Not meaningful
Tax rate	: Qualifying Unitholders and individuals (other than those who hold their units through a partnership or through a nominee) will receive pre-tax distributions. These unitholders will pay tax on the distributions at their own applicable tax rates. Individuals are, however, exempt from tax on the distributions unless such distributions are derived through a Singapore partnership or from the carrying on of a trade, business or profession. All other Unitholders will receive their distributions after deduction of tax at the rate of 20%.
Remarks	Please see the Circular for further details about the Distribution, including the rationale for it being in respect of the period from 1 January 2004 to the day immediately prior to the date on which new Units will be issued pursuant to the Equity Funds Raising instead of the original scheduled period from 1 January 2004 to 30 June 2004.

11(b) Corresponding period of the preceding financial period

Any distributions declared for the corresponding period of the immediate preceding financial period?

Name of distribution	: Distribution of distributable income for the period from 1 January 2003 to 25 June 2003.
Distribution type	: Income
Distribution rate	: 3.62 cents per Unit
Par value of units	: Not meaningful
Tax rate	: Qualifying Unitholders, including qualifying individuals, will receive pre-tax distributions and pay tax on the distributions at their own marginal rate subsequently. Unitholders using CPF funds and SRS funds will also receive pre-tax distributions. These distributions are tax-exempt. All other Unitholders will receive their distributions after deduction of tax at the rate of 22%.
Remarks	: In the Circular to Unitholders dated 11 June 2003, it was stated that the manager's expectation of the distribution per unit will be between 3.59 cents and 3.69 cents per unit, and no less than 3.59 cents per unit.

11(c) Date payable — On or about 27 August 2004

11(d) Book closure date — 30 July 2004

12 <u>If no distribution has been declared/recommended, a statement to that effect</u>

NA

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD
CAPITAMALL TRUST MANAGEMENT LIMITED
(as Manager of CapitaMall Trust)

Jessica Lum

Company Secretary

14 July 2004

82-4507

CapitaMall Trust

NEWS RELEASE

14 July 2004
For Immediate Release

CMT 1H2004 Distribution Exceeds Forecast[1] by 7.7%

Tenancy remix, asset enhancements and yield accretive acquisitions drive growth

Singapore, 14 July 2004 – CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust (CMT), is pleased to announce a distributable income of S$41.8 million for the period from 1 January 2004 to 30 June 2004, an increase of more than S$2.3 million over the forecast of S$39.4 million[1]. The resulting distribution per unit in CMT ("DPU") for the said period is 4.60¢ (annualised 9.25¢), which is 7.7% higher than the forecast DPU of 4.30¢[1] (annualised 8.59¢). With this DPU, the annualised distribution yield of units in CMT ("Units") is 5.4%, based on the trading price of S$1.70 per Unit as at the close of trading on 13 July 2004.

In conjunction with the proposed equity fund raising exercise to raise funds for the acquisition of Plaza Singapura and in lieu of the scheduled distribution in respect of CMT's distributable income for the period from 1 January 2004 to 30 June 2004, CMTML intends to declare a distribution of CMT's distributable income for the period from 1 January 2004 to the day immediately prior to the date on which new units will be issued under the equity fund raising (the "Cumulative Distribution"). The expected completion date for the equity fund raising as well as the acquisition of Plaza Singapura is early August 2004. The estimated DPU under the Cumulative Distribution ranges from 5.36¢ to 5.68¢, and will be no less than 5.36¢. The Cumulative Distribution is expected to be paid by end-August 2004.

Gross revenue for the period was S$75.3 million, an increase of S$4.2 million or 5.9% from the forecast[1]. Net property income has also increased for all the properties in CMT's portfolio. The improved revenue was mainly due to higher rentals achieved by CMT's malls on new and renewal leases, income from new space created at Junction 8 and Tampines Mall, and shorter vacancy periods.

[1] Based on the forecast set out in the CMT circular dated 11 June 2003 ("Circular") and subsequently updated in CMT's offer information statement dated 9 December 2003 ("OIS"), as well as the assumptions set out in the Circular and OIS.

Said Mr Hsuan Owyang, Chairman and Director of CMTML, "We are pleased that CMT's unit price has appreciated 77% since its IPO two years ago. The increase in DPU, which accounts for almost half of its unit price appreciation, is due to management's proactive asset management, innovative asset enhancement strategy and yield accretive acquisitions. The remaining growth in the unit price is the result of lower yield expectations by investors as they get more familiar with REITs as investment instruments in Singapore. Looking ahead, we are confident of delivering sustainable distributions to unitholders."

Added Mr Pua Seck Guan, CEO of CMTML, "Whilst proactive management of our assets generates an average of 3% increase per annum in revenue through rent renewals, it is our tenancy remix and asset enhancement initiatives which are the main drivers of growth. Taking Junction 8 as an example, only 24% of the rental improvements were due to upward lease renewals, while 76% were due to reconfiguration of existing units and asset enhancement initiatives which benefit the tenants. When completed, the asset enhancement initiatives will yield an additional annual rental of S$6.5 million which accounts for over 20% of the current annual rental at Junction 8. This is a testament of our ability to add value to our assets."

CMTML has demonstrated that a rigorous asset enhancement plan which has been properly implemented can increase the value of net lettable area at CMT's malls. Moving forward, CMTML will continue to ensure sustainable growth by rejuvenating the tenant mix at each of CMT's malls, and by continually injecting fresh ideas and novel concepts to remain relevant to consumers' needs.

Proposed Acquisition of Plaza Singapura

CMTML has already obtained unitholders' approval for the proposed acquisition of Plaza Singapura, a prime freehold mall located along the Orchard Road shopping belt. The acquisition is yield accretive for unitholders, and is expected to further increase DPU.

About CapitaMall Trust

CMT is the first listed REIT in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 900 leases from local and international tenants. It currently has a portfolio of four major shopping malls in both the suburban and city areas - Tampines Mall, Junction 8 Shopping Centre, Funan The IT Mall and IMM Building. Plans are underway for the acquisition of Plaza Singapura, a shopping mall catering to basic shopping needs, located along the prime Orchard Road shopping belt.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Southeast Asia.

Visit CMT's website at www.capitamall.com for more details.

Important Notice

Issued by CapitaMall Trust Management Limited

For enquiries, please contact:

Analyst Contact
Jack Lam
DID: (65) 6826 5543
Email: jack.lam@capitaland.com.sg

Media Contact
Julie Ong
DID: (65) 68233541
Email: julie.ong@capitaland.com.sg

82-4507

CapitaMall Trust

ANNOUNCEMENT - ASSET VALUATION

The Board of Directors of CapitaMall Trust Management Limited (as manager of CapitaMall Trust) (the "**Manager**") wishes to announce that, in connection with the proposed equity fund raising exercise to raise funds for CapitaMall Trust's proposed acquisition of Plaza Singapura and in compliance with the requirement in paragraph 9.2 of the Property Fund Guidelines in the Code of Collective Investment Schemes issued by the Monetary Authority of Singapore, the Manager has obtained new independent valuations of the four properties currently owned by CapitaMall Trust (namely, Tampines Mall, Junction 8 Shopping Centre, Funan The IT Mall and IMM Building (the "**Existing Properties**")) from Knight Frank Pte Ltd.

The valuation reports on each of the Existing Properties (each dated 8 July 2004) value the Existing Properties as follows:

Property	Property Valuation
Tampines Mall	S$484,000,000
Junction 8	S$330,000,000
Funan The IT Mall	S$199,000,000
IMM Building	S$341,000,000
Total	S$1,354,000,000

The total valuation of the Existing Properties is S$46 million higher than the carrying value thereof as at 30 June 2004. In line with the Manager's accounting policy to revalue CapitaMall Trust's investment properties on an annual basis and at the end of each year, the carrying value of the Existing Properties will be revalued based on the annual valuations thereof to be obtained at the end of the year.

Copies of the valuation reports are available for inspection at the Manager's registered office during normal business hours for a period of 3 months from the date of this announcement.

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Jessica Lum
Company Secretary
Singapore
14 July 2004

Important Notice

The value of units in CapitaMall Trust ("**Units**") and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

82-4507

CapitaMall Trust

*Unless otherwise defined, capitalised terms used in this announcement have the same meaning as defined in the circular dated 21 June 2004 (the "**Circular**") issued to unitholders of CapitaMall Trust ("**Unitholders**") in connection with the Extraordinary General Meeting of Unitholders held on 8 July 2004.*

NOTICE OF BOOKS CLOSURE AND DISTRIBUTION PAYMENT DATE

NOTICE IS HEREBY GIVEN THAT the Transfer Books and Register of Unitholders of CapitaMall Trust ("**CMT**") will be closed on **30 July 2004 at 5.00 p.m.** (the "**Books Closure Date**") to determine Unitholders' entitlements to CMT's distributable income for the period from 1 January 2004 to the day immediately prior to the date on which new units in CMT ("**Units**") will be issued pursuant to the Equity Funds Raising (the "**Distribution**")[1].

Unitholders whose securities accounts with The Central Depository (Pte) Limited are credited with Units as at the Books Closure Date will be entitled to the Distribution (which is currently expected to be paid on or about **27 August 2004**).

The current expectation of CapitaMall Trust Management Limited (the manager of CMT) (the "Manager") is that the quantum of the distribution per Unit under the Distribution will be between 5.36 cents and 5.68 cents, and no less than 5.36 cents. The actual quantum of the distribution per Unit will be announced on or about 13 August 2004, after the management accounts of CMT for the relevant period have been finalised.

DECLARATION FOR SINGAPORE TAX PURPOSES

Qualifying Unitholders

Qualifying Unitholders will receive a gross Distribution, but will have to pay income tax later at their own applicable tax rates. Such Unitholders must complete a prescribed form for declaring their Singapore tax residence status (the "**Declaration for Singapore Tax Purposes Form**"). They will receive the prescribed form from CMT's Unit Registrar, Lim Associates (Pte) Ltd, and will have to complete and return the form to Lim Associates (Pte) Ltd.

Qualifying Unitholders include Singapore incorporated and tax-resident companies. The complete list of qualifying Unitholders will be shown on the "Declaration for Singapore Tax Purposes Form".

Lim Associates (Pte) Ltd will despatch the "Declaration for Singapore Tax Purposes Form" to Unitholders on or around 4 August 2004.

Important Note

Qualifying Unitholders must complete and return the "Declaration for Singapore Tax Purposes Form" by 16 August 2004 at 5.00 p.m. in order to receive the gross Distribution as described above.

---

[1] Please see the Circular for further details about the Distribution, including the rationale for it being in respect of the period from 1 January 2004 to the day immediately prior to the date on which new Units will be issued pursuant to the Equity Funds Raising instead of the original scheduled period from 1 January 2004 to 30 June 2004.

82-4507

Individuals

Unitholders who are individuals will receive a gross Distribution. There is no need for such Unitholders to fill up the "Declaration for Singapore Tax Purposes Form". The Distribution received by individuals is exempt from tax if it is not derived through a partnership in Singapore or from the carrying on of a trade, business or profession.

CPF/SRS Funds

Unitholders who have purchased their Units using moneys from their Central Provident Fund ("**CPF**") accounts or Supplementary Retirement Scheme ("**SRS**") accounts will receive a gross Distribution which is tax-exempt. Therefore, there is no need for such Unitholders to fill up the "Declaration for Singapore Tax Purposes Form".

Joint or Nominee Unitholders and Non-Qualifying Unitholders

Unitholders who hold their Units jointly (other than those held jointly by individuals) or through nominees as well as non-qualifying Unitholders will receive their Distribution net of 20% tax. These Unitholders therefore do not need to return the "Declaration for Singapore Tax Purposes Form".

DECLARATION IN INCOME TAX RETURN

The Distribution is considered as income for the year 2004. Beneficial owners of the Distribution, other than those who are exempt from tax on the Distribution, are required to declare the gross income distribution as taxable income in their income tax return for the year of assessment 2005.

IMPORTANT DATES AND TIMES

30 July 2004 at 5.00 p.m.	Closing of the Transfer Books and Register of Unitholders of CMT
By 16 August 2004 at 5.00 p.m.	Unitholders must complete and return the "Declaration for Singapore Tax Purposes Form".
On or about 27 August 2004	Payment of Distribution

For enquiries, please contact Jack Lam at 6536 1188 or email: jack.lam@capitaland.com.sg or visit our website at <www.capitamall.com>.

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Jessica Lum
Company Secretary
14 July 2004

Important Notice

The value of Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

82-4507

CAPITALAND LIMITED

TRANSFER OF ONE SHARE IN TCC CAPITAL LAND LTD.

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its wholly-owned subsidiary, CapitaLand Asia Pte. Ltd. ("CapitaLand Asia"), had on 2 July 2004 transferred, at par, one share of par value Baht 100 in the issued share capital of TCC Capital Land Ltd. ("TCCCL") to TCC Land Co. Ltd. ("TCC Land"), the other shareholder in TCCCL.

TCCCL is a 60:40 joint venture established in Thailand between TCC Land and CapitaLand Asia, to invest in, develop and manage properties in the residential, office and retail sectors in Thailand.

The transfer was made to reduce the shareholding of CapitaLand Asia, a foreign shareholder in TCCCL, to less than 40% for the purpose of facilitating land purchases in Thailand. Following the transfer, CapitaLand's indirect interest in TCCCL through CapitaLand Asia remains substantially unchanged at 40%, less one share.

The transfer does not have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2004.

None of the Directors or controlling shareholders of CapitaLand has any interest, direct or indirect, in the above transfer.

By Order of the Board

Tan Wah Nam
Company Secretary
16 July 2004

Submitted by Tan Wah Nam, Company Secretary on 16/07/2004 to the SGX

MASNET No. 65 OF 16.07.2004
Announcement No. 65

CAPITALAND LIMITED

DISSOLUTION OF INDIRECT SUBSIDIARY, ENABLED HOMES PTE LTD

Further to the announcement made on 12 March 2003, the Board of Directors of CapitaLand Limited wishes to announce that its indirect 55%-owned subsidiary, eNabled Homes Pte Ltd ("EHPL"), which had been placed under members' voluntary liquidation, has been dissolved on 15 July 2004.

The dissolution of EHPL is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand group for the financial year ending 31 December 2004.

By Order of the Board

Tan Wah Nam
Company Secretary
16 July 2004

Submitted by Company Secretary, Tan Wah Nam on 16/07/2004 to the SGX

MASNET No. 82 OF 16.07.2004
Announcement No. 82

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITACOMMERCIAL TRUST MANAGEMENT LIMITED – "(1) 2004 SECOND QUARTER FINANCIAL STATEMENT ANNOUNCEMENT; AND (2) CCT'S DISTRIBUTABLE INCOME EXCEEDS FORECAST BY 8.1%"

CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited ("CCTML"), as manager of CapitaCommercial Trust, has today issued an announcement and a news release on the aforesaid matters.

For details, please refer to the announcement and news release posted by CCTML on the SGX website www.sgx.com.sg.

Submitted by Tan Wah Nam, Company Secretary on 16/07/2004 to the SGX

82-4507

CapitaCommercial Trust

Embargoed for release till 5.00 pm, 16 July 2004

CAPITACOMMERCIAL TRUST
2004 SECOND QUARTER FINANCIAL STATEMENT ANNOUNCEMENT

For a meaningful analysis/comparison of the actual results against the forecast as stated in the Introductory Document, please refer to paragraph 9 of this announcement.

CapitaCommercial Trust (CCT) was established under a Trust Deed dated 6 February 2004 entered into between CapitaCommercial Trust Management Limited (as manager of CCT) (the "Manager") and Bermuda Trust (Singapore) Limited (as trustee of CCT). CCT's first financial period is from the date of its inception ie. 6 February 2004 to 31 December 2004.

CCT acquired Capital Tower, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park on 23 February 2004 through acquiring all the shares in the respective companies which owned each of the properties. CCT agreed with the vendors of these property holding companies that the income of the property holding companies up to and including 29 February 2004 will accrue to the respective vendors. These six property holding companies were subsequently liquidated and the respective properties were transferred to CCT as distribution in specie on 1 March 2004. Separately, on 1 March 2004, CCT acquired 6 Battery Road.

All the units in CCT ("Units") were directly or indirectly held by CapitaLand Limited up to and including 14 May 2004 (the "Private Trust"). On 15 May 2004, CapitaLand Limited distributed approximately 60% of the Units in specie to its shareholders (the "Public Trust"). On 14 May 2004, CCT distributed its distributable income for the period from 6 February 2004 to 14 May 2004 to the companies in the CapitaLand Group that together held 100% of the Units. CCT's distributable income from 15 May 2004 to the end of the current distribution period (31 December 2004) will be distributed to all the unitholders, including all the companies in the CapitaLand Group that continue to hold Units, on or before 28 February 2005. From 1 January 2005, CCT will make distributions to its unitholders on a semi-annual basis, with the amount calculated as at 30 June and 31 December each year for the six-month period ending on each of the said dates.

All the Units have been listed on Singapore Exchange Securities Trading Limited (the "SGX-ST") since the commencement of "when issued" trading in the Units on 11 May 2004. The Units began trading on a "ready" basis on the SGX-ST on 17 May 2004.

CCT has been granted tax transparency. Therefore income which is distributed is not taxed at CCT level. Qualifying unitholders and individuals (other than those who hold their units through a partnership or through a nominee) will receive pre-tax distributions. For the qualifying unitholders, gross distribution will be made and they will subsequently be taxed on the distributions at their applicable income tax rates. Individuals are exempt from tax on CCT's distributions unless such distributions are derived through a partnership in Singapore or from the carrying on of a trade, business or profession. Distributions made to all the other unitholders will be subjected to tax deducted at source at the prevailing corporate tax rate, currently 20%. This tax deducted can be used to offset against their Singapore income tax liabilities. Also, to qualify for tax transparency, CCT must distribute at least 90% of its taxable income. As stated in the Introductory Document dated 16 March 2004 (the "Introductory Document"), CCT will distribute 95% of its taxable income to unitholders up to 31 December 2005.

6 February 2004 to 30 June 2004 is CCT's first interim financial period and the prior period comparatives are based on the pro forma financial information as stated in CCT's Introductory Document.

1(a)(i) **Statement of Total Return (1H 2004 vs 1H 2003)**

(For a review of the performance, please refer to paragraph 8(a)(i) on page 13)

	Actual (6/2/04 to 30/6/04) [1] S$'000	**Pro Forma** (1/3/03 to 30/6/03) [2] S$'000	Increase / (Decrease) %
Statement of Total Return			
Gross rental income	31,203	35,586	(12.3)
Car park income	2,948	2,886	2.1
Other income	1,454	1,508	(3.6)
Gross revenue	**35,605**	**39,980**	**(10.9)**
Property management fees	(785)	(977)	(19.7)
Property tax	(2,782)	(1,509)	84.4
Other property operating expenses [3]	(6,616)	(5,911)	11.9
Property operating expenses	**(10,183)**	**(8,397)**	**21.3**
Net property income	**25,422**	**31,583**	**(19.5)**
Interest income	10	20	(50.0)
Manager's management fees	(1,786)	(2,029)	(12.0)
Trust expenses	(808)	(1,086)	(25.6)
Borrowing costs	(4,318)	(4,911)	(12.1)
Non-operating expenditure [4]	(2,687)	-	Nm
Net investment income before tax	**15,833**	**23,577**	**(32.8)**
Income tax [5]	(2,409)	(262)	819.5
Net investment income after tax	**13,424**	**23,315**	**(42.4)**
Distribution Statement			
Net investment income before tax	**15,833**	**23,577**	**(32.8)**
Net effect of non-tax deductible/(chargeable) items [6]	2,826	252	1,021.4
Taxable income available for distribution to unitholders	**18,659**	**23,829**	**(21.7)**
Distributable income to unitholders [7]	**15,886**	**22,639**	**(29.8)**

Footnotes

(1) CCT was established on 6 February 2004 but the acquisition of the real properties was completed on 1 March 2004. Hence the income recorded relates only to the 4 month period from 1 March 2004 to 30 June 2004. CCT has no income from 6 to 29 February 2004. The entire period relates to both the Private Trust and Public Trust periods and the details are as stated in paragraph (1)(a)(iii) on page 6.

(2) *This is the first interim financial period of CCT and the comparative numbers for 2003 are extracted from the pro forma financial information which was stated in the Introductory Document and pro-rated equally for 4 months to correspond to the period from 1 March 2003 to 30 June 2003.*

(3) *Included as part of the other property operating expenses are the following:*

	Actual (6/2/04 to 30/6/04) S$'000	Pro Forma (1/3/03 to 30/6/03) S$'000	Increase / (Decrease) %
Depreciation and amortization	49	53	(7.5)
Allowance for doubtful debts and bad debts written off	-	(12)	(100.0)
Asset written off	-	126	(100.0)

(4) *This relates to one-off loss on liquidation of the property companies.*

(5) *The actual 1H 2004 income tax provision is based on 100% of taxable income for the period of 6 February 2004 to 14 May 2004 (Private Trust) and 5% of taxable income for period of 15 May 2004 to 30 June 2004 (Public Trust). Income tax for pro forma 1H 2003 was prepared on the basis that tax transparency applies ie. income tax is only provided for the amount to be withheld and not paid to unitholders and this has been assumed to be 5% of taxable income for the entire period.*

(6) *Included in the net effect of non-tax deductible/(chargeable) items are the following:*

	Actual (6/2/04 to 30/6/04) S$'000	Pro Forma (1/3/03 to 30/6/03) S$'000	Increase / (Decrease) %
Trustee's fees	90	86	4.7
Loss on liquidation of the property companies	2,687	-	Nm
Others	49	166	(70.5)
Total	2,826	252	1,021.4

(7) *The distributable income to unitholders for the period after the distribution in specie ie. 15 May 2004 is based on 95% of the taxable income available for distribution to unitholders.*

Nm – not meaningful

1(a)(ii) **Statement of Total Return (2Q 2004 vs 2Q 2003)**

(For a review of the performance, please refer to paragraph 8(a)(ii) on page 15)

	Actual (1/4/04 to 30/6/04) S$'000	**Pro Forma** (1/4/03 to 30/6/03) [1] S$'000	Increase / (Decrease) %
<u>**Statement of Total Return**</u>			
Gross rental income	23,320	26,690	(12.6)
Car park income	2,254	2,165	4.1
Other income	1,154	1,131	2.0
Gross revenue	**26,728**	**29,986**	**(10.9)**
Property management fees	(582)	(733)	(20.6)
Property tax	(2,097)	(1,132)	85.2
Other property operating expenses [2]	(5,190)	(4,433)	17.1
Property operating expenses	**(7,869)**	**(6,298)**	**24.9**
Net property income	**18,859**	**23,688**	**(20.4)**
Interest income	10	15	(33.3)
Manager's management fees	(1,310)	(1,522)	(13.9)
Trust expenses	(667)	(814)	(18.1)
Borrowing costs	(3,544)	(3,683)	(3.8)
Net investment income before tax	**13,348**	**17,684**	**(24.5)**
Income tax [3]	(1,368)	(197)	594.4
Net investment income after tax	**11,980**	**17,487**	**(31.5)**

<u>**Distribution Statement**</u>

Net investment income before tax	**13,348**	**17,684**	**(24.5)**
Net effect of non-tax deductible/(chargeable) items [4]	106	189	(43.9)
Taxable income available for distribution to unitholders	**13,454**	**17,873**	**(24.7)**
Distributable income to unitholders [5]	**10,942**	**16,979**	**(35.6)**

Footnotes

(1) This is the first interim financial period of CCT and the comparative numbers for 2003 are extracted from the pro forma financial information which was stated in the Introductory Document and pro-rated equally for the 3 month period.

(2) *Included as part of the other property operating expenses are the following:*

	Actual (1/4/04 to 30/6/04) S$'000	*Pro Forma (1/4/03 to 30/6/03) S$'000*	*Increase / (Decrease) %*
Depreciation and amortization	38	40	(5.0)
Allowance for doubtful debts and bad debts written off	-	(9)	(100.0)
Asset written off	-	94	(100.0)

(3) *The actual 2Q 2004 income tax provision is based on 100% of taxable income for the period of 1 April 2004 to 14 May 2004 (Private Trust) and 5% of taxable income for period of 15 May 2004 to 30 June 2004 (Public Trust). Income tax for pro forma 2Q 2003 was prepared on the basis that tax transparency applies ie. income tax is only provided for the amount to be withheld and not paid to unitholders and this has been assumed to be 5% of taxable income for the entire period.*

(4) *Included in the net effect of non-tax deductible/(chargeable)items are the following:*

	Actual (1/4/04 to 30/6/04) S$'000	*Pro Forma (1/4/03 to 30/6/03) S$'000*	*Increase / (Decrease) %*
Trustee's fees	68	64	6.3
Others	38	125	(69.6)
Total	106	189	(43.9)

(5) *The distributable income to unitholders for the period after the distribution in specie ie. 15 May 2004 is based on 95% of the taxable income available for distribution to unitholders.*

1(a)(iii) **Statement of Total Returns – Breakdown between Private Trust and Public Trust Period**

	Private Trust (6/2/04 to 14/5/04) [1] S$'000	Public Trust (15/5/04 to 30/6/04) S$'000	Actual (6/2/04 to 30/6/04) S$'000
Profit & loss Statement			
Gross rental income	19,073	12,130	31,203
Car park income	1,826	1,122	2,948
Other income	860	594	1,454
Gross revenue	**21,759**	**13,846**	**35,605**
Property management fees	(475)	(310)	(785)
Property tax	(1,684)	(1,098)	(2,782)
Other property operating expenses	(4,259)	(2,357)	(6,616)
Property operating expenses	**(6,418)**	**(3,765)**	**(10,183)**
Net property income	**15,341**	**10,081**	**25,422**
Interest income	5	5	10
Manager's management fees	(1,121)	(665)	(1,786)
Trust expenses	(135)	(673)	(808)
Borrowing costs	(2,478)	(1,840)	(4,318)
Non-operating expenditure	(2,687)	-	(2,687)
Net investment income before tax	**8,925**	**6,908**	**15,833**
Income tax	(2,339)	(70)	(2,409)
Net investment income after tax	**6,586**	**6,838**	**13,424**
Distribution Statement			
Net investment income before tax	**8,925**	**6,908**	**15,833**
Net effect of non-tax deductible/(chargeable) items	2,772	54	2,826
Taxable income available for distribution to unitholders	**11,697**	**6,962**	**18,659**
Distributable income to unitholders	**9,272**	**6,614**	**15,886**

Footnotes

(1) It was stated in the Introductory Document that on the day immediately preceding the distribution in specie, which took place on 15 May 2004, CCT will make a distribution for the period from 6 February 2004 to the day immediately preceding the distribution in specie to the companies that hold 100% of the Units prior to the distribution in specie.

1(b)(i) Balance sheet as at 30 June 2004 vs 31 December 2003

	Actual 30/6/04 S$'000	Pro Forma 31/12/03 (1) S$'000	Increase / (Decrease) %
Non-current assets			
Plant and equipment	371	441	(15.9)
Investment properties	2,039,900	2,039,314	0.0
Total non-current assets	**2,040,271**	**2,039,755**	**0.0**
Current assets			
Trade and other receivables (2)	2,396	11,224	(78.7)
Cash and cash equivalent	32,569	23,988	35.8
Total current assets	**34,965**	**35,212**	**(0.7)**
Total assets	**2,075,236**	**2,074,967**	**0.0**
Current liabilities			
Trade and other payables (3)	18,776	26,571	(29.3)
Provision for taxation	91	-	Nm
Total current liabilities	**18,867**	**26,571**	**(29.0)**
Non-current liabilities			
Interest-bearing borrowings	580,042	580,042	0.0
Other non-current liabilities	9,036	8,599	5.1
Total non-current liabilities	**589,078**	**588,641**	**0.1**
Total liabilities	**607,945**	**615,212**	**(1.2)**
Net assets	**1,467,291**	**1,459,755**	**0.5**
Unitholders' funds	**1,467,291**	**1,459,755**	**0.5**

Footnotes

(1) This is the first interim financial period of CCT and the comparative numbers for 2003 are extracted from the pro forma financial information which was stated in the Introductory Document.

(2) This is mainly due to accrued revenue and other receivables as at December 2003.

(3) This is lower due to accrual of issue expenses and incidental acquisition costs at 2003.

1(b)(ii) Aggregate amount of borrowings and debt securities

	Actual 30/6/04 S$'000	Pro Forma 31/12/03 [1] S$'000
Secured borrowings		
Amount repayable in one year or less, or on demand	-	-
Amount repayable after one year	580,042	580,042

Footnotes

(1) This is the first interim financial period of CCT and the comparative numbers for 2003 are extracted from the pro forma financial information which was stated in the Introductory Document.

Details of any collaterals

As security for the borrowings, CCT has granted in favour of the lender the following:

(i) a mortgage over each of the properties
(ii) an assignment and charge of the rental proceeds and tenancy agreements of units in the properties
(iii) an assignment of the insurance policies relating to the properties
(iv) an assignment of the agreements relating to the management of the properties
(v) a charge creating a fixed and floating charge over certain assets of CCT relating to the properties.

1(c) Cash flow statement [1]

	Actual (6/2/04 to 30/6/04) [2] S$'000	Actual (1/4/04 to 30/6/04) S$'000
Operating activities		
Net investment income before tax	15,833	13,348
Adjustment for		
Interest income	(10)	(10)
Depreciation	49	38
Borrowing costs	4,318	3,544
Operating income before working capital changes	**20,190**	**16,920**
Changes in working capital	5,714	16,382
Tax paid	(2,318)	(2,318)
Cash generated from operating activities	**23,586**	**30,984**
Investing activities		
Interest received	5	5
Purchase of investment property, plant and equipment and subsequent expenditure	(600,780)	(528)
Net cash inflow from acquisition of property companies	15,086	-
Cash flows from investing activities	**(585,689)**	**(523)**
Financing activities		
Proceeds from issue of new units	36,204	-
Interest bearing borrowings	580,042	-
Issue expenses	(8,589)	(8,574)
Distribution to unitholders	(9,272)	(9,272)
Interest paid	(3,713)	(3,584)
Cash flows from financing activities	**594,672**	**(21,430)**
Increase/(Decrease) in cash and cash equivalent	**32,569**	**9,031**
Cash and cash equivalent at beginning of period	**-**	**23,538**
Cash and cash equivalent at end of period	**32,569**	**32,569**

Footnotes

(1) There are no comparative prior period figures as this is the first interim financial period.

(2) Although CCT was established on 6 February 2004, the acquisition of the properties was completed on 1 March 2004. Consequently, the figures only represent the cash flow for the 4 month period from 1 March 2004 to 30 June 2004 as there was no income from 6 to 29 February 2004.

82-4507

1(d)(i) *Statement of changes in unitholders' funds* [(1)]

	Actual (6/2/04 to 30/6/04) S$'000	Actual (1/4/04 to 30/6/04) S$'000
Balance as at beginning of period	**-**	**1,476,550**
Operations		
Net investment income after tax [(2)]	13,424	11,980
Net increase in net assets resulting from operations	**13,424**	**11,980**
Unitholders' transactions		
Issue of new units	1,475,145	-
Issue expenses	(12,006)	(11,967)
Distribution to unitholders	(9,272)	(9,272)
Net increase / (decrease) in net assets resulting from unitholders' transactions	**1,453,867**	**(21,239)**
Balance as at end of period	**1,467,291**	**1,467,291**

Footnotes

(1) There are no comparative prior period figures as this is the first interim financial period.

(2) Although CCT was established on 6 February 2004, the acquisition of the properties was completed on 1 March 2004. Consequently, the figures only represent the income for the 4 month period from 1 March 2004 to 30 June 2004 as there was no income from 6 to 29 February 2004.

1(d)(ii) Details of any change in the units [1]

	Actual (6/2/04 to 30/6/04) S$'000	Actual (1/4/04 to 30/6/04) S$'000
Balance as at beginning of period	**-**	**839,116,700**
Issue of new units :		
- settlement for the purchase of the property companies shares	764,369,254	-
- part settlement for the purchase of 6 Battery Road	54,153,274	-
- for cash for the payment of issue and establishment expenses, stamp duty and other acquisition related expenses	20,594,172	-
Balance as at end of period	**839,116,700**	**839,116,700**

Footnotes

(1) There are no comparative prior period figures as this is the first interim financial period.

2 Whether the figures have been audited, or reviewed and in accordance with which standard (eg. The Singapore Standard on Auditing 910 (Engagement to Review Financial Statements), or an equivalent standard)

The figures have not been audited nor reviewed by our auditors.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter)

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recent audited annual financial statements have been complied

The accounting policies and methods of computation applied in the financial statements for the current reporting period are consistent with those stated in the Introductory Document.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Nil.

6 **Earnings per unit ("EPU") and distribution per unit ("DPU") for the financial period**

In computing the EPU, the weighted average number of units as at the end of each period is used for the computation.
In computing the DPU, the number of units as at the end of each period is used for the computation.

	Private Trust (6/2/04 to 14/5/04)	**Public Trust** (15/5/04 to 30/6/04)	**Actual** (6/2/04 to 30/6/04)
Number of units on issue at end of period	839,116,700	839,116,700	839,116,700
Weighted average number of units as at end of period	839,116,700	839,116,700	839,116,700
Earnings per unit (EPU) (based on the weighted average number of units as at end of period)	0.78¢	0.81¢	1.59¢

The diluted EPU is the same as the basic EPU as there are no dilutive instruments in issue during the period.

	Private Trust (6/2/04 to 14/5/04)	**Public Trust** (15/5/04 to 30/6/04)	**Actual** (6/2/04 to 30/6/04)
Number of units on issue at end of period	839,116,700	839,116,700	839,116,700
Weighted average number of units as at end of period	839,116,700	839,116,700	839,116,700
Distribution per unit (DPU) (based on the number of units as at end of period)	1.10¢	0.79¢	1.89¢

The diluted DPU is the same as the basic DPU as there are no dilutive instruments in issue during the period.

7 **Net asset value ("NAV") backing per unit based on issued units at the end of the period**

	30/6/04	**31/12/03**
NAV per unit	$1.75	$1.74
Adjusted NAV per unit (excluding the distributable income)	$1.74	$1.74

8(a)(i) **Review of the performance (1H 2004 vs 1H 2003)**

	Actual (6/2/04 to 30/6/04) [1] S$'000	Pro Forma (1/3/03 to 30/6/03) [2] S$'000	Increase / (Decrease) %
Profit & loss Statement			
Gross revenue	35,605	39,980	(10.9)
Property operating expenses	(10,183)	(8,397)	21.3
Net property income	25,422	31,583	(19.5)
Other Income	10	20	(50.0)
Manager's management fees	(1,786)	(2,029)	(12.0)
Trust expense	(808)	(1,086)	(25.6)
Borrowing costs	(4,318)	(4,911)	(12.1)
Non-operating expenditure	(2,687)	-	Nm
Net investment income before tax	15,833	23,577	(32.8)
Income tax	(2,409)	(262)	819.5
Net investment income after tax	13,424	23,315	(42.4)
Distribution Statement			
Net investment income before tax	15,833	23,577	(32.8)
Net effect of non-tax deductible/(chargeable) items	2,826	252	1,021.4
Taxable income available for distribution to unitholders	18,659	23,829	(21.7)
Distributable income to unitholders	15,886	22,639	(29.8)
Earnings per unit (cents)	1.59¢	2.78¢	(42.8)
Distribution per unit (cents)	1.89¢	2.70¢	(30.0)

Footnotes

(1) CCT was established on 6 February 2004 but the acquisitions of the real properties were completed on 1 March 2004. Hence the income recorded relates only to the 4 month period from 1 March 2004 to 30 June 2004. CCT has no income from 6 to 29 February 2004. The entire period relates to both the Private Trust and Public Trust periods and the details are as stated in paragraph (1)(a)(iii) on page 6.

(2) This is the first interim financial period of CCT and the comparative numbers for 2003 are extracted from the pro forma financial information which was stated in the Introductory Document and pro-rated equally for the 4 month period from 1 March 2003 to 30 June 2003.

Review of performance 1H 2004 vs 1H 2003

Gross revenue for 1H 2004 is lower than 1H 2003 by S$4.4 million or 10.9% due to the impact of the negative rental reversions (ie. lower rentals on renewals) experienced by all the properties for the last two years.

82-4507

The property operating expenses are higher in 1H 2004 by S$1.8 million or 21.3% due to higher property tax expenses of $1.3 million and higher repairs and maintenance expenses of S$0.7 million. This is offset by lower property management fee of S$0.2 million due to the lower net property income achieved as the fee is pegged to a percentage of net property income. Property tax increased by 84.4% due to the cessation of the tax rebates granted by the government with effect from 1 January 2004.

Manager's management fee is lower by S$0.2 million or 12.0% due to the lower income achieved as the performance component of management fee is pegged to a percentage of the net investment income. Borrowing costs is lower by S$0.6 million or 12.1% in 1H 2004 due to the lower borrowings required.

The non-operating expenditure of S$2.7 million in 1H 2004 relates to a one-off loss on liquidation of the property companies.

Income tax is higher by S$2.1 million for 1H 2004 due to income tax expense during the private trust period. The pro forma 1H 2003 was prepared on the basis that tax transparency applies and income tax is only provided for the amount to be withheld and not paid to unitholders and this has been assumed to be 5% of taxable income for the entire period. The actual 1H 2004 income tax provision is based on 100% of taxable income for the period of 6 February 2004 to 14 May 2004 (Private Trust) and 5% of taxable income for period of 15 May 2004 to 30 June 2004 (Public Trust).

The net effect on non-tax deductible / (chargeable) items increased by S$2.6 million in 1H 2004 mainly due to the add-back of the one-off loss on liquidation of the property companies.

8(a)(ii) **Review of the performance (2Q 2004 vs 2Q 2003)**

	Actual (1/4/04 to 30/6/04) S$'000	Pro Forma (1/4/03 to 30/6/03) [1] S$'000	Increase / (Decrease) %
Profit & loss Statement			
Gross revenue	26,728	29,986	(10.9)
Property operating expenses	(7,869)	(6,298)	24.9
Net property income	18,859	23,688	(20.4)
Other Income	10	15	(33.3)
Manager's management fees	(1,310)	(1,522)	(13.9)
Trust expense	(667)	(814)	(18.1)
Borrowing costs	(3,544)	(3,683)	(3.8)
Net investment income before tax	13,348	17,684	(24.5)
Income tax	(1,368)	(197)	594.4
Net investment income after tax	11,980	17,487	(31.5)
Distribution Statement			
Net investment income before tax	13,348	17,684	(24.5)
Net effect of non-tax deductible/(chargeable) items	106	189	(43.9)
Taxable income available for distribution to unitholders	13,454	17,873	(24.7)
Distributable income to unitholders	10,942	16,979	(35.6)
Earnings per unit (cents)	1.43¢	2.08¢	(31.3)
Distribution per unit (cents)	1.30¢	2.02¢	(35.6)

Footnotes

(1) This is the first interim financial period of CCT and the comparative numbers for 2003 are extracted from the pro forma financial information which was stated in the Introductory Document and pro-rated equally for the 3 month period from 1 April 2003 to 30 June 2003.

Review of performance 2Q 2004 vs 2Q 2003

Gross revenue for 2Q 2004 is lower than 2Q 2003 by S$3.3 million or 10.9% due to the impact of the negative rental reversions (ie. lower rentals on renewals) experienced by all the properties for the last two years.

The property operating expenses are higher in 2Q 2004 by $1.6 million or 24.9% due to higher property tax expenses of $1.0 million and higher repairs and maintenance expenses of S$0.8 million. This is offset by lower property management fee of S$0.2 million due to the lower net property income achieved as the fee is pegged to a percentage of net property income. Property tax increased by 85.2% due to the termination of the tax rebates granted

by the government with effect from 1 January 2004.

Manager's management fee is also lower by S$0.2 million due to the lower income achieved as the performance component of management fee is pegged to a percentage of the net investment income.

Income tax is higher by S$1.2 million for 2Q 2004 due to income tax expense during the private trust period. The pro forma 2Q 2003 was prepared on the basis that tax transparency applies and income tax is only provided for the amount to be withheld and not paid to unitholders and this has been assumed to be 5% of taxable income for the entire period. The actual 2Q 2004 income tax provision is based on 100% of taxable income for the period of 1 April 2004 to 14 May 2004 (Private Trust) and 5% of taxable income for period of 15 May 2004 to 30 June 2004 (Public Trust).

9 Variance between the forecast or prospectus statement (if disclosed previously) and the actual results

9(i) Statement of Total Return for the period of 15 May 2004 to 30 June 2004

	Actual S$'000	**Forecast [1]** S$'000	Increase / (Decrease) %
Gross rental income	12,130	11,995	1.1
Car park income	1,122	1,078	4.1
Other income	594	496	19.8
Gross revenue	**13,846**	**13,569**	**2.0**
Property management fees	(310)	(296)	4.7
Property tax	(1,098)	(1,058)	3.8
Other property operating expenses	(2,357)	(2,629)	(10.3)
Property operating expenses	**(3,765)**	**(3,983)**	**(5.5)**
Net property income	**10,081**	**9,586**	**5.2**
Interest income	5	11	(54.5)
Manager's management fees	(665)	(639)	4.1
Trust expenses	(673)	(653)	3.1
Borrowing costs	(1,840)	(1,918)	(4.1)
Net investment income before tax	**6,908**	**6,387**	**8.1**
Net effect of non-tax deductible/(chargeable items)	54	51	5.9
Taxable income available for distribution to unitholders	**6,962**	**6,438**	**8.1**
Distribution to unitholders based on payout of 95% of taxable income	**6,614**	**6,116**	**8.1**
Distribution per unit (in cents)			
For the period	**0.79¢**	**0.73¢**	**8.1**
Annualised	**6.14¢**	**5.68¢**	**8.1**

Footnotes

(1) The forecast is extracted from the Introductory Document and is based on the assumptions set out in the Introductory Document. As the forecast stated was for 1 May 2004 to 31 December 2004, the Manager has used its best estimate to present the extrapolated forecast for the period of 15 May 2004 to 30 June 2004.

9(ii) **Breakdown of total gross revenue (by property) for the period of 15 May 2004 to 30 June 2004**

	Actual S$'000	Forecast [(1)] S$'000	Increase / (Decrease) %
Capital Tower	5,037	4,957	1.6
6 Battery Road	4,166	4,117	1.2
Starhub Centre	1,733	1,611	7.6
Robinson Point	590	595	(0.8)
Bugis Village	946	951	(0.5)
Golden Shoe Car Park	907	879	3.2
Market Street Car Park	467	459	1.7
Total gross revenue	**13,846**	**13,569**	**2.0**

Footnotes

(1) The forecast is extracted from the Introductory Document. As the forecast stated was for 1 May 2004 to 31 December 2004, the Manager has used its best estimates to present the extrapolated forecast for the period of 15 May 2004 to 30 June 2004.

9(iii) **Breakdown of net property income (by property) for the period of 15 May 2004 to 30 June 2004**

	Actual S$'000	Forecast [(1)] S$'000	Increase / (Decrease) %
Capital Tower	3,590	3,362	6.8
6 Battery Road	3,090	2,993	3.2
Starhub Centre	1,275	1,163	9.6
Robinson Point	331	319	3.8
Bugis Village	742	748	(0.8)
Golden Shoe Car Park	697	659	5.8
Market Street Car Park	356	342	4.1
Total net property income	**10,081**	**9,586**	**5.2**

Footnotes

(1) The forecast is extracted from the Introductory Document. As the forecast stated was for 1 May 2004 to 31 December 2004, the Manager has used its best estimates to present the extrapolated forecast for the period of 15 May 2004 to 30 June 2004.

Review of the performance for the period of 15 May 2004 to 30 June 2004

Gross revenue is marginally higher by S$0.3 million or 2.0% over the forecast on a portfolio basis. Actual property operating expenses are also lower by S$0.2 million or 5.5% due to the lower maintenance expenses and marketing expenses and offset by higher property management fee and property tax. As a result, the net property income is higher by S$0.5 million or 5.2% on a portfolio basis. All the properties have performed better than forecast except for Bugis Village mainly due to the earlier commitment of cyclical maintenance expenses. Manager's management fee is slightly higher by 4.1% due to higher income achieved.

10 Commentary on the competitive conditions of the industry in which the group operates and any known factors or events that may effect the group in the next reporting period and the next 12 months

Singapore's gross domestic product (GDP) grew by 11.7% for the second quarter of 2004 (9.1% on an annualized basis), the fastest growth since the fourth quarter of 2000. Looking ahead, the MTI believes that the full year growth will be 5.5% to 7.5%.

The improving economy has boosted business confidence and has stopped the slide in office rentals after three straight years of decline. There has been an increase in leasing enquiries for prime office space, especially for the top quality office space. Hence, occupancy rates and rentals are expected to strengthen further. Average prime CBD rentals have increased 1.25% since the beginning of 2004 while the supply of office space has remained stable.

Outlook for 2004

The manager of CapitaCommercial Trust expects to deliver the forecast distribution per unit of 3.58 cents per unit (annualized distribution per unit of 5.68 cents per unit) for the period 15 May 2004 to 31 December 2004 (as stated in the Introductory Document dated 16 March 2004).

11 Distributions

11(a) Current financial period

Any distributions declared for the current financial period?

Distribution of S$9.3 million had been made to the companies in the CapitaLand Group which held Units for CCT's income accrued from 6 February 2004 to 14 May 2004 i.e. before the listing of CCT. As disclosed in the Introductory Document, it was agreed with such unitholders that the distribution amount would constitute full and final settlement of their respective distribution entitlements.

11(b) *Corresponding period of the preceding financial period*

Any distributions declared for the corresponding period of the immediate preceding financial period?
Nil

11(c) Date payable

Not applicable

11(d) Book closure date

Not applicable

12 If no distribution has been declared/recommended, a statement to that effect

Other than as disclosed in 11(a), no distribution has been declared/recommended.

82-4507

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

Any discrepancies in the tables included in this announcement between the listed amounts and total thereof are due to rounding.

BY ORDER OF THE BOARD
CAPITACOMMERCIAL TRUST MANAGEMENT LIMITED
As Manager of CapitaCommercial Trust

Jessica Lum
Company Secretary
16 July 2004

82-4507

CapitaCommercial Trust

NEWS RELEASE

For Immediate Release
16 July 2004

CCT's distributable income exceeds forecast by 8.1%

Singapore, 16 July 2004 – CapitaCommercial Trust Management Limited ("CCTML"), the manager of CapitaCommercial Trust ("CCT"), is pleased to announce CCT's first interim financial results for the period from 15 May 2004[1] to 30 June 2004. For this period, CCT's net property income was S$10.08 million, which is 5.2% higher than the S$9.59 million forecast[2] for the same period in the Introductory Document. Further, CCT's distributable income[3] to unitholders for this period was S$6.61 million, which is 8.1% higher than the S$6.12 million forecast[2] for the same period in the Introductory Document.

Summary of CCT Results
(15 May 2004 to 30 June 2004)

	Actual	Forecast[2]	Variance	% Variance
Gross Revenue (S$'000)	13,846	13,569	277	2.0%
Net Property Income (S$'000)	10,081	9,586	495	5.2%
Distributable Income to Unitholders[3] (S$'000)	6,614	6,116	498	8.1%
Distribution per Unit (cents)				
For the period from 15 May 2004 to 30 June 2004	0.79	0.73	0.06	8.1%
Annualised	6.14	5.68	0.46	8.1%
Distribution Yield[4]	5.69%	5.26%	0.43%	8.1%

1 As stated in CCT's Introductory Document dated 16 March 2004 (the "Introductory Document"), all distributable income from the date of distribution *in specie*, *i.e.* 15 May 2004, is attributable to all of the unitholders.

2 Based on the forecast, together with the accompanying assumptions, in the Introductory Document dated 16 March 2004 for the period from 1 May 2004 to 31 December 2004 pro-rated for the period from 15 May 2004 to 30 June 2004.

3 As stated in the Introductory Document, the distributable income to unitholders for the period from the date of distribution *in specie*, *i.e.* 15 May 2004, is based on 95.0% of the taxable income available for distribution to unitholders.

4 Based on the closing price of S$1.08 for one CCT unit on 15 July 2004.

82-4507

The higher distributable income for the period from 15 May 2004 to 30 June 2004 is attributed to the actual gross revenue for this period being higher than the forecast[2] gross revenue by S$0.3 million. This is due to renewals and new commitments at rental rates which are above forecast rental rates, and lower property operating expenses due to more effective cost management.

Mr Soong Hee Sang, CEO of CCTML, said, "We are pleased that CCT has been well received by the market since its debut, trading at a current yield of 5.3%[4]. We will continue to strive to deliver growth through active asset management as well as to exploit and gain cost efficiencies through our sizeable portfolio. We are also on the lookout for suitable acquisition opportunities. Looking ahead, the positive economic forecast for Singapore augurs well for the outlook for Grade A office space in the Central Business District in Singapore. 68.0% of CCT's portfolio comprises Grade A office space. We expect to deliver the annualised forecast distribution of 5.68 cents per unit for 2004."

About CapitaCommercial Trust

CCT is Singapore's first commercial REIT. Its aim is to own and invest in real estate and real estate-related assets which are income-producing and used, or predominantly used, for commercial purposes. CCT currently owns a S$2 billion portfolio of seven prime properties in the Central Business District of Singapore. The properties are Capital Tower, 6 Battery Road, Starhub Centre, Robinson Point, Bugis Village, Golden Shoe Car Park and Market Street Car Park.

Launched on 11 May 2004, CCT was launched by CapitaLand Limited via an innovative capital reduction exercise. CapitaLand retained 40.0% of the CCT units and distributed the remaining 60.0% to its then existing shareholders *in specie*.

CCT is managed by an external manager, CCTML, which is an indirect wholly-owned subsidiary of CapitaLand, one of the largest listed real estate companies in Asia.

Visit CCT's website at www.capitacommercial.com for more details.

Issued by CapitaCommercial Trust Management Limited

82-4507

For media enquiries, please contact:

Julie Ong, DID: 6823 3541; Email: julie.ong@capitaland.com.sg

For analyst enquiries, please contact:
Lee Eu Jin, DID: 6826 5737; Email: lee.eujin@capitaland.com.sg

Important Notice

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

The value of units in CCT and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in units is subject to investment risks, including the possible loss of the principal amount invested.

MASNET No. 10 OF 20.07.2004
Announcement No. 10

CAPITALAND LIMITED

ANNOUNCEMENT AND NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED - "(1) OFFER AND PLACEMENT OF 147, 000, 000 NEW UNITS IN CAPITAMALL TRUST AT AN ISSUE PRICE OF S$1.62 FOR EACH NEW UNIT; AND (2) CAPITAMALL TRUST NEW UNITS TO BE ISSUED AT S$1.62 PER UNIT"
PRESENTATION SLIDES - " EQUITY FUND RAISING FOR ACQUISITION OF PLAZA SINGAPURA"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited ("CMTML"), the manager of CapitaMall Trust, has today issued an announcement and a news release on the above matters, as attached for information.

CMT annc - offer and placement.p

CMT nr - new units.pdf

For details on the presentation slides entitled "Equity Fund Raising for Acquisition of Plaza Singapura", please refer to the announcement posted by CMTML on the SGX website www.sgx.com.sg.

Submitted by Harold Woo, Head, Investor Relations on 20/07/2004 to the SGX

82-4507

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

OFFER AND PLACEMENT OF 147,000,000 NEW UNITS ("NEW UNITS") IN CAPITAMALL TRUST ("CMT") AT AN ISSUE PRICE OF S$1.62 FOR EACH NEW UNIT (THE "EQUITY FUND RAISING") BY WAY OF:

(I) A PREFERENTIAL OFFERING OF 90,603,472 NEW UNITS TO SINGAPORE REGISTERED UNITHOLDERS (AS DEFINED IN THE CMT CIRCULAR DATED 20 JULY 2004 (THE "CIRCULAR")) ON A NON-RENOUNCEABLE BASIS OF 1 NEW UNIT FOR EVERY 10 OF THE EXISTING UNITS IN CMT ("UNITS") HELD AS AT 16 JULY 2004, 5.00 P.M., FRACTIONS OF A UNIT TO BE DISREGARDED (THE "PREFERENTIAL OFFERING");

(II) AN OFFERING OF 31,000,000 NEW UNITS TO RETAIL INVESTORS IN SINGAPORE THROUGH THE AUTOMATED TELLER MACHINES ("ATMS") OF DBS BANK LTD (INCLUDING POSB ATMS) ON A "FIRST-COME, FIRST-SERVED" BASIS (THE "ATM OFFERING"); AND

(III) A PRIVATE PLACEMENT OF 25,396,528 NEW UNITS TO RETAIL AND INSTITUTIONAL INVESTORS (THE "PRIVATE PLACEMENT").

PREFERENTIAL OFFERING OF 90,603,472 NEW UNITS AT S$1.62 PER NEW UNIT

The Preferential Offering is made to Singapore Registered Unitholders on a non-renounceable basis of 1 New Unit for every 10 of the existing Units held as at 16 July 2004, 5.00 p.m., fractions of a Unit to be disregarded.

The Circular has been despatched to Singapore Registered Unitholders on 20 July 2004 **and it requires your immediate attention.** Singapore Registered Unitholders who wish to accept their provisional allocations of New Units under the Preferential Offering may do so in the manner set out in the Circular.

The Preferential Offering will open on 21 July 2004 at 12.00 noon and close on:

- 27 July 2004 at 4.45 p.m. (for acceptances made through an Acceptance Form (as defined in the Circular)); and
- 27 July 2004 at 9.30 p.m. (for acceptances made through an ATM of a Participating Bank (as defined in the Circular)).

Singapore Registered Unitholders who had used their Central Provident Fund Investible Savings ("**CPF Funds**") to purchase their existing Units can **only** accept their provisional allocations of New Units by instructing the relevant banks in which they hold their Central Provident Fund Investment Accounts to do so on their behalf.

ATM OFFERING OF 31,000,000 NEW UNITS AT S$1.62 PER NEW UNIT

The ATM Offering is made in and accompanied by the Circular. Anyone wishing to purchase the New Units under the ATM Offering will need to make an application in the manner set out in the Circular. Copies of the Circular may be obtained on request from any branch of DBS Bank Ltd (including POSB).

Key information on the ATM Offering is summarised below:

- Only for DBS Bank Ltd (including POSB) ATM cardholders.
- On a "first-come, first-served" basis.
- Applicants may use cash and/or CPF Funds.
- Minimum number of New Units per application: 10 New Units (investors may also apply for larger numbers of New Units in integral multiples of 10).
- Maximum number of New Units per application: 500,000 New Units.
- Only one application may be made for the benefit of one person for the New Units under the ATM Offering. Multiple applications will be rejected.
- Any references to "Prospectus" and "Shares" on the ATM screens will be references to the Circular and New Units, respectively.

The ATM Offering will open on 21 July 2004 at 12.00 noon and will close on 27 July 2004 at 12.00 noon (subject to an early closure, at the discretion of DBS Bank Ltd (in consultation with CapitaMall Trust Management Limited, the manager of CMT (the "**Manager**")), in the event that the New Units under the ATM Offering are fully taken up earlier).

PRIVATE PLACEMENT OF 25,396,528 NEW UNITS AT S$1.62 PER NEW UNIT

The 25,396,528 New Units under the Private Placement will be privately placed to retail and institutional investors by DBS Bank Ltd as placement agent and sole bookrunner and UBS AG, acting through its business group UBS Investment Bank as co-placement agent and sub-underwriter.

TEMPORARY COUNTER FOR THE TRADING OF BOARD LOTS OF 100 UNITS

The minimum board lot size for the trading of Units on Singapore Exchange Securities Trading Limited (the "**SGX-ST**") is 1,000 Units. Approval has been obtained from the SGX-ST for the setting up of a temporary counter to allow unitholders of CMT ("**Unitholders**") and investors to trade in board lots of 100 Units for a period of one calendar month from the date of listing of the New Units. The expected date and time of listing of the New Units is 2 August 2004 at 2.00 p.m. Accordingly, this temporary counter is expected to be available from 2 August 2004 to 1 September 2004, both dates inclusive.

Lead Manager and Underwriter
for the Equity Fund Raising
Placement Agent and Sole Bookrunner
for the Private Placement

DBS

Co-placement Agent and Sub-underwriter
for the Private Placement

UBS Investment Bank

82-4507

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Jessica Lum
Company Secretary
Singapore
20 July 2004

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

Investors should read the whole of the Circular before deciding whether to accept or purchase the New Units.

82-4507

CapitaMall Trust

NEWS RELEASE

20 July 2004
For Immediate Release

CapitaMall Trust new units to be issued at S$1.62 per unit

Attractive forecast yield of 5.69% for 2004 (annualised) and 5.77% for 2005*

Singapore, 20 July 2004 – CapitaMall Trust Management Limited (CMTML), the manager of CapitaMall Trust (CMT), is pleased to announce that it proposes to issue 147 million new units in CMT, to be placed by Lead Manager and Underwriter, DBS Bank, at a price of S$1.62 per unit. This follows the mandate from unitholders at an Extraordinary General Meeting held on 8 July 2004 to proceed with the equity fund raising exercise and with the acquisition of Plaza Singapura.

The issue price of S$1.62 per unit, which represents a discount of 3.6% to the last traded price on 19 July 2004 of S$1.68, is to provide for the estimated cumulative distribution of not less than 5.36¢ (in respect of the period from 1 January 2004 to 1 August 2004) to existing unitholders (the "Cumulative Distribution"). Only existing unitholders as at 5.00 pm on 30 July 2004 will be entitled to the Cumulative Distribution. The distribution is expected to be paid by end-August 2004. The expected completion date for the equity fund raising exercise and the expected listing date of the new units is 2 August 2004.

At the issue price of S$1.62 per unit, the forecast yield is an attractive 5.69% (annualised) in 2004 and 5.77% in 2005*. Unitholders can also expect a higher annualised distribution per unit* of 9.21¢ in 2004, and 9.34¢ in 2005 due to the yield-accretive nature of the acquisition. This is an increase of more than 7% over the latest annualised forecast distribution per unit of 8.59¢ currently generated by CMT's four existing malls — Tampines Mall, Junction 8, Funan The IT Mall and IMM Building.

*Based on the issue price of S$1.62 per new unit and on the assumptions set out in the CMT circular dated 20 July 2004 (the "Circular").

82-4507

The placement, which is fully underwritten# by DBS Bank, comprises a preferential offering of 90.6 million units to Singapore Registered Unitholders ("Preferential Offering"), an ATM offering of 31.0 million units to retail investors on a "first-come, first-served" basis ("ATM Offering") and a private placement of 25.4 million units to retail and institutional investors ("Private Placement").

A) Preferential Offering

The Preferential "1-for-10" Offering to Singapore Registered Unitholders (as at the Books Closure Date of 16 July 2004) will open on 21 July 2004 at noon. For acceptance using forms, the close of the offer is on 27 July 2004 at 4.45pm. For acceptance at ATMs of DBS/POSB, OCBC Bank and UOB Group, the close is on 27 July 2004 at 9.30pm.

The relevant entities within the CapitaLand Group have undertaken to take up all their preferential entitlements of 29.3 million units.

B) ATM Offering

The ATM Offering, which is only available at DBS and POSB ATMs, will open on 21 July 2004 at noon and close upon full subscription but no later than noon of 27 July 2004. It is on a "first-come, first-served" basis. The ATM Offering is subject to a maximum of 500,000 units per applicant.

Minimum board lot size traded on the SGX-ST is 1,000 units. For the convenience of investors, they can apply for new units in multiples of 10 (minimum 10 new units) in order to "make whole" any odd lots. In addition, approval has been obtained from the SGX-ST for the setting up of a temporary counter to allow unitholders and investors to trade in board lots of 100 units for a period of one month from 2 August 2004 to 1 September 2004, both dates inclusive.

C) Private Placement

Retail and institutional investors can subscribe for the Private Placement through the designated placement agents of DBS Bank (the placement agent and sole bookrunner for the private placement) and UBS (the co-placement agent and sub-underwriter for the private placement).

#Excluding those units offered to and to be subscribed by the relevant entities within the CapitaLand Group under the Preferential Offering.

Said Mr Eric Ang, Managing Director & Joint Head, Investment Banking, DBS Bank, "The yield is very attractive. At the issue price of S$1.62, CMT is offering investors a yield of 5.69% which compares very favourably with other yield instruments. We expect strong demand from all classes of investors especially individual investors who enjoy tax free distributions. It is for this reason that we are setting aside a bigger allocation for the ATM Offering."

Said Mr Pua Seck Guan, Chief Executive Officer, CapitaMall Trust Management Limited, "We are confident that this equity fund raising exercise will receive strong support from investors. It will increase CMT's weighting in the MSCI Standard Index Series and improve its liquidity among a larger pool of retail and institutional investors. CMT, with its strong focus on suburban malls, has so far provided a stable income stream for unitholders. We will continue to maximise returns for unitholders through our pro-active asset management and enhancement strategies."

Visit CMT's website at www.capitamall.com or call DBS Hotline at 1800-2227333 for more details of the placement. An electronic copy of the Circular will be available on CMT's website from 5.00 pm on 20 July 2004. Copies of the Circular will also be available and may be obtained on request from any DBS/POSB branch from 21 July 2004. Investors should read the whole of the Circular.

About CapitaMall Trust

CMT is the first listed real estate investment trust (REIT) in Singapore. Launched in 2002, it invests in quality income-producing retail properties in Singapore. Income is mainly derived from rental payments received from a diverse range of over 900 local and international tenants. It currently has a portfolio of four major shopping malls in both the suburban and city areas - Tampines Mall, Junction 8, Funan The IT Mall and IMM Building. Plans are underway for the acquisition of Plaza Singapura, a shopping mall catering to basic shopping needs, located along the prime Orchard Road shopping belt.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Southeast Asia. Visit CMT's website at www.capitamall.com for more details.

Issued by CapitaMall Trust Management Limited

82-4507

For enquiries, please contact:

Analyst Contact
Jack Lam
DID: (65) 6826 5543
Email: jack.lam@capitaland.com.sg

Media Contact
Julie Ong
DID: (65) 68233541
Email: julie.ong@capitaland.com.sg

Important Notice

The value of units in CMT ("Units") and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CapitaMall Trust Management Limited (as manager of CMT) (the "Manager") or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

This press release contains forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in these forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the Manager's current view of future events. All forecasts and return projections are based on the issue price of S$1.62 per new Unit ("Issue Price") and on the Manager's assumptions as explained in the Circular. Such yields will vary accordingly for investors who purchase Units in the secondary market at a market price higher or lower than the Issue Price. The major assumptions are certain expected levels of property rental income and property expenses over the relevant periods, which are considered by the Manager to be appropriate and reasonable as at the date of the Circular. The forecast and projected financial performance of CMT is not guaranteed and there is no certainty that any of it can be achieved. Investors should read the whole of the Circular for details of the forecasts and projections and consider the assumptions used and make their own assessment of the future performance of CMT before deciding whether to subscribe for or purchase new units in CMT.

82-4507

MASNET No. 54 OF 20.07.2004
Announcement No. 57

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "DATE OF RELEASE OF 2ND QUARTER FINANCIAL RESULTS ANNOUNCEMENT"

CapitaLand Limited's subsidiary, Raffles Holdings Limited, has today issued an announcement on the above matter, as attached for information.

RHL annc.pdf

Submitted by Harold Woo, Head, Investor Relations on 20/07/2004 to the SGX

82-4507

MASNET No. 37 OF 20.07.2004
Announcement No. 37

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

Date of Release of 2nd Quarter Financial Results Announcement

Raffles Holdings Limited (the "Company") wishes to announce that the Company will release its financial results for the 2nd quarter ended 30 June 2004 on Tuesday, 27 July 2004. A web-cast of the results briefing will be available via the Company's website (www.rafflesholdings.com) later, on the same night.

By Order of the Board

Emily Chin
Company Secretary
20 July 2004

Submitted by Emily Chin, Company Secretary on 20/07/2004 to the SGX

82-4507

CAPITALAND LIMITED

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED – "OVERWHELMING DEMAND FOR PRIVATE PLACEMENT"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued a news release on the above matter, as attached for information.

CMTML news release.pd

Submitted by Harold Woo, Head, Investor Relations on 20/07/2004 to the SGX

82-4507

CapitaMall Trust

NEWS RELEASE

20 July 2004
For Immediate Release

Overwhelming Demand for Private Placement

More than 7 times subscribed

Singapore, 20 July 2004 – CapitaMall Trust Management Limited (CMTML), the manager of CapitaMall Trust (CMT), is pleased to announce that it has received indications of interest of more than 7 times for the 25,396,528 New Units available for subscription under the Private Placement as at 7 pm (Singapore time) today. The placement commenced this morning. In view of the overwhelming demand, DBS Bank Ltd, the Lead Manager and Underwriter for the equity fund raising exercise, has, in consultation with CMTML, decided to close the book of orders for the Private Placement.

Said Mr Pua Seck Guan, CEO of CMTML, "We are very pleased with the overwhelming response for the Private Placement. The demand comes from a wide spectrum of investors including high net worth individuals and institutions, both local and foreign. This clear endorsement of the Placement reflects the strong investor confidence in CMT. In view of the response, we expect the take-up for the Preferential Offering and ATM Offering, which open tomorrow, to be similarly strong."

The Preferential Offering to Singapore Registered Unitholders and ATM Offering to retail investors will open for acceptance and application at noon on 21 July 2004.

All the new units are expected to commence trading on 2 August 2004 at 2.00 p.m. The important dates and times are set out below:

Important Dates and Times:

Opening date and time for Preferential Offering	:	Acceptance Form – 21 July 2004 at noon ATM – 21 July 2004 at noon
Closing date and time for the Preferential Offering	:	Acceptance Form – 27 July 2004 at 4.45 p.m. ATM – 27 July 2004 at 9.30 p.m.
Opening date and time for the ATM Offering	:	21 July 2004 at noon
Closing date and time for the ATM Offering	:	27 July 2004 at noon (subject to early closure in the event that the new units under the ATM Offering are fully taken up earlier)

82-4507

About CapitaMall Trust

CMT is the first listed real estate investment trust (REIT) in Singapore. Listed in 2002, it invests in quality income-producing retail properties in Singapore. Revenue is mainly derived from rental income received from a diverse range of over 900 local and international tenants. It currently has a portfolio of four major shopping malls in both the suburban and city areas - Tampines Mall, Junction 8, Funan The IT Mall and IMM Building. Plans are underway for the acquisition of Plaza Singapura, a shopping mall catering to basic shopping needs, located along the prime Orchard Road shopping belt.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Southeast Asia. Visit CMT's website at www.capitamall.com for more details.

Issued by CapitaMall Trust Management Limited

For enquiries, please contact:

Analyst Contact
Jack Lam
DID: (65) 6826 5543
Email: jack.lam@capitaland.com.sg

Media Contact
Julie Ong
DID: (65) 68233541
Email: julie.ong@capitaland.com.sg

Important Notice

Capitalised terms used in this press release has the same meanings as those used in the circular of CMT dated 20 July 2004 (the "Circular"). Copies of the Circular may be obtained on request from any of the branch of DBS/POSB.

The value of units in CMT ("Units") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CMTML (the "Manager"), or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders may only deal in their Units through trading on the Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

Investors should read the whole of the Circular before deciding whether to accept or purchase the new units.

MASNET No. 14 OF 21.07.2004
Announcement No. 40

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED - "OFFER AND PLACEMENT OF 147, 000, 000 NEW UNITS IN CAPITAMALL TRUST AT AN ISSUE PRICE OF S$1.62 FOR EACH UNIT - ATM OFFERING"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.

CMT annc - atm offerring.pc

Submitted by Harold Woo, Head, Investor Relations on 21/07/2004 to the SGX

82-4507

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

OFFER AND PLACEMENT OF 147,000,000 NEW UNITS ("NEW UNITS") IN CAPITAMALL TRUST ("CMT") AT AN ISSUE PRICE OF S$1.62 FOR EACH NEW UNIT BY WAY OF:

(I) A PREFERENTIAL OFFERING OF 90,603,472 NEW UNITS TO SINGAPORE REGISTERED UNITHOLDERS (AS DEFINED IN THE CMT CIRCULAR DATED 20 JULY 2004 (THE "CIRCULAR")) ON A NON-RENOUNCEABLE BASIS OF 1 NEW UNIT FOR EVERY 10 OF THE EXISTING UNITS IN CMT ("UNITS") HELD AS AT 16 JULY 2004, 5.00 P.M., FRACTIONS OF A UNIT TO BE DISREGARDED (THE "PREFERENTIAL OFFERING");

(II) AN OFFERING OF 31,000,000 NEW UNITS TO RETAIL INVESTORS IN SINGAPORE THROUGH THE AUTOMATED TELLER MACHINES ("ATMS") OF DBS BANK LTD (INCLUDING POSB ATMS) ON A "FIRST-COME, FIRST-SERVED" BASIS (THE "ATM OFFERING"); AND

(III) A PRIVATE PLACEMENT OF 25,396,528 NEW UNITS TO RETAIL AND INSTITUTIONAL INVESTORS (THE "PRIVATE PLACEMENT").

The Board of Directors of CapitaMall Trust Management Limited (as manager of CMT) (the "**Manager**") is pleased to announce that all 31,000,000 New Units under the ATM Offering have been fully taken up within 20 minutes of its opening at 12.00 noon today. Accordingly, the ATM Offering is now closed.

Singapore Registered Unitholders may continue to accept their provisional allocations of New Units under the Preferential Offering until 4.45 p.m. (for acceptances effected through an Acceptance Form (as defined in the Circular)) or 9.30 p.m. (for acceptances effected through an ATM of a Participating Bank (as defined in the Circular)) on 27 July 2004.

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Jessica Lum
Company Secretary
Singapore
21 July 2004

Important Notice

The value of Units and the income from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

MASNET No. 32 OF 21.07.2004
Announcement No. 58

82-4507

CAPITALAND LIMITED

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED - "PUBLIC ATM OFFERING OF 31 MILLION NEW CMT UNITS FULLY SUBSCRIBED WITHIN 20 MINUTES"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued a news release on the above matter, as attached for information.

CMT nr - Public ATM Offering.p

Submitted by Harold Woo, Head, Investor Relations on 21/07/2004 to the SGX

82-4507

CapitaMall Trust

NEWS RELEASE

21 July 2004
For Immediate Release

Public ATM Offering of 31 million new CMT units fully subscribed within 20 minutes

Singapore, 21 July 2004 – CapitaMall Trust Management Limited (CMTML), the manager of CapitaMall Trust (CMT), is pleased to announce that the public ATM Offering of 31 million new CMT units, which was opened for subscription at noon today at S$1.62 per new unit, has been fully subscribed within 20 minutes.

Said Mr Pua Seck Guan, CEO of CMTML, "We are very pleased with the overwhelming response to the "first-come, first-served" ATM Offering. Retail investors snapped up all 31 million new units within 20 minutes after the opening of the offer at noon today. The strong interest from retail investors and high net worth individuals is a clear endorsement of the merits of the Plaza Singapura acquisition. The strong support also shows that REITs have become a preferred investment instrument as they deliver stable distributions to investors. The applications were received from all segments of retail investors including individuals who applied for 1,000 units or less. Distributions received by individuals are exempt from tax[1]."

Existing unitholders in CMT can still subscribe for the Preferential "1-for-10" Offering to Singapore Registered Unitholders (as at the Books Closure Date of 16 July 2004) at S$1.62 per unit. For acceptance using forms, the close of the offer is on 27 July 2004 at 4.45pm. For acceptance at ATMs of DBS/POSB, OCBC Bank and UOB Group, the close is on 27 July 2004 at 9.30pm.

All the new units are expected to commence trading on 2 August 2004 at 2.00 p.m.

[1] For individuals who hold units as investment assets and not through a partnership

Visit CMT's website at www.capitamall.com or call DBS Hotline at 1800-2227333 for more details of the placement. An electronic copy of the circular of CMT dated 20 July 2004 is available on CMT's website. Copies of the circular may also be obtained on request from any DBS/POSB branch. Investors should read the whole of the circular before deciding whether to accept or purchase the new units.

About CapitaMall Trust

CMT is the first listed real estate investment trust (REIT) in Singapore. Listed in 2002, it invests in quality income-producing retail properties in Singapore. Revenue is mainly derived from rental income received from a diverse range of over 900 local and international tenants. It currently has a portfolio of four major shopping malls in both the suburban and city areas - Tampines Mall, Junction 8, Funan The IT Mall and IMM Building. Plans are underway for the acquisition of Plaza Singapura, a shopping mall catering to basic shopping needs, located along the prime Orchard Road shopping belt.

CMT is managed by an external manager, CMTML, which is an indirect wholly-owned subsidiary of CapitaLand Limited, one of the largest listed real estate companies in Southeast Asia.

Visit CMT's website at www.capitamall.com for more details.

Issued by CapitaMall Trust Management Limited

For enquiries, please contact:

Analyst Contact:
Tan Lei Keng
DID: +65 6826 5519
Email: tan.leikeng@capitaland.com.sg

Media Contact:
Julie Ong
DID: +65 6823 3541
Email: julie.ong@capitaland.com.sg

Important Notice

Capitalised terms used in this press release has the same meanings as those used in the circular of CMT dated 20 July 2004 (the "Circular"). Copies of the Circular may be obtained on request from any of the branch of DBS/POSB.

The value of units in CMT ("Units") and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, CMTML (the "Manager"), or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders may only deal in their Units through trading on the Singapore Exchange Securities Trading Limited (the "SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

Investors should read the whole of the Circular before deciding whether to accept or purchase the new units.

82-4507

MASNET No. 69 OF 22.07.2004
Announcement No. 72

CAPITALAND LIMITED

CAPITAL REDUCTION BY SUBSIDIARY, PHYLLITE PTE. LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that the High Court of the Republic of Singapore had on 16 July 2004 confirmed the reduction of the issued and paid-up share capital (the "Capital Reduction") of Phyllite Pte. Ltd. ("Phyllite"), a company incorporated in Singapore and an indirect wholly-owned subsidiary of CapitaLand. The Capital Reduction was effected through:

(a) the reduction of the issued and paid-up share capital of Phyllite from S$67,110,000 divided into 66,490,000 ordinary shares of S$1 each and 62,000,000 redeemable preference shares of S$0.01 each (issued at a premium of S$0.99 each) to S$1,000,000 divided into 1,000,000 ordinary shares of S$1 each, by the cancellation of 65,490,000 of the said ordinary shares and 62,000,000 of the said redeemable preference shares constituting part of the total issued and fully paid-up share capital of Phyllite, and the sum of S$66,110,000 arising from such reduction of the share capital was returned to CRL Realty Pte Ltd ("CRL Realty"), the sole holder of all the issued ordinary and redeemable preference shares in the capital of Phyllite;

(b) the reduction of the sum standing to the credit of the share premium account of Phyllite by a sum of S$61,380,000, and such reduction was effected by returning to CRL Realty S$0.99 for each issued redeemable preference share which was cancelled (being the premium paid on each redeemable preference share); and

(c) the reduction of the sum standing to the credit of the capital redemption reserve of Phyllite by a sum of S$44,000, and such reduction was effected by returning the said sum of S$44,000 to CRL Realty.

A copy of the Order of Court confirming the Capital Reduction was lodged with the Accounting and Corporate Regulatory Authority on 22 July 2004.

The Capital Reduction is not expected to have a material impact on the net tangible assets or earnings per share of the CapitaLand group for the financial year ending 31 December 2004.

Submitted by Harold Woo, Head, Investor Relations on 22/07/2004 to the SGX

MASNET No. 68 OF 22.07.2004
Announcement No. 71

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED - "DATE OF RELEASE OF HALF-YEAR 2004 FINANCIAL RESULTS"

CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.

Ascott annc - date of release.pd

Submitted by Harold Woo, Head, Investor Relations on 22/07/2004 to the SGX

82-4507

MASNET No. 41 OF 22.07.2004
Announcement No. 44

THE ASCOTT GROUP LIMITED

DATE OF RELEASE OF HALF-YEAR 2004 FINANCIAL RESULTS

The Company wishes to announce that it will release its financial results for the 6 months ended 30 June 2004 on Thursday, 29 July 2004.

By order of the Board

Keong Wen Hui
Asst. Company Secretary
22 July 2004

Submitted by Keong Wen Hui, Asst. Company Secretary on 22/07/2004 to the SGX

82-4507

MASNET No. 10 OF 26.07.2004
Announcement No. 10

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, AUSTRALAND PROPERTY GROUP – "2004 HALF YEAR RESULTS BRIEFINGS"

CapitaLand Limited's subsidiary, Australand Property Group has today issued an announcement on the above matter, as attached for information.

APG 26 Jul 2004.pd

Submitted by Harold Woo, Head, Investor Relations on 26/07/2004 to the SGX

82-4507

AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

26 July 2004

2004 HALF YEAR RESULTS BRIEFINGS

Australand Property Group advises that following the release of its 2004 half year results on Tuesday 27 July 2004, it will hold a series of investor briefings in Sydney and Melbourne.

An initial briefing will be held at 10.00am on Tuesday 27 July 2004. A copy of the audio of this briefing will be available on Australand's website www.australand.com.au later that day.

Copies of all materials provided at this briefing will be lodged with the Australian and Singapore Stock Exchanges and will be available on the Company's website before the commencement of the briefing.

For further information, please contact:

Phil Mackey
Company Secretary
Tel: +61 2 9767 2000

82-4507

MASNET No. 11 OF 26.07.2004
Announcement No. 11

CAPITALAND LIMITED

NEWS RELEASE BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED – "ASCOTT OPENS SOMERSET BENCOOLEN AMID STRONG DEMAND FOR SERVICED APARTMENTS"

CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued a news release on the above matter, as attached for information.

Ascott news release - 26 Jul 2004.pc

Submitted by Harold Woo, Head, Investor Relations on 26/07/2004 to the SGX

82-4507

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811
Telephone (65) 6 220 8222
Facsimile (65) 6 227 2220
Website www.the-ascott.com
A member of CapitaLand

July 26, 2004
For Immediate Release
Contact:
Ida Lim (65) 9628 8339
Betsy Tan (65) 9641 6920

NEWS RELEASE

Ascott Opens Somerset Bencoolen Amid Strong Demand For Serviced Apartments

Singapore, July 26, 2004 - The Ascott Group, a leading international serviced residence operator, has soft-opened the 107-unit Somerset Bencoolen in Singapore's CBD amid strong demand for serviced apartments.

Somerset Bencoolen is located in an area being rejuvenated as Singapore's new arts and education district. It is 10 minutes' walk to the City Hall or Dhoby Ghaut MRT station, near theatres, art schools, museums, a university and shopping malls, and minutes' drive to the Raffles Place financial district.

Ascott's chairman, Mr Lim Chin Beng, said: "Somerset Bencoolen represents Ascott's new prototype for its Somerset brand, which is a market leader in Asia Pacific. The property's innovative features reflect Ascott's experiences in operating serviced residences in 39 cities."

He added that Ascott's launch of its sixth residence in Singapore is exactly 20 years after it opened its first serviced residence, the 153-unit The Ascott Singapore at Scotts Road in 1984.

The then novel property, which combined the services of a hotel with the space and privacy of a home, proved popular with expatriate executives and Ascott replicated it to open The Ascott Mayfair in London and other such residences in Asia. Today, Ascott has grown into a leading international serviced residence company with 13,800 apartments in 115 properties in 39 cities.

Ascott's deputy chairman, and president and CEO of its parent company CapitaLand Limited, Mr Liew Mun Leong, said: "Ascott's opening of Somerset Bencoolen is timely. Singapore's estimated GDP growth of over nine per cent in the first half of the year is reflected in the buoyant serviced residence market. Somerset Bencoolen has achieved over 90 per cent occupancy, just weeks after its soft opening. Our five other serviced residences are also performing very strongly.

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

- more -

82-4507

"With Singapore ranked as a preferred destination for MNC postings and a key regional financial centre, we expect the country to attract more foreign investments and higher expatriate arrivals, which are revenue drivers for the serviced residence business."

Regional Hub

Mr Eugene Lai, Ascott's chief executive officer, said: "Singapore continues to be an important hub for the region's serviced residence business. The improving global outlook and multinational firms' stepping up business activity in Asia have also lifted occupancies at our properties in the region."

He added, Ascott's managing Somerset Bencoolen is in line with its strategy to increase its fee-based income. The group will expand its portfolio of residences through a mix of management contracts, equity participation and leases.

Somerset Bencoolen

Mr Lai said that Somerset Bencoolen represents Ascott's new generation of residences where space has been re-conceptualised to maximise living areas for the guest, and flexible space for the operator. Sound-proof sliding walls mean two-bedroom apartments can be immediately converted into one-bedroom apartments when required.

Fittings can be customised to guests' lifestyles – kitchens for instance, can be transformed into breakfast counters. Dining tables can be turned into smaller writing desks, private balconies can be used as barbecue terraces, and televisions can be swiveled for viewing from the living room or bedroom.

Facilities such as the rooftop swimming pool and lounge are designed to be attractive focal points for programmes that help guests network, integrate with the local lifestyle, and enjoy family recreation.

The lounge with clear panels flow into a landscaped sky-garden, an ideal setting for barbecue parties under the stars or group yoga at sunrise. The rooftop swimming pool with glass parapets at the roof edge provides stunning views of the city and open sky. A dip in the roof-edge jacuzzi gives guests the experience of floating in "pools in the sky".

Vibrant Architecture

Somerset Bencoolen's modern architecture and vibrant colours reflect the mood of the art district. At the entrance courtyard, flowing fountains and colourful mosaic tiles convey cool tranquility.

At the lobby, fibre-optic lights embedded in the marble floor and water features create a chic ambiance. Back projection screens transform frosted glass panels at the front desk into fluid zones of colour.

82-4507

Each of the 107 one to three-bedroom suites has broadband Internet access, a fully equipped kitchen and quality home entertainment system. For children, the residence has a marine themed children's swimming pool and spacious playground.

Ascott's other residences in Singapore include The Ascott Singapore; 144-unit Somerset Grand Cairnhill, 72-unit Somerset Compass and 88-unit Somerset Orchard in the Orchard area; and 193-unit Somerset Liang Court at River Valley Road.

Global Serviced Residence Operator
Last month, in line with its goal to be a leading global serviced residence company, Ascott acquired the remaining 50 per cent interest in the Citadines European serviced residence chain for Euro 74.3 million (S$154.2 million).

Ascott said that with full ownership of Citadines, the group will be able to fully integrate the European chain with the rest of its operations to achieve greater economies of scale. Ascott targets to have 22,500 serviced apartments by 2008, from its current 13,800 units.

In June, Ascott announced that it had entered into a sale and purchase agreement to divest Scotts Shopping Centre and The Ascott Singapore serviced residence for an estimated gain of S$29.5 million. It also divested its stake in Somerset Lake Point serviced residence in Thailand for an estimated gain of S$4.2 million. The group will continue to manage the properties.

Ascott said that the divestments are part of its strategy to refine its asset structure and increase its fee-based income. The sale proceeds will be reinvested to grow its serviced residence business and entrench Ascott's position as a market leader in Asia Pacific and Europe.

The opening of Somerset Bencoolen is not expected to have material impact on the group's financial results for the current financial year.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : July 26, 2004

For more information, please contact:

Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Email: ida.lim@the-ascott.com

Betsy Tan, Executive
Tel: (65) 6586 7234 Hp: (65) 9641 6920 Email: betsy.tan@the-ascott.com

82-4507

The Ascott Group is a leading international serviced residence company with 13,800 serviced residence units in the key cities of Europe and Asia Pacific.

Ascott's global presence spans 39 cities in 16 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Shanghai and Beijing in Asia; Sydney, Melbourne and Auckland in Australia and New Zealand; and Dubai in the Gulf region.

Through its marketing alliance with Equity Corporate Housing, the group also offers upper-tier serviced apartments throughout the US. Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 20-year industry track record and serviced residence brands that enjoy recognition worldwide.

The group's flagship *The Ascott* luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its *Somerset* upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier *Oakford* brand in Australia and *Citadines* brand in Europe provide corporate executives with comfortable city residences.

Recent awards the group has clinched include the Number One position in the 2004 China's Top 100 Serviced Residences ranking for its eight properties in China, 2004 Best Service in Serviced Apartments awards in Hanoi and Ho Chi Minh City, and Best Annual Report and Best Operating and Financial Review awards at Singapore's 2004 Annual Report Awards.

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, CapitaLand's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's hospitality businesses in hotels and serviced residences span more than 60 cities around the world.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com.

About Ascott's Other Serviced Residences In Singapore

The Ascott Singapore – 153 units, Scotts Road
Located above Scotts Shopping Centre in the prime Orchard Road belt, the luxury-tier residence is near Orchard MRT station. Facilities include a swimming pool, gym, business centre and residents' lounge. The studio suites to split-level penthouses feature elegant interiors with broadband Internet access.

Somerset Compass – 72 units, Mount Elizabeth Link
The residence is near major shopping centres and entertainment spots in Orchard Road. Facilities include a gym, children's playground, outdoor pool, jacuzzi and residents' lounge. Each of the one to five-bedroom suites has broadband Internet access, a fully-equipped kitchen and home entertainment system.

Somerset Grand Cairnhill – 144 units, Cairnhill Road
The residence is a short walk from prime Orchard Road. Facilities include a garden terrace with swimming pool and children's playground, gym and residents' lounge. The studio to three-bedroom suites feature contemporary decor, broadband Internet access, fully equipped kitchens and home entertainment systems.

Somerset Liang Court – 193 units, River Valley Road
Located above Liang Court shopping centre, the residence is near the Clarke Quay and Boat Quay dining areas and the Raffles Place financial district. Facilities include a fitness centre, sauna, steam rooms, indoor jacuzzi and residents' lounge. Units range from one to three-bedroom suites with broadband Internet access.

Somerset Orchard – 88 units, Orchard Road
The residence is in the heart of the bustling Orchard Road shopping and entertainment district. Facilities include a children's playground, barbecue area, fitness centre and residents' lounge. The studio to three-bedroom suites feature broadband Internet access, fully-equipped kitchens and home entertainment systems.

- End -

MASNET No. 15 OF 27.07.2004
Announcement No. 15

82-4507

CAPITALAND LIMITED

ANNOUNCEMENTS BY CAPITALAND'S SUBSIDIARY, AUSTRALAND PROPERTY GROUP – "(1) AUSTRALAND POSTS $51.7M HALF YEAR PROFIT AND CONFIRMS $144M FORECAST PROFIT FOR 2004 FULL YEAR; AND (2) APPENDIX 4D - HALF-YEAR ENDED 30 JUNE 2004"

CapitaLand Limited's subsidiary, Australand Property Group ("APG"), has today issued announcements on the aforesaid matters.

For details, please refer to the announcements posted by APG on the SGX website www.sgx.com.sg.

Submitted by Harold Woo, Head, Investor Relations on 27/07/2004 to the SGX

82-4509

AUSTRALAND AUSTRALAND PROPERTY GROUP

ASX ANNOUNCEMENT

27 July 2004

AUSTRALAND POSTS $51.7M HALF YEAR PROFIT AND CONFIRMS $144M FORECAST PROFIT FOR 2004 FULL YEAR

Australand Property Group today announced a net profit after tax of $51.7 million for the half year to 30 June 2004 and confirmed that it expected to achieve a net profit after tax for the 2004 full year of approximately $144 million.

The result for the half year to 30 June 2004 included the following highlights:

- net profit after tax of $51.7 million compared to $41.2 million for the corresponding period last year prior to stapling;
- earnings per stapled security of 7.1 cents compared to 7.4 cents per share for the corresponding period last year;
- a dividend/distribution of 4 cents per stapled security for the quarter ended 30 June 2004, comprising a 2 cent fully franked dividend from Australand Holdings Limited and a 2 cent distribution from Australand Property Trust, tax deferred to 27.14%. The distribution will be paid on 3 August 2004. This takes the distribution for the June 2004 half year to 8 cents, an increase of 33% on the 6 cents for the prior corresponding period.
- Net Tangible Asset backing per stapled security rose 6.1% to $1.39 compared to $1.31 per share at 30 June 2003.

Commenting on the result, Australand Property Group Managing Director Mr. Brendan Crotty said, "This result achieved during relatively weak conditions for the property industry, underscores the benefits of the geographic and sector diversification of Australand Property Group delivered with the successful implementation of the Group's stapling strategy. The acquisition of Australand's third wholesale property trust ("AWPT3") in May will enable Australand Property Group to generate higher reportable recurrent income during the December 2004 half year."

The contribution of each of the Group's divisions to the results for the half year was as follows:

- Land & Housing Division delivered an operating profit before tax of $56 million from revenue of $230 million, a 10.5% increase on the corresponding period last year, due mainly to an improvement in margins;
- Investment Property Division generated an operating profit before tax of $28 million. Following the acquisition of AWPT3, Australand Property Trust now has a portfolio of 26 quality office and industrial properties, incorporating 350,000 square metres with a current value in excess of $600 million and generating recurrent income of approximately $50 million annually;
- the Apartments Division's result was lower than the corresponding period last year as previously foreshadowed. The division's operating profit before tax fell to $4 million from revenue of $91 million, due mainly to the low level of pre sales held at the start of the period; and
- Commercial & Industrial Division generated a pre tax loss of $7.3 million from revenue of $127 million due mainly to unanticipated acceleration costs incurred to deliver pre committed buildings on time to key clients and the write down of the carrying value of two projects. However, the 2004 full year profit for the Division is expected to be in line with the 2003 full year result.

AUSTRALAND HOLDINGS LIMITED ABN 12 008 443 696

AUSTRALAND PROPERTY LIMITED ABN 90 105 462 137
(AS THE RESPONSIBLE ENTITY OF AUSTRALAND PROPERTY TRUST ARSN 106 680 424)

HEAD OFFICE: LEVEL 3, 1C HOMEBUSH BAY DRIVE, RHODES NSW 2138

82-4507

Outlook

"The overall outlook for the Group remains sound", Mr. Crotty said. "We expect, barring currently unforeseen circumstances, that the 2004 full year net profit after tax will be in line with the forecast of approximately $144 million, contained in the April 2004 Product Disclosure Statement and Prospectus."

For further information please contact:

Brendan Crotty
Managing Director
Tel +61 2 9767 2002

David Craig
Chief Financial Officer
Tel +61 2 9767 2145

82-4507

AUSTRALAND

Australand Property Group

Appendix 4D

Half-year ended 30 June 2004

This half-year financial report constitutes the Appendix 4D prepared in accordance with the Australian Stock Exchange Listing Rules and does not include all of the notes normally included in an annual financial report. Accordingly, it is recommended that this report be read in conjunction with the annual report for the year ended 31 December 2003 and any public announcements made by Australand Property Group during the half year to 30 June 2004.

82-4507

AUSTRALAND

APPENDIX 4D - HALF YEAR REPORT
FOR THE PERIOD ENDED 30 JUNE 2004

AUSTRALAND PROPERTY GROUP COMPRISING AUSTRALAND HOLDINGS LIMITED (ABN 12 008 443 696) AND AUSTRALAND PROPERTY LIMITED (ABN 90 105 462 137) AS THE RESPONSIBLE ENTITY OF AUSTRALAND PROPERTY TRUST (ARSN 106 680 424)

RESULTS FOR ANNOUNCEMENT TO THE MARKET

				Aggregated June 2004 A$'000
Revenue from ordinary activities	**down**	**23.4%**	**to**	**472,087**
Profit from ordinary activities after tax attributable to stapled security holders	**up**	**25.7%**	**to**	**51,745**
Net profit after tax attributable to stapled security holders	**up**	**25.7%**	**to**	**51,745**

Distributions	**Amount per stapled security**	**Franked amount per stapled security**
Interim distribution - June 2004 half year:		
March 2004 quarter - paid	4.0 cents	2.6 cents
June 2004 quarter - declared (to be paid on 3 August 2004)	4.0 cents	2.0 cents
Total	**8.0 cents**	**4.6 cents**
Previous corresponding period (dividend on ordinary shares)	6.0 cents	6.0 cents
Record date for determining entitlements to the 2004 June quarter distribution	5:00pm, 30 June 2004	

Explanation of results

Please refer to the commentary within the Directors' Report for an explanation of the results.

Directors' Report

Australand Property Group comprises Australand Holdings Limited and Australand Property Limited as the responsible entity of Australand Property Trust. Australand Holdings Limited and Australand Property Limited have identical Boards of Directors. The term Board hereafter should be read as references to both these Boards.

The Directors of the Board present their Report, together with the aggregated Financial Report of Australand Property Group for the period ended 30 June 2004, and the Independent Review Report thereon. The aggregated Financial Report of Australand Property Group relates to the consolidated Financial Reports of Australand Holdings Limited and its controlled entities (the Company) and Australand Property Trust and its controlled entities (the Trust).

DIRECTORS

The Directors of the Board in office at any time during the financial period or since the end of the financial period are set out below. Each Director was in office for the whole of the financial period unless stated otherwise:

Tham Kui Seng (Chairman)
James Glen Service, AO (Deputy Chairman)
Brendan Patrick Crotty (Managing Director)
William John Beerworth
Lt Gen (Ret'd) Winston Choo
Ian Farley Hutchinson
Jennifer Loh - resigned 27 February 2004
Kee Teck Koon - appointed 27 February 2004
Lui Chong Chee

DISTRIBUTIONS

Dividends paid or declared by Australand Holdings Limited and distributions paid or declared by Australand Property Trust to members since the end of the previous financial year were:

Type	Payment per stapled security	Total amount A$'000	Date of payment
Stapled securities			
Final for 2003	4.4 cents	30,068	2 February 2004
Interim for March quarter 2004	4.0 cents	28,073	3 May 2004
Interim for June quarter 2004	4.0 cents	32,923	3 August 2004

Dividends on ordinary shares were fully franked at the prevailing tax rate of 30%. Distributions by Australand Property Trust declared for the March and June quarters 2004 were tax deferred to the extent of 27.14% of the amount distributed.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

The following significant changes in the state of affairs of Australand Property Group occurred during the financial period:

- Australand Property Trust acquired all the units in Australand Wholesale Property Trust No. 3 not already held by Australand Holdings Limited or its subsidiaries;
- Additional equity of $189 million was raised in May 2004 through a non-renounceable 1 for 7 entitlement offer, raising $164 million, and an institutional placement of $25 million. These funds were used to fund the acquisition of Australand Wholesale Property Trust No. 3 and to reduce the level of gearing;
- Group debt was refinanced including:
  - a new $600 million Syndicated Multi Option corporate facility comprising $550 million bills and $50m bank guarantee in June 2004;
  - the raising of $315 million via a 5 year commercial mortgage backed securitisation ("CMBS") issue in June 2004; and
  - the repayment of the Group's $50 million unsecured notes on 30 June 2004.

There were no other significant changes in the state of affairs of Australand Property Group during the financial period.

82-4507

AUSTRALAND

REVIEW OF OPERATIONS

The June 2004 half year results can be summarised as follows:

	Half Year June 2004	Half Year June 2003	Change
Gross Revenue ($m)	**472.1**	616.5	- 23.4%
Operating Profit before Tax ($m)	**63.4**	66.3	- 4.4%
Net Profit after Tax and outside equity interests ($m)	**51.7**	41.2	+ 25.7%
Key Ratios are:			
Earnings per Stapled Security (per share in 2003) (cents)	**7.1**	7.4	- 4.3%
Dividend/distribution per Stapled Security (per share in 2003) (cents)	**8.0**	6.0	+ 33.3%
Return on Security holders' Funds [1] (%)	**8.7**	10.4	- 19.5 %
Gearing Ratio - External Liabilities to Tangible Assets [2] (%)	**49.2**	50.8	- 3.3%
Net Tangible Asset Backing per stapled security (per share in 2003) ($)	**1.39**	1.31	+ 6.1%

1 Net profit after tax ÷ Total stapled group equity interest

2 Total liabilities less cash ÷ Tangible assets less cash

GROUP OVERVIEW

As evidenced by the result for the June 2004 half year, the Group's stapling strategy is already paying dividends with Australand Property Trust contributing a reportable profit of $27.7 million. The acquisition of Australand's third wholesale property trust in May 2004, will enable Australand Property Trust to generate higher reportable recurrent income, during the December 2004 half year.

Although the weak market conditions in the apartment sector have contributed to a previously foreshadowed reduction in the profitability of the Apartment Division and some short term issues eroded the Commercial and Industrial Division's results, the Group achieved the following important strategic objectives during the last six months:

- the acquisition of Australand Wholesale Property Trust No.3, which increased the total value of the Group's income producing assets from approximately $380 million to in excess of $600 million, with a resultant increase in the proportion of recurrent income;
- the raising of $189 million additional equity.
- the procurement of town planning consents for a number of major residential projects that will underpin 2005 and 2006 profitability;
- the negotiation of 15 substantial pre-commitments on the Group's industrial estates; and
- an increase in the maturity to five years, of 40% of the Group's debt facilities and a reduction in the weighted average interest rate payable in respect of the Group's debt.

DIVISIONAL OVERVIEW

Land and Housing

The Division generated revenue of $230.1 million from the sale of 816 lots and the construction and sale of 313 dwellings. Whilst revenue was down marginally by 1.9% from that achieved for the June 2003 half year, operating profit before tax increased 10.5% to $55.8 million over the corresponding period, reflecting an improvement in margins from 21.5% in June 2003 to 24.2% in June 2004, assisted by higher contributions from joint ventures. Whilst market sentiment has turned down over the past six months as a result of interest rate increases in late 2003 and the negative publicity surrounding the housing market, housing fundamentals continue to be sound.

Activity in the middle and outer suburbs of the four major cities in which Australand operates remains solid, albeit at lower levels than in 2003. This is reflected in the Division's pre sales as at 30 June 2004 of 487 lots and 201 dwellings with a value of $142.2 million, which will be brought to account in the second half of 2004.

The Division's projected longer term yields and sales revenue from Australand's existing Land and Housing projects is currently anticipated to be as follows:

	No of Projects	PROJECTED FUTURE YIELD		PROJECTED FUTURE REVENUE		ESTIMATED TRADING LIFE
		Number		$ million		Years
		Land	Housing	Land	Housing	
Sydney	18	2,565	1,947	691	1,159	up to 6
Melbourne	40	5,896	2,333	896	774	up to 10
SE Queensland	19	815	1,625	189	935	up to 7
Perth	15	2,131	323	430	151	up to 4
Total	**92**	**11,407**	**6,228**	**2,206**	**3,019**	
Wholly owned	75	3,830	3,633	720	1,671	
Interest in Joint Ventures	17	7,577	2,595	1,486	1,348	
Total	**92**	**11,407**	**6,228**	**2,206**	**3,019**	

Apartments

As foreshadowed earlier this year, the Apartments Division's pre tax operating profit is lower than the corresponding period in 2003 principally due to the lower level of pre-sales held at the start of the period. For the six months ended 30 June 2004, the Apartments Division generated a profit of $3.9 million compared to $14.7 million for the 6 months to 30 June 2003. Although there are different factors influencing market sentiment in each of the locations in which Australand has projects, the rates of apartment pre-sales during the June 2004 half-year have been significantly lower than for the corresponding period in 2003.

Margins have also been eroded by construction cost increases, although there is early evidence of a reduction in the cost pressures that have been a factor in the industry for the last six to eight months.

Nevertheless, most of Australand's apartment projects are generating satisfactory levels of enquiry, though lower than normal levels of buyer confidence and short term negative sentiment, are still constraining sales at present. A turnaround in sentiment is likely to be dependent on the Reserve Bank of Australia's interest rate policy and a recovery in investor confidence. Factors that are likely to generate an improvement both in enquiry and sales are:

- an ongoing fall in residential vacancy rates, which were 3.1% in Sydney and 3.4% in Melbourne, at the end of May 2004. It should be noted however, that only 24 of the 1,077 apartments managed by Australand for Sydney and Melbourne investor clients were vacant at the end of June, a rate of only 2.2%.
- a reduction in the supply of new apartments, attributable to fewer apartment construction commencements, both in Sydney and Melbourne, during the last 6 months; and
- a growing realisation by prospective owner-occupiers and investors, that increasing construction costs and a shortage of quality apartment development sites will underpin the price structure of new apartments, in the medium term.

The 2004 full year profit contribution from the Apartments Division is expected to be approximately 55% of the 2003 full year result.

The number of apartments yet to be developed on future projects and unsold stock on projects under construction is currently anticipated to be as follows:

	PROJECTED FUTURE YIELD	PROJECTED FUTURE REVENUE	ESTIMATED TRADING LIFE
	Number	$ million	Years
Sydney	1,305	996	up to 8
Melbourne	935	549	up to 7
SE Queensland	422	364	up to 7
Total	**2,662**	**1,909**	
Wholly owned	1,627	1,032	up to 7
Interest in Joint Ventures[1]	1,035	877	up to 8
Total	**2,662**	**1,909**	

[1] Represents Australand's Interest in the joint venture

Presales not yet recognised for profit recognition purposes at 30 June 2004 for wholly owned projects total $97 million and for joint ventures[1] total $123 million.

Commercial & Industrial

During the June 2004 half year, the Commercial & Industrial Division generated a pre tax loss of $7.3 million from revenue of $126.9 million associated with the sale of land and the construction of ten pre committed industrial projects and two pre committed commercial buildings.

Unanticipated expenditure attributable to acceleration costs, which were incurred to ensure that pre committed buildings were delivered on time to key clients, together with the write down of the carrying value of two projects, had a major negative impact on the Division's half-year profit result.

Nevertheless, both the short term and medium term outlook for the Division is quite strong and a full year operating profit close to the 2003 full year profit is anticipated.

The 2004 full year profit will be assisted by:

- an approximate 50% increase in the Division's pre committed industrial building construction deal pipeline, during the last six months, to about 200,000 square metres, as at the end of June;
- additional revenue from five industrial land development projects, which are expected to generate revenue from the sale of serviced lots with an aggregate area of approximately 60 hectares;
- the recognition of revenue and profit in respect of five pre committed projects which were planned to be brought to account in the June 2004 half year but will now be brought to account in the December 2004 half year; and
- the development of a further $100 million of pre leased assets to be delivered by the Division.

The division's focus on industrial projects is delivering a substantial increase in industrial construction activity, though it should be noted that approximately 30% of the Group's current deal pipeline relates to owner-occupier projects.

Property Investment

Australand Property Trust generated a pre tax profit of $27.7million for the June 2004 half year and acquired Australand Wholesale Property Trust No. 3 during May 2004. Australand Property Trust now has a portfolio of 26 office and industrial properties incorporating approximately 350,000m^2 of net lettable area. The portfolio is currently valued in excess of $600 million and is 97% leased. The average lease term of the property portfolio is eight years as at 30 June 2004, weighted by base rent. Major tenants in these buildings include Coles Myer, Commonwealth Government of Australia, Star Track Express, Amcor, Laminex Industries and Nestle.

82-4507

AUSTRALAND

OUTLOOK

Notwithstanding the weakness in the apartment sector, Australand Property Group expects, barring currently unforeseen circumstances, that its 2004 full year net profit after tax will be in line with the forecast contained in the April 2004 Product Disclosure Statement and Prospectus, of approximately $144 million.

ROUNDING OFF OF AMOUNTS

The Company and the Trust are of a kind referred to in Class Order 98/100 dated 10 July 1998 issued by the Australian Securities and Investments Commission relating to the rounding off of amounts in the Directors' Report and aggregated financial statements. In accordance with that Class Order, amounts in the Directors' Report and aggregated financial statements have been rounded off to the nearest thousand dollars unless otherwise stated.

Dated at Sydney this 27th day of July 2004.

Signed in accordance with a resolution of the Directors.

Brendan Crotty
Managing Director

82-4507

AUSTRALAND

Statement of Financial Performance

For the Half-Year Ended 30 June 2004

	Notes	Aggregated June 2004 A$'000	Aggregated June 2003 A$'000
Revenue from ordinary activities		472,087	616,543
Cost of properties sold		(347,404)	(478,994)
Investment property expenses		(3,247)	-
Employee expenses		(40,965)	(39,428)
Depreciation		(1,438)	(2,369)
Amortisation of goodwill		(2,663)	(2,663)
Borrowing costs expense		(11,585)	(6,990)
Other expenses from ordinary activities		(20,124)	(22,815)
Share of net profits of joint ventures accounted for using equity method		18,707	3,028
Profit from ordinary activities before income tax expense		63,368	66,312
Income tax expense		(10,755)	(25,131)
Net profit		52,613	41,181
Net profit/(loss) attributable to outside equity interests		(868)	-
Net profit attributable to the stapled security holders of Australand Property Group		51,745	41,181
Non-owner transaction changes in equity			
Increase in asset revaluation reserve due to fair value adjustment		734	-
Net increase in retained profits on the initial adoption of revised AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"		-	15,731
Total changes in equity from non-owner related transactions attributable to the members of the aggregated entity		52,479	56,912
Basic earnings per stapled security (per share in 2003)	3	7.1 cents	7.4 cents
Diluted earnings per stapled security (per share in 2003)	3	7.1 cents	7.4 cents

The accompanying notes form an integral part of this financial report.

Statement of Financial Position

As at 30 June 2004

	Notes	June 2004 A$'000	Aggregated Dec 2003 A$'000	June 2003 A$'000
Current Assets				
Cash assets		36,495	30,567	59,432
Receivables		453,902	328,079	361,443
Inventories		493,777	494,397	495,113
Other		10,545	7,226	19,514
Total Current Assets		994,719	860,269	935,502
Non-Current Assets				
Inventories		544,021	556,208	455,251
Investments accounted for using the equity method		142,995	123,421	134,681
Other financial assets		12,715	34,690	34,750
Investment properties		600,668	374,376	-
Plant and equipment		3,257	4,304	4,357
Intangible assets		52,127	54,789	57,452
Total Non-Current Assets		1,355,783	1,147,788	686,491
Total Assets		2,350,502	2,008,057	1,621,993
Current Liabilities				
Payables		142,296	187,061	203,400
Interest bearing liabilities		58,019	247,601	76,543
Current tax liabilities		-	44,967	1,154
Provisions		43,776	39,868	8,622
Land vendor liabilities		91,587	85,781	40,605
Total Current Liabilities		335,678	605,278	330,324
Non-Current Liabilities				
Interest bearing liabilities		780,005	374,000	421,299
Deferred tax liabilities		22,981	20,096	56,952
Provisions		1,707	1,715	1,715
Land vendor liabilities		8,558	12,160	14,088
Total Non-Current Liabilities		813,251	407,971	494,054
Total Liabilities		1,148,929	1,013,249	824,378
Net Assets		1,201,573	994,808	797,615
Equity				
Contributed equity		1,009,669	794,333	593,446
Reserves		5,752	5,018	-
Retained profits	5	179,935	190,108	199,968
Total aggregated entity interest		1,195,356	989,459	793,414
Outside equity interest in controlled entities	6	6,217	5,349	4,201
Total Equity		1,201,573	994,808	797,615

The accompanying notes form an integral part of this financial report.

82-4507

AUSTRALAND

Statement of Cash Flows

For the Half Year Ended 30 June 2004

	Aggregated June 2004 A$'000	Aggregated June 2003 A$'000
Cash Flows from Operating Activities		
Receipts from customers	392,571	586,083
Payments to suppliers and employees	(471,414)	(558,272)
Interest received	3,344	1,967
Dividends and trust distributions received	2,242	-
Borrowing costs paid	(33,872)	(23,225)
Income tax paid	(52,837)	(54,017)
Net cash flows used in operating activities	(159,966)	(47,464)
Cash Flows from Investing Activities		
Proceeds from sale of investments	18,190	15,296
Payments for purchase of joint venture equity investments (net of distributions)	(867)	(43,515)
Payments for acquisition of Australand Wholesale Property Trust No. 3	(96,986)	-
Payments for purchase of unlisted property trust units	(5,715)	(2,000)
Loans advanced from/(to) related parties	-	(5,927)
Proceeds from sale of plant & equipment	-	630
Payments for improvement to investment properties	(1,634)	-
Payments for plant and equipment	(390)	(71)
Net cash flows used in investing activities	(87,402)	(35,587)
Cash Flows from Financing Activities		
Proceeds from borrowings	787,837	194,892
Repayment of borrowings	(690,324)	(48,906)
Dividends/distributions paid	(35,769)	(33,584)
Cash acquired on acquisition of entities	4,717	-
Proceeds from issue of shares/units (net of equity raising costs)	186,835	66
Net cash flows provided by financing activities	253,296	112,468
Net increase in cash held	5,928	29,417
Cash at beginning of financial period	30,567	30,015
Cash at end of financial period	36,495	59,432

The accompanying notes form an integral part of this financial report.

Notes to the Financial Statements

1. BASIS OF PREPARATION OF HALF YEAR FINANCIAL REPORT

The half year financial report is a general purpose financial report which as been prepared to satisfy the requirements of Urgent Issues Group (UIG) Consensus View 13, *The Presentation of the Financial Report of Entities Whose Securities are Stapled*. The financial report has also been prepared in accordance with Accounting Standard AASB 1029, *Interim Financial Reporting,* other authoritative pronouncements of the Australian Accounting Standards Board, and UIG Consensus Views.

UIG Consensus View 13 requires stapled security entities, such as those of Australand Property Group, to prepare aggregated accounts in accordance with certain requirements of AASB 1024, *Consolidated Accounts*. This aggregated half year financial report has been prepared in accordance with those requirements.

The half year financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, it is recommended that this report be read in conjunction with the annual report for the year ended 31 December 2003 and any public announcements made by Australand Property Group during the half year to 30 June 2004 in accordance with the continuous disclosure requirements of the Listing Rules of the Australian Stock Exchange.

Unless otherwise stated, the accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

2. INTERNATIONAL FINANCIAL REPORTING STANDARDS

For reporting periods beginning on or after 1 January 2005, Australand Property Group must comply with the Australian equivalent to International Financial Reporting Standards ("IFRS") to be issued by the Australian Accounting Standards Board.

Australand Property Group will report for the first time in compliance with IFRS when the results for the half year ended 30 June 2005 are released. IFRS require that entities complying with IFRS for the first time also restate their comparative financial statements using all IFRS except for IAS 32 *Financial Instruments: Disclosure and Presentation*, IAS 39 *Financial Instruments: Recognition and Measurement* and IFRS 4 *Insurance Contracts*. This means that Australand Property Group's opening IFRS balance sheet will be a restated comparative balance sheet, dated 1 January 2004. Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings on 1 January 2004, however transitional adjustments relating to those standards where comparatives are not required will only be made at 1 January 2005. Comparatives restated under IFRS will not be reported in financial statements until June 2005 being the first half year reported in compliance with IFRS.

During 2003, Australand Property Group established a team to monitor and plan for adoption of IFRS. This team, led by senior finance staff, reports to the Chief Financial Officer and provides quarterly briefings on the status of the project to the Audit Committee. This team, working together with external advisers, has been following developments in IFRS and the likely impact that these standards will have on the Group's operating business units, financial reports and accounting policies. Australand Property Group's IFRS plan consists of two stages. The first stage focuses on identifying the key impacts and technical evaluation and the second stage focuses on detailed design, implementation and system amendments. The team has nearly completed the first stage and is moving into the second stage of design and implementation.

The differences between Australian GAAP and IFRS identified by the Company to date as potentially having a significant effect on the financial position and financial performance of Australand Property Group are summarised below. As the full list of IFRS have not been finalised and there is still some subjectivity in the accounting treatments proposed by certain IFRS, the summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS that could impact Australand Property Group.

2. INTERNATIONAL FINANCIAL REPORTING STANDARDS (Continued)

The following areas have been identified as significant for Australand Property Group:

- **Financial instruments** - under IFRS, financial instruments will generally be recognised on the statement of financial position at fair value. Derivatives will need to meet stricter criteria for treatment as hedges, otherwise they will be marked to market through the statement of financial performance. The Company is currently in the process of reviewing its interest rate hedge strategy to ensure, where possible, that such hedges are treated as hedges under the proposed Australian equivalents to IFRS. As such, there should be minimal impact to the statement of financial performance on the adoption of the Australian equivalents to IFRS.

- **Goodwill** - under IFRS, goodwill will not be amortised, but will be subject to impairment testing. The Group is currently in the process of completing the required assessment of the carrying value of goodwill as at 1 January 2004. This will be finalised during the second half of 2004.

- **Borrowing costs** - under IFRS, entities have the option of either capitalising or expensing borrowing costs in respect of qualifying assets. The Group is still in the process of assessing which option for the treatment of borrowing costs that it will adopt.

- **Rental guarantees** - under IFRS, the existence of significant rental guarantees on a project could lead to the delay in recognition of revenues. As full provision for the likely impact of such guarantees is made within the development feasibilities, it is the Group's view, based on current advice from our advisers, that there should be no impact to either the statement of financial position or statement of financial performance on the adoption of the Australian equivalent to IFRS.

- **Revenue recognition** - under IFRS, the rules for recognition of revenue are different than current Australian accounting standards and it is possible that this could lead to a delay in recognition of revenue in certain transactions. In addition there is still subjectivity on whether UIG Consensus View 53 *Pre-Completion Contracts for the Sale of Residential Development Properties* complies with the principles in IAS 18 *Revenue*. The Group is still in the process of assessing the impact. This will be finalised in second half of 2004, when more guidance has been issued in respect of these issues.

- **Internally constructed investment properties** - under IFRS, properties that are developed internally will need to be carried at cost during development, but will be able to be remeasured to fair value (market value) through the income statement at practical completion. Based on current forecasts, there will be no impact to either the statement of financial position or statement of financial performance on the adoption of the Australian equivalent to IFRS in respect of 2004 results.

- **Owner occupied investment properties** - Owner occupied properties or elements of investment properties that are owner occupied will generally not meet the definition of investment properties. Currently, Australand Property Group occupies part of the Rhodes C and Mulgrave buildings. The Group is still in the process of assessing the full impact and this will be finalised in second half of 2004.

- **Revaluation of investment properties** - under IFRS, investment properties will be either valued at fair value (market value) with increments/decrements going through the statement of financial performance or measured at cost and depreciated. Based on the current property industry practice of annually revaluing properties, it is likely that Australand Property Group will adopt the fair value approach. However, the Group is still in the process of assessing the full impact on the group and a final decision will not be made until the second half of 2004.

- **Wholesale Property Trusts** - Australand provides certain guaranteed yields to unitholders in the wholesale trusts up to completion of the last property. Under IFRS, the existence of a guaranteed yield to completion of the property could lead to the delay in recognition of revenues and also requires the consolidation of the wholesale trusts with Australand Property Group. The Group is still in the process of assessing the full impact on the group. This will be finalised in the second half of 2004.

3. EARNINGS PER STAPLED SECURITY

	Aggregated June 2004	Aggregated June 2003
Basic - ordinary earnings per stapled security (per share in 2003)	**7.1 cents**	7.4 cents
Diluted - ordinary earnings per stapled security (per share in 2003)	**7.1 cents**	7.4 cents
Earnings reconciliation		
Basic earnings per stapled security:		
Net profit after tax	**51,745**	41,181
Less reset convertible preference share dividends paid	**-**	(2,120)
Earnings used in calculating basic earnings per security	**51,745**	39,061
Diluted earnings per stapled security:		
Net profit after tax	**51,745**	41,181
Less reset convertible preference share dividends paid	**-**	(2,120)
Earnings used in calculating diluted earnings per stapled security	**51,745**	39,061

The weighted average number of stapled securities on issue used in the calculation of basic ordinary earnings per stapled security was 726,780,684 stapled securities (2003: 524,406,470 shares).

The weighted average number of stapled securities on issue used in the calculation of diluted ordinary earnings per stapled security was 726,913,082 stapled securities (2003: 524,530,470 shares).

82-4507

4. DIVIDENDS/DISTRIBUTIONS

Dividends/distributions recognised in the current period by the Company and Trust are:

June 2004	Payment per Share/Unit	Total Amount A$'000	Date of Payment	Tax Rate for Franking Credit or Tax Deferred %	Percentage Franked %
Ordinary shares					
Interim dividend	2.6 cents	18,247	03-05-04	30%	100%
Interim dividend	2.0 cents	16,214	03-08-04	30%	100%
Total dividend	4.6 cents	34,461			
Units					
Interim distribution	1.4 cents	9,826	03-05-04		
Interim distribution	2.0 cents	16,708	03-08-04		
Total distribution	3.4 cents	26,534			

Australand Property Group's Distribution Reinvestment Plan was in operation for the interim distribution for the quarters ended 31 March 2004 and 30 June 2004 of 4.0 cents and 4.0 cents respectively per stapled security.

June 2003	Payment per Share	Total Amount A$'000	Date of Payment	Tax Rate for Franking Credit %	Percentage Franked %
Ordinary shares					
Interim dividend	3.0 cents	15,762	28-05-03	30%	100%
Interim dividend	3.0 cents	15,775	12-09-03	30%	100%
Total dividend	6.0 cents	31,537			
Reset convertible preference shares					
Interim dividend	$2.0959	1,048	31-03-03	30%	100%
Interim dividend	$2.1425	1,072	30-06-03	30%	100%
Total dividend	$4.2384	2,120			

Franking credits

	Aggregated June 2004 A$'000	Aggregated June 2003 A$'000
Franking surplus	68,257	65,334

Franking credits are available at the 30% corporate tax rate after allowing for tax payable in respect of the current period's profit, payment of proposed dividends/distributions and receipt of dividends receivable. The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends / distributions. The above amounts represent the balances of the franking accounts as at the end of the financial period, adjusted for:

(a) franking credits that will arise from the payment of the current tax liability;

(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date; and

(c) franking credits that may be prevented from being distributed in subsequent financial years.

82-4507

5. RETAINED PROFITS

	6 months to June 2004 A$'000	12 months to Dec 2003 A$'000	6 months to June 2003 A$'000
Retained profits at beginning of financial period	190,108	176,713	176,713
Net profit attributable to the stapled security holders of APG	51,745	95,206	41,181
Net effect on dividends/distributions from:			
Initial adoption of AASB 1044 *Provisions, Contingent Liabilities and Contingent Assets*	-	15,731	15,731
Dividends/distributions recognised during the period	(61,918)	(97,542)	(33,657)
Retained profits at end of financial period	179,935	190,108	199,968

6. OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES

	June 2004 A$'000	Dec 2003 A$'000	June 2003 A$'000
Outside equity interest in controlled entities comprises:			
Interest in net operating income	868	1,241	-
Interest in retained profits at end of financial period	2,109	1,241	-
Interest in issued capital	4,108	4,108	4,201
	6,217	5,349	4,201

7. ACQUISITION OF MATERIAL CONTROLLED ENTITIES

During the financial period, the aggregated entity acquired control of Australand Wholesale Property Trust No. 3 via a cash offer. The consolidated operating results of the acquired entity and its controlled entities are included in aggregated net income from 1 May 2004.

	Aggregated June 2004 A$'000
Details of the acquisitions are as follows:	
Total Cash consideration	96,986
Fair value of net assets of entities acquired:	
Cash assets	4,717
Receivables	288
Investment properties	224,658
Other assets	100
Payables	(3,633)
Interest bearing liabilities	(118,910)
Net assets at acquisition	107,220
Outside equity interests at acquisition at fair value	(10,234)
Net investment value acquired	96,986

8. CONTINGENT LIABILITIES

Details and estimated maximum amounts of contingent liabilities (for which no amounts are recognised in the financial statements) are as follows:

(a) The aggregated entity and joint venture entities have given indemnities for land development contract performance in the form of bank guarantees and insurance bonds.

	June 2004 A$'000	Dec 2003 A$'000	June 2003 A$'000
Bank guarantees outstanding	**45,148**	44,003	35,354
Insurance bonds outstanding	**24,132**	27,388	23,268
	69,280	71,391	58,622

(b) In the ordinary course of business, the aggregated entity becomes involved in litigation, some of which falls within the aggregated entity's insurance arrangements. Whilst the outcomes are uncertain, these contingent liabilities are not considered to be material to the aggregated entity. A claim has been made by 85 owners of certain interests in the Sovereign Australis Hotel on the Gold Coast seeking to avoid their obligations under various contracts for sale. The aggregated entity has been advised that it has strong prospects of successfully defending this claim.

(c) In the ordinary course of business, the aggregated entity provides rental guarantees and income support arrangements to tenants and owners of various residential and commercial buildings, on which the aggregated entity is developing or has completed development. These arrangements require the aggregated entity to guarantee the rental income of these properties for certain periods of time. As at the date of this report, the Directors are of the opinion that, based on the current sub lease proposals and forecasted sub lease commitments, together with the allowances made within the development budgets for these property developments, adequate allowance has been made in the aggregated financial statements for these potential obligations. These guarantees include rental support in relation to Freshwater Commercial Tower pursuant to which Australand Holdings Limited entered into a rental support deed with the co-owners of the Freshwater Commercial Tower, whereby Australand Holdings Limited has agreed, for the first five years after practical completion (estimated to be February 2005), to guarantee the rent for the unleased space as at practical completion. As at the date of this report, the total rent support, based upon the existing tenancy profile is $12,058,000 per annum. The guaranteed income amounts escalate at the rate of 3.35% per annum. The Directors are of the opinion that, based on the forecast sub lease commitments together with the allowances made within the development forecasts for this project, adequate allowance has been made for these potential obligations.

(d) Australand Holdings Limited provided certain guarantees to Australand Wholesale Property Trust No. 4 (AWPT4) and Australand Wholesale Property Trust No. 5 (AWPT5) including:

- providing an underwritten yield to AWPT4 of 8.75% p.a. up to 30 June 2004 and 9% p.a. from 1 July 2004 up to and including practical completion of the last property completed. It is estimated that this obligation will cease in February 2005.
- providing an underwritten yield to AWPT5 of 8.50% p.a. up to and including practical completion of the last property completed. It is estimated that this obligation will cease by 31 October 2004.
- controlling, managing and underwriting the development of each property, so that the Trust bears minimal development and construction risk for properties under development.
- guaranteeing the first year's rent should a tenant not take occupation as a result of a Trust property not being completed and becoming available to the tenant in accordance with the agreement to lease.
- in addition, further rental guarantees have been provided in respect of the Freshwater Commercial Tower - refer Note 8(c).

9. SEGMENT REPORTING

The aggregated entity is organised into the following divisions:

- Land and Housing
- Apartments
- Commercial and Industrial
- Property Investment

The aggregated entity operates wholly within Australia.

JUNE 2004

Business Segment Summary	Land and Housing	Apartments	Commercial and Industrial	Total Development	Property Investment	Unallocated	**Aggregated**
	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	**A$'000**
Revenue	230,120	91,200	126,876	448,196	22,604	-	**470,800**
Unallocated interest revenue					-	1,287	**1,287**
Total Revenue							**472,087**
Segment result before interest expense and interest in cost of goods sold and amortisation of goodwill	59,599	6,316	(5,819)	60,096	19,147		**79,243**
Capitalised interest in cost of goods sold & other interest	(10,660)	(8,419)	(4,648)	(23,727)	(2,226)		**(25,953)**
Amortisation of goodwill		(1,065)	(1,598)	(2,663)	-		**(2,663)**
Interest & other fees charged between developer and Trust*		-		(10,571)	10,571		**-**
Net segment result after interest expense and amortisation of goodwill	48,939	(3,168)	(12,065)	23,135	27,492	-	**50,627**
Interest revenue	-	-	-	-	210	1,287	**1,497**
Share of net profits of joint ventures accounted for using the equity method	6,859	7,083	4,765	18,707	-	-	**18,707**
Unallocated corporate costs	-			-	-	(7,463)	**(7,463)**
Profit from ordinary activities before income tax expense	55,798	3,914	(7,300)	41,841	27,702	(6,175)	**63,368**
Income tax expense				(10,755)	-	-	**(10,755)**
Profit from ordinary activities after income tax expense				31,086	27,702	(6,175)	**52,613**

* Inter-segment interest and fees have not been allocated to divisions within the developer.

Depreciation and amortisation expense	479	1,545	2,077	4,101	-	-	**4,101**

82-4507

AUSTRALAND

9. SEGMENT REPORTING (Continued)

JUNE 2003

Business Segment Summary	Land and Housing A$'000	Apartments A$'000	Commercial and Industrial A$'000	Unallocated A$'000	Consolidated A$'000
Revenue	234,482	220,621	159,849	-	**614,952**
Unallocated interest revenue					**1,591**
Total Revenue					**616,543**
Segment result before interest expense and interest in cost of goods sold and amortisation of goodwill	57,995	28,295	12,769	-	**99,059**
Capitalised interest recovered in cost of goods sold and other interest	(7,626)	(13,621)	(3,862)	-	**(25,109)**
Amortisation of goodwill	-	(1,065)	(1,598)	-	**(2,663)**
Net segment result after interest expense and amortisation of goodwill	50,369	13,609	7,309	-	**71,287**
Interest revenue	-	-	-	1,591	**1,591**
Share of net profits of joint ventures accounted for using the equity method	88	1,115	1,825	-	**3,028**
Unallocated corporate costs	-	-	-	(9,594)	**(9,594)**
Profit from ordinary activities before income tax expense	50,457	14,724	9,133	(8,003)	**66,312**
Income tax expense					**(25,131)**
Profit from ordinary activities after income tax expense					**41,181**
Depreciation and amortisation expense	790	1,855	2,387	-	**5,032**

Revenue and profits relating to mixed development sites, which involve two or more divisions, are split based on the equity contributed, engagement of staff and resources committed.

10. EVENTS SUBSEQUENT TO BALANCE DATE

There have been no significant events or transactions that have arisen since the end of the financial period which, in the opinion of the Directors, would affect significantly the operations of the aggregated entity, the results of those operations, or the state of affairs of the aggregated entity.

82-4507

AUSTRALAND

Directors' Declaration

For the period ended 30 June 2004

AUSTRALAND PROPERTY GROUP COMPRISING AUSTRALAND HOLDINGS LIMITED AND AUSTRALAND PROPERTY LIMITED AS THE RESPONSIBLE ENTITY OF AUSTRALAND PROPERTY TRUST

In the opinion of the Directors of Australand Holdings Limited and Australand Property Limited as the responsible entity of Australand Property Trust ("the Directors"), the aggregated financial statements of Australand Property Group, as set out in pages 7 to 17 are drawn up in accordance with applicable Australian Accounting Standards and Urgent Issues Group Consensus Views, so as to present fairly its financial position as at 30 June 2004 and its performance, as represented by the results of its operations and its cash flows, for the financial period ended on that date.

In the opinion of the Directors, at the date of this declaration there are reasonable grounds to believe that Australand Property Group will be able to pay its debts as and when they become due and payable.

Dated at Sydney this 27th day of July 2004.

Signed in accordance with a resolution of the Directors.

Brendan Crotty
Managing Director

82-4507

Other Information

a) **Control gained over entities having material effect:**

The acquisition of Australand Wholesale Property Trust No.3 and its controlled entities - refer Note 8. These entities contributed $2,338,984 to net profit to 30 June 2004.

b) **Control lost over entities having material effect:**

During the period the interest in the following material entities (and their wholly owned subsidiaries) were disposed of:

Name of entity	Date of disposal	Ownership interest disposed of	Profit recognised on disposal A$'000
Deer Park Development Trust No. 1	30 March 2004	50%	-
Freshwater Residential Constructions Pty Limited	2 April 2004	50%	-
A.C.N. 085 142 785 Proprietary Limited	30 June 2004	50%	-
Croydon Development Trust	3 May 2004	50%	-

c) **Details of aggregate share of profits (losses) of associates and joint venture entities:**

	June 2004 A$'000	June 2003 A$'000
Profit from ordinary activities before tax	18,707	3,028
Income tax on ordinary activities	-	(908)
Profit from ordinary activities after tax	18,707	2,120
Share of net profit of associates and joint venture entities	18,707	2,120

d) Material interests in entities which are not controlled entities:

Name of entity	Note	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
Equity accounted associates and joint venture entities		Current period %	Previous corresponding period %	Current period $'000	Previous corresponding period $'000
ACN 085 142 785 Pty Ltd	(b)	-	50%	-	-
Australand (SYJC) No.1 Pty Limited	(a)	50%	-	-	-
Australand Holdings Limited & BMD Constructions Pty Ltd		50%	-	291	330
Australand Land and Housing No. 5 (Hope Island) Pty Limited		50%	-	-	-
Australand Land and Housing No. 6 (Baldi) Pty Limited		50%	-	-	-
Australand Land and Housing No. 7 (Hope Island) Pty Limited		50%	-	-	-
Australand Land and Housing No. 8 (Hope Island) Pty Limited		50%	-	-	-
Australand United Pty Limited		50%	50%	-	-
Avon Road Pymble Pty Ltd		50%	-	-	-
Baldi Unit Trust		50%	-	-	-
Balmain Shores Pty Ltd		50%	50%	-	-
Brisun Pty Ltd		50%	50%	49	36
Camden Green Pty Limited		50%	-	(111)	-
Chymont Pty Limited		50%	50%	1,224	533
Deer Park Development Trust No. 1	(a)	50%	-	-	-
Freshwater Residential Unit Trust		50%	50%	3,700	-
Freshwater Settlements Pty Limited	(a)	50%	-	-	-
Glebe Harbour Unit Trust		50%	-	2,227	-
Glenwood Land Unit Trust		50%	50%	219	237
Land and Housing No.1 Unit Trust		50%	-	-	-
Minto Industrial Development Trust		50%	50%	-	-
Motorway Business Park Pty Ltd		50%	50%	3,541	-
Soncal Pty Limited		50%	50%	-	-
Sur-Mer (Cronulla) Pty Ltd		50%	50%	-	-
Trust Project No.11 Trust		50%	50%	6,461	(337)
Trust Project No.9 Trust		50%	50%	-	(168)
W9 & 10 Construction Stage 1 Partnership		-	50%	(3)	-
W9 & 10 Construction Stage 2 Partnership		50%	50%	26	-
W9 & 10 Construction Stage 3A Financing Pty Ltd		50%	50%	-	-
W9 & 10 Construction Stage 3A Partnership		50%	50%	(67)	-
W9 & 10 Construction Stage 3A Pty Ltd		50%	50%	-	1,489
W9 & 10 Construction Stage 3B Pty Ltd		50%	50%	-	-
W9 & 10 Construction Stage 3C Pty Ltd		50%	50%	-	-
W9 & 10 Construction Stage 4A Partnership		50%	50%	-	-
W9 & 10 Construction Stage 4B Partnership		50%	50%	-	-
W9 & 10 Stage 1 Partnership		-	50%	-	-
W9 & 10 Stage 2 Partnership		50%	50%	1,150	-
W9 & 10 Stage 3A Partnership		50%	50%	-	-
W9 & 10 Stage 4A Partnership		50%	50%	-	-
W9 & 10 Stage 4B Partnership		50%	50%	-	-
Total				18,707	2,120
Other material interests				-	-
Total				18,707	2,120

(a) Joint venture entities created during the period
(b) Joint venture entities disposed of during the period

82-4507

AUSTRALAND

COMPLIANCE STATEMENT

1. This report has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board, Corporations Act 2001 and other standards acceptable to the Australian Stock Exchange.

2. This report and the financial statements upon which the report is based, use the same accounting policies.

3. This report does give a true and fair view of the matters disclosed.

4. This report is based on financial statements that have been subject to review.

5. Australand Property Group has a formally constituted audit committee.

Dated at Sydney this 27th day of July 2004

Brendan Crotty
Managing Director

82-4507

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent review report to the stapled security holders of Australand Property Group

Matters relating to the electronic presentation of the reviewed financial report

This review report relates to the financial report of Australand Property Group (the Company) for the half-year ended 30 June 2004 included on Australand Property Group web site. The Company's directors are responsible for the integrity of the Australand Property Group web site. We have not been engaged to report on the integrity of this web site. The review report refers only to the financial report identified below. It does not provide any assurance on any other information which may have been hyperlinked to/from the financial report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the reviewed financial report to confirm the information included in the reviewed financial report presented on this web site.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Australand Property Group does not present fairly in accordance with Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, the financial position of Australand Property Group (defined below) as at 30 June 2004 and the results of its operations and cash flows for the half-year ended on that date.

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Australand Property Group (the Group), for the half-year ended 30 June 2004. The Group comprises Australand Holdings Limited and the entities it controlled during that half-year and Australand Property Trust and the entities it controlled during the half year.

The directors of Australand Holdings Limited and Australand Property Limited, as responsible entity for Australand Property Trust, are responsible for the preparation and presentation of the financial report in accordance with Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

82-4507

PRICEWATERHOUSECOOPERS

Review approach

We conducted an independent review in order for the Group to lodge the financial report with the Australian Stock Exchange. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly a view in accordance with Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, which is consistent with our understanding of the Group's financial position and the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of Australand Holdings Limited and Australand Property Limited personnel, and
- analytical procedures applied to financial data.

When this review report is included in a document containing information in addition to the financial report, our procedures include reading the other information to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

Matthew Lunn
Partner

Sydney
27 July 2004

82-4507

MASNET No. 49 OF 27.07.2004
Announcement No. 49

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, RAFFLES HOLDINGS LIMITED – "PRESS RELEASE AND 2ND QUARTER FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED 30 JUNE 2004"

CapitaLand Limited's subsidiary, Raffles Holdings Limited ("Raffles"), has today issued an announcement on the aforesaid matter.

For details, please refer to the announcement posted by Raffles on the SGX website www.sgx.com.sg.

Submitted by Harold Woo, Head, Investor Relations on 27/07/2004 to the SGX

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

(Regn. No.: 199506093G)

Second Quarter Financial Statement

TABLE OF CONTENTS

Raffles HOLDINGS A Member of CapitaLand

RAFFLES HOLDINGS LIMITED

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

		Group (Second Quarter)			Group (Year-To-Date)		
		Q2 2004	Q2 2003	Incr / (Decr)	30 Jun 2004	30 Jun 2003	Incr / (Decr)
	Note	S$'000	S$'000	%	S$'000	S$'000	%
Turnover	i	**134,596**	**93,481**	44	**262,244**	**188,102**	39
Cost of sales	i	(64,806)	(49,864)	30	(128,971)	(97,468)	32
Gross profit	i	**69,790**	**43,617**	60	**133,273**	**90,634**	47
Advertising & promotion	ii	(7,789)	(6,205)	26	(15,340)	(13,096)	17
General & administration	ii	(21,502)	(18,465)	16	(43,870)	(40,436)	8
Property & maintenance	ii	(34,831)	(27,815)	25	(70,547)	(53,357)	32
Other operating income		966	947	2	1,962	1,395	41
Profit from operating activities before exceptional items	iii	**6,634**	**(7,921)**	n.m.	**5,478**	**(14,860)**	n.m.
Exceptional gains	iv	352	40,632	(99)	352	40,632	(99)
Exceptional losses	iv	-	(2,978)	n.m.	-	(2,978)	n.m.
Profit from operating activities after exceptional items		6,986	29,733	(77)	5,830	22,794	(74)
Share of results of associated companies	v	10,894	10,651	2	21,746	23,274	(7)
Profit before interest and tax		17,880	40,384	(56)	27,576	46,068	(40)
Finance income	vi	570	2,440	(77)	2,239	3,845	(42)
Finance costs	vii	(2,767)	(2,054)	35	(4,506)	(4,585)	(2)
Profit before tax	viii	15,683	40,770	(62)	25,309	45,328	(44)
Income tax expense	ix	(5,960)	(7,055)	(16)	(10,318)	(11,324)	(9)
Profit after tax		9,723	33,715	(71)	14,991	34,004	(56)
Minority interests		(239)	825	n.m.	159	786	(80)
Profit attributable to shareholders* (PATMI)	x	9,484	34,540	(73)	15,150	34,790	(56)

* Comprising						
- **Operating PATMI**	**9,132**	**93**	9,719	**14,798**	**343**	4,214
- Net exceptional gains after tax	352	34,447	(99)	352	34,447	(99)

n.m. - not meaningful

Explanatory Notes - Performance (Q2 2004 versus Q2 2003)

i) Turnover, cost of sales and gross profit

In Q2 2004, turnover increased significantly by S$41.1 mil or 44.0% to S$134.6 mil. This was the result of the successful sales and marketing initiatives implemented to drive top-line and the recovering lodging industry. The Group's turnover has recovered to pre-SARs level, especially for the Singapore hotels. The increase was also due to the consolidation of three-month turnover of Swissotel Nankai Osaka following its launch on 1 September 2003.

In Q2 2004, cost of sales increased by S$14.9 mil or 30.0% as compared to Q2 2003 due mainly to the consolidation of Swissotel Nankai Osaka's cost of sales. For the remaining hotels within the Group, the aggregate cost of sales remained substantially the same as the last corresponding quarter, despite the growth in turnover. This reflected the success of the rigorous cost containment measures put in place.

The improved operating leverage resulted in better profit flow-through and the gross profit margin increased from 46.7% in Q2 2003 to 51.9% in Q2 2004. Overall, gross profit improved significantly by S$26.2 mil or 60.0% to S$69.8 mil.

ii) Advertising & promotion, general & administration and property & maintenance

Advertising & promotion, general & administration and property & maintenance represented key operating expenses of the Group.

Advertising & promotion expenses referred to all expenses incurred for sales and marketing activities. They included expenses relating to the operations of global sales offices, partner & loyalty marketing, as well as brand promotion and advertising. It has increased in line with the higher turnover achieved. As a percentage of turnover, it dropped from 6.6% in Q2 2003 to 5.8% in Q2 2004. The Group managed to stretch each advertising & promotion dollar to achieve further mileage.

General & administration expenses increased in Q2 2004 by S$3.0 mil over Q2 2003 mainly due to one-off provisions made in respect of certain contractual obligations, receivables and arbitration expenses, as compared to the write back of allowance for doubtful debts no longer required in Q2 2003. Excluding these one-off items, general & administration expenses decreased by S$0.7 mil.

Property & maintenance expenses increased by S$7.0 mil from S$27.8 mil in Q2 2003 to S$34.8 mil in Q2 2004 due mainly to the consolidation of the three-month expenses of Swissotel Nankai Osaka, which included the lease payment made to the lessor of the hotel.

iii) Profit from operating activities before exceptional items

ofit from operating activities before exceptional items improved significantly by S$14.5 mil, from a loss of S$7.9 mil in Q2 2003 to a profit of S$6.6 mil in Q2 2004. This .s due to higher gross profit and the containment of the key operating expenses of the Group as explained in (i) and (ii) above respectively.

iv) Net exceptional gains

The exceptional gains before tax and minority interests in Q2 2004 of S$0.4 mil related to a write-back of provision due to a favourable claim settlement. This was much lower than the net exceptional gains of S$37.7 mil recorded in Q2 2003 arising mainly from the gain on divestment of Raffles Brown's Hotel.

v) Share of results of associated companies

Tincel Properties (Private) Limited ("Tincel Properties") achieved a better performance than the last corresponding quarter due to higher rental income from the hotel segment.

vi) Finance income

Finance income decreased by S$1.9 mil in Q2 2004 as compared to Q2 2003 due mainly to (a) lower interest income earned on lower cash balances following the capital distribution of S$375.0 mil in May 2004, (b) a provision made for interest income receivable from an investee company, and (c) an exchange gain of S$0.8 mil recorded in Q2 2003.

vii) Finance costs

In Q2 2004, finance costs increased by S$0.7 mil due mainly to (a) higher interest costs incurred on borrowings for capital distribution, and (b) an exchange loss of S$0.5 mil.

viii) Profit before tax

The profit before tax for Q2 2004 of S$15.7 mil was S$25.1 mil or 61.5% lower than the S$40.8 mil recorded in Q2 2003 mainly due to the much lower exceptional gain recorded in Q2 2004 as described in para (iv). On an operating basis, profit before tax improved by S$12.2 mil on better operational performances by hotel operations and Tincel Properties.

ix) Income tax expense

Income tax expense for Q2 2004 was S$1.1 mil lower than Q2 2003, which included a provision for taxation of S$3.2 mil on the gain on divestment of Raffles Brown's Hotel. For Q2 2004, the effective tax rate was higher than the statutory tax rate mainly due to tax losses of certain subsidiaries that were not available for offset against taxable income of profitable subsidiaries.

x) Profit attributable to shareholders (PATMI)

On an operating basis, Q2 2004 profit attributable to shareholders of S$9.1 mil increased by more than 97-fold over the Q2 2003 profit of S$0.1 mil. The increase in profit was due mainly to better operational performance from the Hotels & Resorts segment, on higher turnover and lower costs that arose from successful cost containment measures. The increase was partly offset by lower finance income and higher finance expense.

Overall, including exceptional items, Q2 2004 profits attributable to shareholders was lower than Q2 2003 by S$25.0 mil as a result of the much lower exceptional gains as described in para (iv).

xi) Additional Disclosures

Additional Disclosure

Profit before tax was arrived at after:

	Group (Second quarter)		
	Q2 2004	Q2 2003	Incr / (Decr)
	S$'000	S$'000	%
Charging			
Depreciation and amortisation	(13,865)	(15,265)	(9)
Allowance for doubtful debts	(1,479)	(851)	74
Net loss on disposal of property, plant and equipment	-	(13)	n.m.
Interest expense	(2,258)	(2,054)	10
Foreign exchange loss	(509)	-	n.m.
And crediting			
Interest income	570	1,640	(65)
Foreign exchange gain	-	800	n.m.
Write-back of allowance for doubtful debts	-	1,499	n.m.

xii) Extraordinary items

Nil

xiii) Adjustments for under or over provision of tax in respect of prior years

The adjustment for under or over provision of tax in respect of prior years is immaterial (2003: immaterial).

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

		Group		Company	
		30 Jun 2004	31 Dec 2003	30 Jun 2004	31 Dec 2003
	Notes	S$'000	S$'000	S$'000	S$'000
Current assets					
Cash and cash equivalents	i	60,179	249,367	19,646	187,605
Receivables	ii	70,082	79,964	15,885	17,480
Short-term investments	i	41,573	121,339	29,683	109,369
Inventories		9,776	9,645	-	-
Other current assets		8,709	3,101	17	14
		190,319	463,416	65,231	314,468
Non-current assets					
Receivables	ii	46,518	62,243	-	-
Other investments and assets		19,424	19,703	79	91
Investments in associated companies		717,439	718,457	371,441	371,441
Investments in subsidiaries		-	-	1,067,946	1,115,826
Investment properties		64,800	64,800	-	-
Property, plant and equipment	iii	1,094,613	1,117,114	14	17
Deferred tax asset		2,276	2,265	-	-
Goodwill		18,371	18,935	-	-
		1,963,441	2,003,517	1,439,480	1,487,375
Total assets		**2,153,760**	**2,466,933**	**1,504,711**	**1,801,843**
Current liabilities					
Trade and other payables		137,549	146,671	9,958	8,589
Provision for income tax		28,357	27,074	12,291	13,952
Borrowings	i	150,595	95,327	-	-
Provisions		3,498	4,461	3,498	4,461
		319,999	273,533	25,747	27,002
Non-current liabilities					
Borrowings	i	218,245	181,674	100,196	-
Provision for deferred tax		27,207	26,427	-	-
Other non-current liabilities		11,698	12,327	1,122	1,062
Provisions		12,917	12,917	12,917	12,917
		270,067	233,345	114,235	13,979
Total liabilities		**590,066**	**506,878**	**139,982**	**40,981**
Net assets		**1,563,694**	**1,960,055**	**1,364,729**	**1,760,862**
Share capital and reserves					
Share capital		666,775	1,040,007	666,775	1,040,007
Reserves		844,461	866,072	697,954	720,855
Total shareholders' equity		1,511,236	1,906,079	1,364,729	1,760,862
Minority interests		52,458	53,976	-	-
		1,563,694	**1,960,055**	**1,364,729**	**1,760,862**
Net tangible assets (Total shareholders' equity less goodwill)	iv	1,492,865	1,887,144	1,364,729	1,760,862

Explanatory Notes

i) During the quarter, following the shareholders' approval in an EGM dated 15 April 2004 and High Court of Singapore's approval on 23 April 2004 of the one-off Capital Distribution and Capital Reduction exercise to return S$0.18 per share to the shareholders, payment amounting to S$375.0 mil was made to the shareholders on 28 May 2004.

This has resulted in lower cash & cash equivalents and short-term market investments of S$89.9 mil, higher borrowings of S$368.8 mil and lower net tangible assets amounting to S$1,492.9 mil as at 30 June 2004.

ii) Receivables

Current receivables and non-current receivables totalled S$116.6 mil as at 30 June 2004 and was lower by S$25.6 mil as compared to S$142.2 mil as at 31 December 2003. The lower receivables resulted from the receipt on due date of an amount from a related company and better collection from trade debtors.

During the six months ended 30 June 2004, S$15.7 mil was reclassified from non-current receivables to current receivables as it falls due within the next twelve months.

iii) Property, plant and equipment

Property, plant and equipment decreased by S$22.5 mil from S$1,117.1 mil as at 31 December 2003 to S$1,094.6 mil as at 30 June 2004 due mainly to depreciation charges of S$26.9 mil, partly offset by capital expenditure of S$7.0 mil for the six months.

iv) Net tangible assets

The Group's net tangible assets of S$1,492.9 mil as at 30 June 2004 was S$394.2 mil lower than the balance of S$1,887.1 mil as at 31 December 2003 mainly as a result of:

(a) capital distribution of S$375.0 mil paid in May 2004

(b) net dividend of S$33.3 mil paid in May 2004

offset by:

(c) profits of S$15.2 mil for the 6 months ended 30 June 2004

1(b)(ii) Aggregate amount of group's borrowings and debt securities

(a) Amount repayable in one year or less, or on demand

As at 30 Jun 2004		As at 31 Dec 2003	
S$'000	S$'000	S$'000	S$'000
Secured	Unsecured	Secured	Unsecured
78,877	71,718	57,007	38,320

(b) Amount repayable after one year

As at 30 Jun 2004		As at 31 Dec 2003	
S$'000	S$'000	S$'000	S$'000
Secured	Unsecured	Secured	Unsecured
118,049	100,196	141,674	40,000

(c) Details of any collateral

At the end of the financial period/year, property, plant and equipment with total net book values as follows were mortgaged to banks to secure credit facilities for the Group's overseas subsidiaries:

	30 Jun 2004	31 Dec 2003
	S$'000	S$'000
Freehold and leasehold land and buildings mortgaged to banks	472,140	477,111

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

	Note	Group	
		Q2 2004	Q2 2003
		S$'000	S$'000
Cash flows from operating activities			
Profit before tax		15,683	40,770
Adjustments for :			
Exceptional gains		(352)	(40,632)
Exceptional losses		-	2,978
Depreciation and amortisation		13,865	15,265
Exchange difference		(304)	(1,185)
Interest income		(570)	(1,640)
Interest expense		2,258	2,054
Provision for retirement gratuity		46	155
Net loss on disposal of property, plant and equipment		-	13
Allowance for doubtful debts		1,479	851
Write-back of provision for doubtful debts		-	(1,499)
Share of results of associated companies		(10,894)	(10,651)
OPERATING PROFIT BEFORE WORKING CAPITAL CHANGES		21,211	6,479
Change in operating assets and liabilities, net of effects from disposal of subsidiary :			
Inventories		(361)	(87)
Receivables		3,814	(749)
Payables		(1,243)	6,688
Cash generated from operations		23,421	12,331
'erest received from an associated company		20,131	17,007
:ome tax paid		(7,739)	(1,848)
Long-term deposits refund		(405)	-
Payment pursuant to retirement gratuity scheme and employment contract		-	(2,978)
NET CASH INFLOW FROM OPERATING ACTIVITIES		35,408	24,512
Cash flows from investing activities			
Net cash outflow on disposal of subsidiary, net of cash disposed		-	(10,421)
Proceeds from sale/ (purchase) of short-term market investments		59,593	(23,009)
Subscription of convertible bonds issued by an associated company			(2,000)
Purchase of property, plant and equipment and other assets		(2,779)	(5,011)
Proceeds from a related company arising from disposal of subsidiary companies in Year 2002		11,947	-
Other dividend and interest received		502	773
Proceeds from sale of property, plant & equipment and other assets		-	473
Return of capital from an investee company		-	917
Payment of income support in respect of subsidiary disposed		-	(581)
NET CASH INFLOW/ (OUTFLOW) FROM/ (USED IN) INVESTING ACTIVITIES		69,263	(38,859)
Cash flows from financing activities			
Capital distribution paid to shareholders of the Company		(375,049)	-
Proceeds from issue of shares under share option plan		561	-
Dividends paid to shareholders of the Company		(33,338)	(32,448)
Interest paid		(1,762)	(3,073)
Proceeds from/ (repayment of) term borrowings		91,523	(14,583)
NET CASH OUTFLOW USED IN FINANCING ACTIVITIES		(318,065)	(50,104)
..et decrease in cash and cash equivalents held	ii	(213,394)	(64,451)
Cash and cash equivalents at the beginning of the financial period		271,855	109,798
Cash and cash equivalents at the end of the financial period	i	58,461	45,347

Explanatory Notes

i) For the purpose of the consolidated cash flow statement, the consolidated cash and cash equivalents at the end of the financial period comprised the following:

	Group	
	30 Jun 2004	30 Jun 2003
	S$'000	S$'000
Cash and cash equivalents	60,179	48,176
Less: Bank overdrafts*	(1,718)	(2,829)
Cash and cash equivalents per consolidated cash flow statement	58,461	45,347

* Bank overdrafts form part of the borrowings under current liabilities.

ii) Net cash inflow from operating activities was significantly higher by S$10.8 mil on the back of a stronger operational performance.

Net cash inflow from investing activities included proceeds from short-term market investments that matured in Q2 2004 and receipt on due date of an amount due from a related company.

The above cash inflows from operating and investing activities, together with the cash & cash equivalents and term borrowings, were utilised to fund the capital distribution of S$375.0 mil.

82-4507

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

Group

	Share capital	Share premium	Investment revaluation reserve	Exchange fluctuation and other reserves	Retained profits	Total
	S$'000	S$'000	S$'000	S$'000	S$'000	S$'000
As at 1 Apr 2004	1,041,264	105,152	230,278	(7,068)	543,831	1,913,457
Net currency translation adjustment	-	-	-	(3,879)	-	(3,879)
Net losses not recognised in income statement	-	-	-	(3,879)	-	(3,879)
Net profit after tax	-	-	-	-	9,484	9,484
Total recognised (losses)/gains for the financial period	-	-	-	(3,879)	9,484	5,605
Capital distribution	(375,049)	-			-	(375,049)
Issue of shares under share option plan	560	1	-	-	-	561
Transfer from retained profits to capital reserves	-	-	-	50	(50)	-
Dividend for 2003	-	-	-	-	(33,338)	(33,338)
As at 30 Jun 2004	666,775	105,153	230,278	(10,897)	519,927	1,511,236
At 1 Apr 2003	1,040,000	105,152	258,287	(24,618)	520,665	1,899,486
Net currency translation adjustment	-	-	-	18,108	-	18,108
Transfer to income statement on disposal of subsidiary	-	-	-	(12,850)	(3,886)	(16,736)
Net gains/ (losses) not recognised in income statement	-	-	-	5,258	(3,886)	1,372
Net profit after tax	-	-	-	-	34,540	34,540
Total recognised gains for the financial period	-	-	-	5,258	30,654	35,912
Dividend for 2002	-	-	-	-	(32,448)	(32,448)
As at 30 Jun 2003	1,040,000	105,152	258,287	(19,360)	518,671	1,902,950

Company

	Share capital	Share premium	Exchange fluctuation reserve	Retained profits	Total
	S$'000	S$'000	S$'000	S$'000	S$'000
As at 1 Apr 2004	1,041,264	105,152	35,239	592,119	1,773,774
Net currency translation adjustment	-	-	(9,638)	-	(9,638)
Net losses not recognised in income statement	-	-	(9,638)	-	(9,638)
Net profit after tax	-	-	-	8,419	8,419
Total recognised (losses)/gains for the financial period	-	-	(9,638)	8,419	(1,219)
Capital distribution	(375,049)	-	-	-	(375,049)
Issue of shares under share option plan	560	1	-	-	561
Dividend for 2003	-	-	-	(33,338)	(33,338)
As at 30 Jun 2004	666,775	105,153	25,601	567,200	1,364,729
As at 1 Apr 2003	1,040,000	105,152	23,946	568,925	1,738,023
Net currency translation adjustment	-	-	15,688	-	15,688
Transfer to income statement on disposal of subsidiary	-	-	(14,609)	-	(14,609)
Net gains not recognised in income statement	-	-	1,079	-	1,079
Net profit after tax	-	-	-	27,385	27,385
Total recognised gains for the financial period	-	-	1,079	27,385	28,464
Dividend for 2002	-	-	-	(32,448)	(32,448)
As at 30 Jun 2003	1,040,000	105,152	25,025	563,862	1,734,039

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

In conjunction with the Capital Distribution and Capital Reduction exercise carried out by the Company in 2004, the par value of each ordinary share has been reduced from S$0.50 to S$0.32.

During the financial period, the Company issued 1,079,848 ordinary shares of S$0.50 each (prior to Capital Reduction exercise) and 60,060 ordinary shares of S$0.32 each for cash upon the exercise of options granted under the Raffles Holdings Share Option Plan (the "Share Option Plan").

Share options
As at 30 June 2004, there were 36,701,032 (30 June 2003: 19,489,700) unissued ordinary shares of S$0.32 each (30 June 2003: S$0.50 each) of the Company under the aforesaid Share Option Plan.

Movements are as follows:

As at 1 April 2004	38,183,520
Cancelled during the financial period	(342,580)
Exercised during the financial period	(1,139,908)
As at 30 June 2004	36,701,032

Performance Shares
The Performance Share Plan contemplates the award of fully-paid shares to participants to achieve pre-determined targets that create and enhance economic values for shareholders of the Company (the "Conditional Awards"). No grant of Conditional Awards were made during the financial period. As at 30 June 2004, there were 2,700,000 (30 June 2003: 2,700,000) Conditional Awards outstanding. Performance shares are only released (the "Release") against the Conditional Awards at the end of the performance period and when the pre-determined targets are achieved. To date, no Release has been made as the three-year performance period of the first grant of Conditional Awards would end in 2004 and any Release would only be made in 2005. The amount provided in the income statement for Q2 2004 was S$0.1 mil (Q2 2003: S$0.1 mil).

The details of the Performance Share Plan can be found in the 2003 Annual Report.

2. Whether the figures have been audited, or reviewed and in accordance with which auditing standard or practice.

The figures have not been audited nor reviewed by the Group's auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting financial period compared with the financial statements as at 31 December 2003.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Not applicable.

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

		Group (Second Quarter)		Group (Year-To-Date)	
		Q2 2004	Q2 2003	30 Jun 2004	30 Jun 2003
(a)	Based on the weighted average number of ordinary shares on issue (cents)	0.46	1.66	0.73	1.67
(b)	On fully diluted basis (cents)	0.45	1.66	0.73	1.67

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the :-

(a) current financial period reported on; and
(b) immediately preceding financial year:

	Group		Company	
	30 Jun 2004	31 Dec 2003	30 Jun 2004	31 Dec 2003
Net asset value* per ordinary share (S$)	0.75	0.94	0.65	0.85

* Represents total assets minus total liabilities as defined in Chapter 1002 of the SGX Listing Manual.

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-
(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where
(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

The Group achieved robust growth in Q2 2004 as a result of the successful implementation of various initiatives to grow revenue, manage costs and accretively expand the hotel business. This positioned the Group well to benefit from the recovery in the global lodging industry which continued in Q2 2004.

For the quarter, turnover grew by a strong 44.0% over Q2 2003 with growth in most hotels and contributions from the new Swissotel Nankai Osaka contract. For the first 5 months of 2004, the Group achieved an overall Revenue Per Available Room (RevPAR) of S$145, a 20.6% increase over the same period in 2003. This compared well against the industry-wide RevPAR which was reported by Deloitte & Touche Hotel Benchmark Survey and Smith Travel Research to have increased across Europe (+6.7%), Asia (+36.1%) and the US (+8.4% for the Upper Upscale category) for the same period. For Q2 2004, Group RevPAR was up 33.7% to S$160.

On an operating basis, the Group achieved a more than 97-fold increase in profit attributable to shareholders (PATMI) of S$9.1 mil compared to Q2 2003. The significant improvement in the Group's underlying performance was due to the improved top-line as well as better profit margins. The operating efficiencies first implemented in the wake of SARs last year and further cost containment measures had yielded results. Contributions from Tincel Properties continued to provide the Group with stable earnings. On an overall basis, PATMI was lower due to a very large exceptional gain in Q2 2003 arising mainly from the divestment of Raffles Brown's Hotel.

During the quarter, the Group continued to further its asset-light growth strategy and secured a contract to manage the 235-room Swissotel Riverside Towers in Moscow. The contract, the Group's fifth in the past 15 months, will mark its maiden presence in the Eastern Europe lodging industry. The hotel is scheduled to open by May 2005.

On 28 May 2004, the Group completed its Capital Distribution exercise and returned a total of S$375.0 mil or S$0.18 per share to shareholders. This is part of the continuing efforts to actively manage the Group's balance sheet to enhance shareholders' value.

(i) Turnover

	Group (Second Quarter)				Group (Year-To-Date)			
	Q2 2004	Q2 2003	Incr / (Decr)		30 Jun 2004	30 Jun 2003	Incr / (Decr)	
	S$'mil	S$'mil	S$'mil	%	S$'mil.	S$'mil	S$'mil	%
Hotels & Resorts	134.3	93.2	41.1	44	261.6	187.4	74.2	40
Related Commercial Investment	0.3	0.3	-	-	0.6	0.7	(0.1)	(14)
Total Turnover	134.6	93.5	41.1	44	262.2	188.1	74.1	39

Performance (Q2 2004 versus Q2 2003)

The Group achieved an impressive growth in turnover of S$41.1 mil or 44.0% to S$134.6 mil. This was a result of the various sales and marketing initiatives implemented to drive top-line and recovery in the lodging industry. The Group's turnover, especially for the Singapore hotels, had recovered to pre-SARs level. The increase was also due to the consolidation of three months' turnover of Swissotel Nankai Osaka following its launch on 1 September 2003.

(ii) Profitability

	Group (Second Quarter)				Group (Year-To-Date)			
	Q2 2004	Q2 2003	Incr / (Decr)		30 Jun 2004	30 Jun 2003	Incr / (Decr)	
	S$'mil	S$'mil	S$'mil	%	S$'mil	S$'mil	S$'mil	%
Earnings before interest, tax, depreciation & amortisaton (EBITDA)								
Comprising:								
Hotels & Resorts (Note 1)	24.4	10.8	13.6	126	41.0	20.1	20.9	104
Related Commercial Investment (Note 2)	6.9	7.2	(0.3)	(4)	13.8	16.3	(2.5)	(15)
Unallocated (Note 3)	0.1	2.4	(2.3)	(96)	2.2	3.8	(1.6)	(42)
Operating EBITDA	**31.4**	**20.4**	**11.0**	**54**	**57.0**	**40.2**	**16.8**	**42**
Net exceptional gains	0.4	37.7	(37.3)	(99)	0.4	37.7	(37.3)	(99)
TOTAL	**31.8**	**58.1**	**(26.3)**	**(45)**	**57.4**	**77.9**	**(20.5)**	**(26)**
Profit after tax and minority interests attributable to shareholders (PATMI)								
Comprising:								
Operating PATMI	**9.1**	**0.1**	**9.0**	**9,719**	**14.8**	**0.4**	**14.4**	**4,214**
Net exceptional gains after tax	0.4	34.4	(34.0)	(99)	0.4	34.4	(34.0)	(99)
TOTAL	**9.5**	**34.5**	**(25.0)**	**(73)**	**15.2**	**34.8**	**(19.6)**	**(56)**

Notes:
(1) Hotels & Resorts includes the ownership, development and management of hotels & resorts as well as the apportionment of the Group's share of Tincel Properties' results arising from the hotel segment, which was principally the net lease payments from RC Hotels (Pte) Ltd to Tincel Properties.
(2) Related Commercial Investment relates to the apportionment of the Group's share of Tincel Properties' results arising from the retail and commercial segments. This was principally the net retail shops and commercial offices rental income from Raffles City Shopping Centre and Raffles City Tower.
(3) Unallocated relates mainly to interest income and exchange differences.

Performance (Q2 2004 versus Q2 2003)
EBITDA

On an operating basis, the Group achieved earnings before interest, tax, depreciation and amortisation (EBITDA) of S$31.4 mil, an increase of S$11.0 mil or 53.9% over Q2 2003. The main contributor to the higher EBITDA was the Hotels and Resorts segment, which improved substantially by 125.9% to S$24.4mil. This was the result of higher turnover which flowed through to better EBITDA with improved operating leverage from the rigorous cost containment measures implemented. EBITDA margin correspondingly improved by 6.6 percentage points.

The EBITDA contribution from the Related Commercial Investment segment was slightly lower at S$6.9 mil because of the absence of property tax rebate in 2004. Excluding the tax rebate, performance had in fact improved as a result of revenue growth and stringent cost containment initiatives.

Unallocated EBITDA was lower because of a S$1.1 mil reduction in interest income following the utilisation of cash for capital distribution and a provision made for interest income receivable from an investee company.

The exceptional gain before tax and minority interests in Q2 2004 of S$0.4 mil related to a write-back of provision due to a favourable claim settlement. This was much lower than the net exceptional gains of S$37.7 mil recorded in Q2 2003 arising mainly from the gain on divestment of Raffles Brown's Hotel.

Overall, EBITDA including exceptional gains declined as a result of a S$37.3 mil lower exceptional gain.

PATMI

On an operating basis, profit attributable to shareholders (PATMI) increased by more than 97-fold to S$9.1 mil. The increase was due to better operational performance from the Hotels & Resorts segment, partly offset by lower finance income and higher finance expense.

Overall, PATMI including exceptional gains was lower as a result of a S$34.0 mil lower exceptional gain.

(iii) **Review Of Operating Performance**

(a) **Hotels & Resorts segment**

The Hotels and Resorts segment includes the ownership, development and management of hotels & resorts as well as the apportionment of the Group's share of Tincel Properties' results arising from the hotel business, which was principally the net lease payments from RC Hotels (Pte) Ltd to Tincel Properties.

The Group has 28 operating hotels and resorts, of which 14 were wholly or majority owned. 12 hotels are located in Asia-Pacific, 5 in the Americas, and 11 in Europe and the Mediterranean.

In Q2 2004, the Group achieved an overall RevPAR of S$160, an impressive growth of 33.7% compared with Q2 2003. All regions achieved strong RevPAR growth, with significant improvement seen in the hotels in Asia Pacific. Group occupancy increased by 21.5 percentage points (ppts) and was driven by strong improvement in all regions, especially in the hotels in Singapore. Compared to the industry, the Group fared better in the first five months of the year in RevPAR terms in Singapore, Asia Pacific and Europe.

On a Group wide basis, RevPAR improvement was driven by increased business in all market segments, with the most significant growth in the leisure group, followed by the corporate group segment.

The Group successfully implemented several initiatives in the area of e-commerce, which resulted in a strong growth of 60.0% in business booked through its proprietary websites.

The Group's hotels and resorts are managed under two brands, namely

- Raffles Hotels and Resorts comprising 7 hotels & resorts.
- Swissotel Hotels and Resorts comprising 21 hotels & resorts.

Raffles Hotels & Resorts

Raffles Hotels & Resorts (www.raffles.com) is a collection of 12 luxury hotels located in major cities to serve affluent travellers and upper scale corporate travellers. The hotels distinguish themselves by the highest standards of products and services and are landmarks positioned at the top in their respective cities.

ffles Hotels & Resorts' portfolio comprised 7 operating hotels and resorts, of which 6 were wholly or majority owned. Four Raffles brand hotels are located in Asia-acific, 1 in the United States, and 2 in Europe. Two resorts located in the Caribbean and Phuket are under development. Raffles Resort Canouan Island is scheduled for opening in 2004 while Raffles Resort Phuket is a new build targeted for completion in 2006.

In Q2 2004, the Group increased Raffles brand building efforts through worldwide brand advertising campaigns, featuring Raffles Hotel, Raffles L'Ermitage and Raffles Resort Canouan Island.

Le Montreux Palace in Switzerland was renamed Raffles Le Montreux Palace as of 1 May 2004, positioning the hotel well to tap into and benefit from cross-selling initiatives with other Raffles brand hotels.

In Q2 2004, several Raffles Hotels & Resorts received prestigious awards. Raffles Hotel was awarded "Best Hotel 2004" by Quorum Magazine (Florida) and "The World Best Hotel Dining Rooms" by Gourmet Magazine (USA). Both Raffles Hotel and Raffles Le Montreux Palace received the award "Readers' Favourites" by Departures Magazine. Raffles Grand Hotel d'Angkor received the award "Top 10 Hotels in South East Asia 2004" by Inside Track, Independent Newspaper (UK).

Performance (Q2 2004 versus Q2 2003)

In Q2 2004, Raffles Hotels & Resorts achieved an overall RevPAR of S$166, an increase of 43.8% compared with Q2 2003. This increase was attributable to occupancy growth in all regions except the United States. Growth was achieved in all market segments with the strongest growth from the leisure group segment, followed by the corporate individual segment.

In Singapore, with the return of visitor arrivals and recovery of the global economy, Raffles Hotel and Raffles The Plaza performed well with an increase in combined RevPAR of 172.6%. Raffles Hotel enjoyed strong demand from Europe and Australia. Raffles The Plaza achieved occupancy increase from the corporate and leisure group segments.

In Cambodia, both Raffles Grand Hotel d'Angkor and Raffles Hotel Le Royal performed well with an increase in combined RevPAR of 7.7%, attributable to an increase in both average room rates and occupancy. For the fourth consecutive year, Conde Nast Traveller's Gold list ranked Raffles Grand Hotel d'Angkor as the best hotel in Cambodia and among 700 best places to stay in the world.

Cambodia, there was an industry-wide strike in April 2004 affecting seven international hotels, including Raffles Hotel Le Royal in Phnom Penh and Raffles Grand Hotel d'Angkor in Siem Reap. Staff members of the two Raffles hotels participated in the strike. As the management of both Raffles hotels and the unions were in the process of arbitration and conciliation when the staff members staged the strikes, the Cambodian court ruled that the strikes were illegal. Besides a brief disruption in Raffles Grand Hotel d'Angkor during the strike, operations at both hotels were unaffected and guests' comfort and safety were not compromised. The disputes have since been referred to the Municipal Court where the case is presently being heard.

In Europe, both Raffles Hotel Vier Jahreszeiten and Raffles Le Montreux Palace achieved a combined RevPAR improvement of 9.3%, mainly driven by an increase in average room rates. While Raffles Hotel Vier Jahreszeiten experienced a softening of demand in the leisure individual segment, Raffles Le Montreux Palace continued to achieve strong average room rates in the conference business.

In the United States, Raffles L'Ermitage achieved an increase in average room rates mainly from the corporate group segment. However, occupancy was slightly lower resulting in a small decline in RevPAR.

82-4507

Swissotel Hotels & Resorts

Swissotel Hotels & Resorts (www.swissotel.com) is a distinctive group of deluxe hotels that combines individual style, design, and local character with renowned standards of Swiss hospitality, service, and product quality. Swissotel caters to a discerning business and leisure clientele that appreciates a personalised and rewarding hospitality experience.

Swissotel Hotels & Resorts' portfolio comprised 21 operating hotels, of which 5 were wholly or majority owned and 3 were leased properties. Eight of Swissotel brand hotels are located in Asia-Pacific, 4 in the Americas and 9 in Europe and the Mediterranean.

In Q2 2004, several new initiatives were implemented in Swissotel Hotels & Resorts. These included *American Express Summer Promotion, Swiss Travel Club Triple Miles Promotion* and *Asia Miles Promotion*. To tap on corporate business, the *Swissotel Business Executive Club Worldwide Promotion* launched in March 2004 was further extended to American Express Corporate cardmembers in Swissotel Asia Pacific hotels till end September 2004.

In April 2004, Swissotel Hotels & Resorts re-launched its guest recognition programme, Club Swiss Gold, to further strengthen brand loyalty. The introduction of two new membership categories, Classic and Elite, with 2 sets of exclusive benefits is aimed at providing value to loyal customers.

In the area of Human Resources, "*The Swissôtel Way*", a new employee induction programme, was launched globally to drive a strong customer service culture. Developed jointly with eCornell (an online learning company established by Cornell University in New York), the Swissôtel eUniversity provides managers ready access to the best of the university's knowledge and proven professional skills development programmes.

In Q2 2004, several Swissotel Hotels received noteworthy awards. Swissotel Beijing received the award "Capital Zi Jin Cup 2004" by Beijing Tourism Administration and Beijing Personnel Bureau. Nai Lert Park Bangkok was awarded "The Best Thai Energy Efficient Building 2004" in the Retrofitted Building 2004 category, and the Ma Maison French Restaurant was voted "Thailand's Best Restaurants 2004" by Thailand Tatler readers. Swissotel The Stamford received the " People Developer Standard" award from SPRING Singapore (Standards, Productivity and Innovation Board).

Performance (Q2 2004 versus Q2 2003)

In Q2 2004, Swissotel Hotels & Resorts achieved an overall RevPAR of S$159, an increase of 31.5%. This increase was attributable to occupancy growth in all regions, with significant contribution from the hotels in Asia Pacific. The increase in business was driven by impressive growth in all market segments, in particular from the leisure group segment, followed by the corporate group and the leisure individual segments.

In Singapore, both Swissotel The Stamford and Swissotel Merchant Court Singapore performed well, with an increase in combined RevPAR of 140.0%, on a 43.1 ppts increase in occupancy. While Swissotel The Stamford achieved a strong pick up in business from the leisure and corporate segments, Swissotel Merchant Court Singapore experienced volume growth in long haul travel and short lead corporate business.

In China, the hotels achieved excellent growth in combined RevPAR of 196.5% having recovered from the effects of SARs. According to the China National Tourist Office, visitor arrivals into China improved by 22.1% in the five months to May 2004. Both Swissotel Beijing and Swissotel Dalian achieved excellent occupancy growth of 52.0 ppts and 45.4 ppts respectively, in particular from a strong pick up in corporate and leisure business.

In Australia, Swissotel Sydney continued to perform well with a RevPAR growth of 29.5%, driven by increase in both average rates and occupancy. The hotel saw a significant pick up in business from the leisure group segment, boosted by a 14.0% increase in visitor arrivals into Australia for year-to-date May 2004.

In Thailand, Merchant Court Bangkok achieved a remarkable RevPAR growth of 138.5%, driven by improved occupancy from the corporate individual and meetings group. Slow pick up in bookings at Nai Lert Park Bangkok was a result of the present renovation and upgrading works.

In Japan, Swissotel Nankai Osaka celebrated its grand opening on 27 April 2004 after an eight-month extensive refurbishment programme. Bolstered by the completion of the renovation of Swiss Executive Club rooms and aggressive upselling efforts, the hotel was able to achieve higher average room rates and occupancy particularly from the leisure individual segments. The hotel also performed better than the industry just 9 months after Swissotel took over its management.

In London, Swissotel The Howard, London outperformed the industry with an impressive RevPAR growth of 18.4%, driven by increase in both average room rates and occupancy. Strong demand in room nights came mainly from the corporate group segment. Coupled with successful yield management and distribution channel strategies, the hotel was able to benefit from e-commerce bookings during weekends while achieving high yields during the weekdays.

In Germany, the hotels achieved an increase in combined RevPAR of 19.6%, driven mainly by an increase in average room rates. Swissotel Dusseldorf performed extremely well with a 64.7% RevPAR growth, largely due to business from Drupa fair in May 2004. Swissotel Berlin was able to achieve a RevPAR growth of 1.9% attributable to improved average room rates. With a softening demand in the leisure group and corporate group segments, the hotel saw a slight decline in occupancy by 1.1 ppts.

In Switzerland, the hotels achieved a combined RevPAR growth of 5.5% attributable to growth in occupancy of 8.8 ppts. Swissotel Metropole Geneva performed well with a double-digit RevPAR growth of 17.9%, a result of an increase in business from the leisure individual segment. The hotel also received good response to its newly opened restaurant "Le Bistropôle" in May 2004. Swissotel Le Plaza Basel achieved occupancy growth of 7.1 ppts arising from increased demand in the corporate group segment and from major exhibition and convention events. Swissotel Zurich experienced occupancy growth of 11.7 ppts which partly compensated for a decline in average room rates in a very price-competitive market. This improved demand in room nights came mainly from the corporate group and airline segments.

In The Netherlands, Swissotel Amsterdam achieved RevPAR growth of 11.0% driven by both an increase in average room rates and occupancy. Despite a price-competitive market, the hotel was able to improve occupancy mainly from leisure group and corporate group segments.

In the Mediterranean, both Swissotel Istanbul and Swissotel Gocek performed exceptionally well with combined RevPAR growth of 58.6%. Swissotel Istanbul achieved a 60.0% increase in RevPAR attributable to a recovery in business affected by the Iraqi war in Q2 2003 and an increase in average room rates and occupancy arising from government conventions. Swissotel Gocek continued to enjoy high demand from the local market, achieving a 26.5% increase in RevPAR mainly driven by leisure individual and incentive group segments. In June 2004, Swissotel Gocek opened its new Sundowner restaurant – a restaurant that offers themed buffets during the weekends.

In the United States, the hotels performed well with an increase in combined RevPAR of 6.5%, driven by growth in both average room rates and occupancy arising from the overall recovery of the economy and effects of the Iraqi war in Q2 2003. Swissotel New York achieved significant RevPAR growth arising from higher room rates in all market segments. Although Swissotel Chicago saw an increase in room nights from the corporate group and leisure individual demand, shortfall in the meeting segment resulted in a decline in the hotel's RevPAR.

In South America, the hotels benefited from the recovery in economic conditions and registered excellent performance with an increase in combined RevPAR of 26.2%. Both Swissotel Lima and Swissotel Quito achieved occupancy growth of 10.4 ppts and 14.0 ppts respectively, with increased demand seen particularly from the corporate group segment. Swissotel Quito also benefited from the Miss Universe contest held in May 2004.

(b) Related Commercial Investment segment

Related Commercial Investment segment relates to the apportionment of the Group's share of Tincel Properties' results arising from the retail and office business. This is principally the net rental income from Raffles City Shopping Centre that has a net leaseable retail space of about 27,561 square metres and the net rental income from Raffles City Tower, that has a net leaseable office space of around 35,261 square metres.

Performance (Q2 2004 versus Q2 2003)

Tincel Properties contributed strongly to cashflow, and remained a key income contributor to the Group. The continued strong performance was due to revenue growth and stringent cost containment initiatives which made up for the discontinuation of the property tax rebate received in Q2 2003.

Raffles City Shopping Centre ("RCSC")

RCSC's strategy to maintain premium positioning with a fashion, lifestyle and arts focus continued to drive near full occupancy for the complex. In Q2 2004, RCSC secured new and renewed leases at competitive rates, striking an appropriate balance between tenant retention and tenancy renewal to further enhance its desired tenancy mix. Shopper traffic recorded a healthy growth of 6.7% and rebounded to pre-SARs level, averaging 2.2 mil per month.

In Q2 2004, RCSC's asset enhancement initiatives resulted in the creation of an additional 5,500 square feet of rentable retail and F&B space which were leased to the LifeShop and Haagen Dazs. The LifeShop featuring fashionable home furnishings set in an interactive and themed environment soft launched its flagship store in end June 2004 while Haagen Dazs will make its debut in Aug 2004.

In conjunction with the Singapore Arts Festival 2004, RCSC hosted the successful Urban Dream Capsule ("UDC"), a window theatre performance where four performers lived in a window showcase for two weeks in June 2004. The performance captivated Singaporeans as well as tourists alike with a reported attendance of 150,000 and 600,000 internet hits on the UDC website.

Raffles City Tower ("RCT")

Through innovative and competitive lease packaging, RCT achieved an average occupancy of 94% in Q2 2004. This was a further improvement from the average 90.5% achieved in Q2 2003 and well above the current island-wide occupancy rate of 82%.

9. [W]here a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

In its Q1 2004 results announcement, it was stated that:

"The Group expects underlying profits from operations in Q2 2004 to be better than Q2 2003. However, overall level of profits for Q2 2004 is expected to be lower than Q2 2003 which had a large exceptional gain."

The current announced results are in line with the prospect statement disclosed to the shareholders in the last announcement.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months

According to the Economist Intelligence Unit, world GDP growth is expected to accelerate to 4.9% in 2004. This is expected to flow through in demand for international travel and the lodging industry. The World Travel and Tourism Council has forecast world wide travel and tourism demand growing by 6% in 2004. For Asia and Europe, Deloitte & Touche Hotel Benchmark expects to see positive growth in RevPAR. PricewaterhouseCoopers expects the US market to see growth in both occupancy and room rates as business travel rises.

In Q3 2004, the Group plans to roll out various marketing initiatives to further tap the recovery in the industry. For Raffles Hotels & Resorts, these initiatives include an exclusive guest recognition and loyalty programme and *"Raffles Around The World"*, featuring extraordinary lifestyle packages at every award winning landmark Raffles hotels and resorts across the globe. Swissotel Hotels & Resorts will be launching new programmes to tap the meetings segment as well as to increase regional sales programmes particularly in Europe with the group's airlines partners. In addition, the group has lined up a series of agent and press familiarisation programmes aimed at increasing the awareness of the group's portfolio.

The Group will continue to pursue its asset-light accretive growth strategy by expanding its network of hotels and resorts in key gateway cities and resort destinations worldwide through an appropriate mix of management contracts, leases and equity.

[F]or the Related Commercial Investment business, RCSC will continue to focus on efforts to cement its premium positioning as well as enhancing its asset by converting non-revenue generating space into productive retail space. Rental revenue from RCT is expected to remain stable for the rest of the year as most major leases are committed for the next 3 years with no significant renewals in 2004.

Financial Outlook

The Group expects Q3 2004 and the whole of 2004 to be profitable. Profitability for the whole of 2004 will be underpinned by strong performance of both the Hotels & Resorts and Related Commercial Investment segments. However, the overall level of profitability is expected to be lower than that of 2003 which included a very significant exceptional divestment gain. For 2004, the Group does not currently expect any significant exceptional gains and will incur higher interest expenses as it gears up to meet funding requirements.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? No

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? No

(c) Date payable

NA

(d) Books closure date

NA

12. If no dividend has been declared / recommended, a statement to that effect

NA

13. Interested persons transactions disclosure pursuant to Shareholders' Mandate*

Interested Party	Aggregate value of all interested person transactions during the financial quarter under review (excluding transactions less than S$100,000 and transactions conducted under Shareholders' Mandate*)	Aggregate value of all interested person transactions conducted under Shareholders' Mandate* (excluding transactions less than S$100,000)
	S$'000	S$'000
CapitaLand Limited Group	-	433
Singapore Technologies Pte Ltd Group	-	-
Temasek Holdings (Private) Limited Group	-	6,205
Total	-	**6,638**

* As renewed at Annual General Meeting on 15 April 2004.

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Emily Chin
Company Secretary
27 July 2004

82-4507

Raffles HOLDINGS

A Member of CapitaLand

Press Release on Financial Statements for the three months ended 30 June 2004

RAFFLES HOLDINGS ACHIEVED IMPRESSIVE 97-FOLD JUMP IN OPERATING NET PROFIT IN Q2 2004

FINANCIAL HIGHLIGHTS

(S$ million)	Second Quarter 2004 (Q2 2004)	Second Quarter 2003 (Q2 2003)	Growth %	First Half 2004 (1H 2004)	First Half 2003 (1H 2003)
Turnover	134.6	93.5	44 ↑	262.2	188.1
Operating earnings before interest, taxes, depreciation and amortisation (Operating EBITDA)	31.4	20.4	54 ↑	57.0	40.2
Operating profit before tax (Operating PBT)	15.3	3.1	392 ↑	25.0	7.7
Profit attributable to shareholders (PATMI)					
- Operating PATMI	9.1	0.1	9719 ↑	14.8	0.4
- PATMI including exceptional item	9.5	34.5	73 ↓	15.2	34.8

- **OPERATING PATMI SURGED MORE THAN 97-FOLD ON 44% INCREASE IN TURNOVER FOR Q2 2004**
  - EBITDA from the Hotels & Resorts segment more than doubled. Initiatives to drive topline and manage costs and efficiencies have yielded results.
  - Both RevPAR and EBITDA margins improved.

82-4507

- Asset light growth strategy has continued to pay off with positive contributions from new contracts, such as Swissôtel Nankai Osaka.

- **Overall, PATMI including exceptional gains, was lower because of a very large exceptional gain in Q2 2003 arising mainly from the divestment of Raffles Brown's Hotel.**

- **STRONG Q2 2004 PERFORMANCE A RESULT OF SUCCESSFUL IMPLEMENTATION OF VARIOUS STRATEGIES**
  - "The Group's asset-light growth strategy has been successful. We are pleased that we have secured 5 contracts over the past 15 months, including the Swissôtel Riverside Tower, Moscow which is the Group's maiden presence in Eastern Europe.
  - This together with the initiatives to grow revenue and contain costs have resulted in better operating results.
  - Going forward, the Group will continue to pursue and develop these strategies."

Jennie Chua, President & CEO, Raffles Holdings Limited

- **THE CAPITAL DISTRIBUTION HAS ENHANCED SHAREHOLDERS' VALUE AND THE GROUP IS EXPECTED TO CONTINUE TO BENEFIT FROM THE RECOVERY IN THE GLOBAL LODGING INDUSTRY**
  - "The Group has completed its Capital Distribution exercise and returned S$375 mil to shareholders. This is part of the continuing efforts to enhance shareholders' value.
  - "With the various initiatives implemented in the past 15 months, the Group is well poised to benefit from the recovery in the global lodging industry."

Cheng Wai Keung, Chairman, Raffles Holdings Limited

****

82-4507

About Raffles Holdings Limited (Ticker: Bloomberg – RHL SP EQUITY, Reuters – RHLT.SI)

Raffles Holdings Limited is a hospitality company listed on the Singapore Exchange Securities Trading Limited. It is headquartered in Singapore and has an approximate 12,000-room portfolio comprising hotels and resorts in 32 major destinations across Asia, Australia, Europe, North America and South America.

Raffles International Limited is the hotel management arm of Raffles Holdings Limited. Formed in 1989, Raffles International Limited is a name well respected in the industry for its standards of quality, award-winning concepts and innovative approach towards hotel management. Raffles International markets its hotels and resorts under two brands – Raffles Hotels & Resorts and Swissôtel Hotels & Resorts.

Raffles Hotels & Resorts is a collection of 12 luxury hotels located in major cities around the globe and distinguishes itself by the highest standards of products and services. Each hotel is a landmark in its respective city and most are positioned at the top of their local markets. The collection of award-winning hotels includes Raffles Hotel and Raffles The Plaza in Singapore, Raffles L'Ermitage Beverly Hills in the US, Raffles Hotel Vier Jahreszeiten, Hamburg, and Raffles Le Montreux Palace, Montreux.

Swissôtel Hotels & Resorts is a distinctive group of deluxe hotels for today's discerning modern business and leisure traveller. It combines individual, modern and functional design with local character and renowned standards of Swiss hospitality, service efficiency and product quality. Located in gateway destinations and city centres, the hotels offer convenient access to business and shopping districts and local attractions. Many of the hotels have also won awards and accolades including Swissôtel Merchant Court Singapore, Swissôtel The Bosphorus Istanbul, Swissôtel The Drake New York and Swissôtel Berlin Am Kurfurstendamm. Swissôtel Hotel & Resorts has a portfolio of 25 hotels worldwide.

Raffles Holdings is a subsidiary of CapitaLand Limited, which is listed on the Singapore Exchange Securities Trading Limited.

About CapitaLand Limited

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multi-national company's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe.

CapitaLand's hospitality businesses, in hotels and serviced residences, span more than 60 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand Limited include The Ascott Group, Australand Property Group (which is listed both in Singapore and Australia) and CapitaMall Trust.

For more information, please contact:

Lim Li Chuen (Ms)
Director, Investor Relations

Raffles Holdings Limited
(Regn. No.: 199506093G)
Tel: (65) 6430 1357
Fax: (65) 6339 2912
E-mail: lim.lichuen@raffles.com

Or visit our website at www.rafflesholdings.com

82-4507

Appendix A

HOTEL PORTFOLIO

Raffles Hotels & Resorts – 2,647 Rooms and Suites

Raffles Hotel, Singapore	103
Raffles The Plaza, Singapore	783
Raffles Grand Hotel d'Angkor, Siem Reap, Cambodia	131
Raffles Hotel Le Royal, Phnom Penh, Cambodia	210
Raffles L'Ermitage Beverly Hills, California, USA	124
Raffles Hotel Vier Jahreszeiten, Hamburg, Germany	156
Raffles Le Montreux Palace, Montreux, Switzerland	235
Raffles Resort Canouan Island, The Grenadines (target opening 2004)	156
Raffles Resort Phuket, Thailand (target opening 2006)	79
Raffles Resort Bali at Jimbaran, Indonesia*	210
Raffles Resort Bintan, Indonesia*	300
Raffles Resort Mallorca at Colinas d'Es Trenc, Spain*	160

Swissôtel – 9,596 Rooms and Suites

Swissôtel The Stamford, Singapore	1,263
Swissôtel Merchant Court , Singapore	476
Swissôtel Beijing, China	475
Swissôtel Dalian, China	423
Swissôtel Nankai Osaka, Japan (leased)	547
Swissôtel Sydney on Market Street, Australia	361
Merchant Court at Le Concorde, Bangkok, Thailand	410
Nai Lert Park, Bangkok, Thailand	338
Swissôtel Berlin, Germany (leased)	316
Swissôtel Dusseldorf, Germany	246
Swissôtel The Howard, London, UK	189
Swissôtel Le Plaza Basel, Switzerland	238
Swissôtel Metropole, Geneva, Switzerland	128
Swissôtel Zurich, Switzerland	347
Swissôtel Amsterdam, The Netherlands (leased)	109
Swissôtel Gocek, Marina & Spa Resort, Turkey	557
Swissôtel The Bosphorus, Istanbul, Turkey	567
Swissôtel Chicago, USA	632
Swissôtel The Drake, New York, USA	495
Swissôtel Lima, Peru	244
Swissôtel Quito, Ecuador	250
Celik Palas Bursa, Turkey**	156
Swissôtel The Celik Palas Bursa, Turkey (target opening 2007)**	241
Swissôtel The Grand Hotel Efes, Izmir, Turkey (target opening 2007)	353
Swissôtel Riverside Towers, Moscow (target opening May 2005)	235

* being developed by owners

** Swissôtel The Celik Palas Bursa is at present under development. During this development period, Raffles International is managing the existing Celik Palas Bursa.

82-4507

MASNET No. 33 OF 29.07.2004
Announcement No. 33

CAPITALAND LIMITED

DATE OF RELEASE OF 2004 2ND QUARTER AND HALF-YEAR FINANCIAL RESULTS

CapitaLand Limited ("CapitaLand") wishes to announce that it will release its financial results for the 2nd quarter and half-year ended 30 June 2004 on Thursday, 5 August 2004.

CapitaLand will be holding a presentation for analysts and the media on its financial results at 5.30 pm on the same day. A live webcast of the presentation will be available for viewing at www.capitaland.com.

Submitted by Harold Woo, Head, Investor Relations on 29/07/2004 to the SGX

82-4507

MASNET No. 8 OF 29.07.2004
Announcement No. 8

CAPITALAND LIMITED

CAPITALAND PLANS TO LAUNCH VARSITY PARK CONDOMINIUM

The attached news release issued by CapitaLand Limited on the above matter is for information.

News release - Varsity Park.pd

Submitted by Harold Woo, Head, Investor Relations on 29/07/2004 to the SGX

82-4507

CapitaLand

For Immediate Release
29 July 2004

CapitaLand plans to launch Varsity Park Condominium

Singapore, 29 July 2004 – CapitaLand plans to launch the 530-unit Varsity Park Condominium [雯雅园] in the next two months. The 99-year leasehold condominium along West Coast Road is conveniently located within the research and technology hubs and the tertiary institution belt. National University of Singapore and West Coast Park are within close proximity to the condominium.

Ms Patricia Chia, Deputy CEO of CapitaLand Residential Singapore, said, "Varsity Park Condominium will provide additional choice to homebuyers looking for well-located and reasonably priced homes. The homebuyers will enjoy the lush greenery within the sprawling estate of about 567,000 square feet of land and full recreational facilities of a condominium. Varsity Park's apartments have spacious living areas. A typical three-bedroom unit is about 1,300 square feet in size, excluding balconies and terraces."

Slated for launch this year are also the Jellicoe and Trademart sites, and Tanglin Residences. For the 99-year leasehold site at Jellicoe Road, a 43-storey condominium will be built with approximately 600 homes, including 16 conserved shophouses. The site is near the proposed education, cultural and artistic hub of Singapore, comprising Nanyang Academy of Fine Arts and other arts and education groups.

82-4507

The freehold Trademart site at Martin Road will be transformed into three residential blocks with a maximum height of 43 storeys. The development, a joint venture project with Hwa Hong Corporation, will have an estimated 600 homes. As for Tanglin Residences, it is a 43-unit, freehold boutique development in the exclusive Nassim area. CapitaLand intends to launch between 800 to 1,000 homes in Singapore this year.

About CapitaLand Group

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in key cities in Asia, Australia, Europe and the Americas.

The company's property and hospitality portfolio spans more than 70 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

Issued by: **CapitaLand Limited**
Date: **29 July 2004**

For more information, please contact:

Media Contact
Nicole Neo
Communications
DID : (65) 68233218
Nicole.neo@capitaland.com.sg

Analyst Contact
Harold Woo
Investor Relations
DID : (65) 68233210
Harold.woo@capitaland.com.sg

MASNET No. 61 OF 29.07.2004
Announcement No. 64

82-4507

CAPITALAND LIMITED

ANNOUNCEMENTS BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED - "(1) UNAUDITED RESULTS FOR THE PERIOD ENDED 30 JUNE 2004 AND (2) UNAUDITED RESULTS FOR THE PERIOD ENDED 30 JUNE 2004 - MEDIA & ANAYLSTS BRIEFING AND THE ASCOTT GROUP PORTFOLIO"

CapitaLand Limited's subsidiary, The Ascott Group Limited ("Ascott"), has today issued announcements on the above matters.

For details, please refer to the announcements posted by Ascott on the SGX website www.sgx.com.sg.

Submitted by Harold Woo, Head, Investor Relations on 29/07/2004 to the SGX

82-4507

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
UNAUDITED RESULTS FOR THE PERIOD ENDED 30 JUNE 2004

TABLE OF CONTENTS

82-4507

1(a)(i) INCOME STATEMENT

	Note	GROUP 3 months ended 30 June 2004 $'000	GROUP 3 months ended 30 June 2003 $'000	% +/-	GROUP 6 months ended 30 June 2004 $'000	GROUP 6 months ended 30 June 2003 $'000	% +/-
Revenue		54,939	45,807	20%	105,422	101,167	4%
Cost of sales		(38,669)	(31,157)	24%	(73,671)	(66,231)	11%
Gross profit	A.1	16,270	14,650	11%	31,751	34,936	-9%
Other operating income		1,235	1,855	-33%	2,542	3,250	-22%
Administrative expenses		(6,918)	(6,990)	-1%	(12,955)	(13,171)	-2%
Other operating expenses		(39)	(47)	-17%	(119)	(152)	-22%
Profit from operations		10,548	9,468	11%	21,219	24,863	-15%
Share of profits of							
- Associates	A.2	1,497	301	397%	2,069	464	346%
- Jointly controlled entities	A.2	7,423	5,369	38%	10,174	4,635	120%
Profit from disposal of							
-Discontinued operations	A.3	-	-	n.m.	-	2,186	-100%
-Long term investments	A.4	4,814	-	n.m.	4,814	-	n.m.
Foreign exchange gain/(loss)		136	918	-85%	765	(845)	191%
Interest income		1,819	1,623	12%	3,608	3,169	14%
Finance costs	A.5	(6,727)	(5,841)	15%	(13,028)	(10,514)	24%
Profit from ordinary activities before taxation		19,510	11,838	65%	29,621	23,958	24%
Taxation	A.6	(5,134)	(3,249)	58%	(8,786)	(6,524)	35%
Profit from ordinary activities after taxation		14,376	8,589	67%	20,835	17,434	20%
Minority interests		(1,567)	(1,331)	18%	(3,247)	(2,968)	9%
Net profit attributable to shareholders		12,809	7,258	76%	17,588	14,466	22%

Note :
In prior years, the Group's leasehold land and buildings in China, Indonesia and Vietnam were accounted for as property, plant and equipment and depreciated over the respective lease periods. With effect from FY2003, these leasehold land and buildings are accounted for as investment properties. This change in accounting policy is to better reflect the economic substance of the Group's investment in these properties.

The change had been accounted for retrospectively in the FY2003 financial statements. Accordingly, the comparative 2003 figures have been restated to take into account the retrospective reversal of depreciation charged on these leasehold land and buildings.

1(a)(ii) Explanatory Notes to Income Statement

A.1 Revenue, Cost of Sales and Gross Profit

Please refer to section 8 for revenue and profit analysis.

A.2 Share of Associates and Jointly Controlled Entities Results

	ASSOCIATES 3 months ended 30 June 2004 $'000	ASSOCIATES 3 months ended 30 June 2003 $'000	% +/-	ASSOCIATES 6 months ended 30 June 2004 $'000	ASSOCIATES 6 months ended 30 June 2003 $'000	% +/-
Revenue	4,771	2,806	70%	7,732	5,618	38%
Profit from operations	1,692	1,235	37%	3,126	2,433	28%
Profit from disposal of assets	616	-	n.m.	616	-	n.m.
Depreciation and amortisation	(416)	(505)	-18%	(843)	(1,005)	-16%
Foreign exchange gain/(loss)	5	(7)	171%	(11)	(2)	-450%
Interest income	8	-	n.m.	8	-	n.m.
Finance costs	(408)	(422)	-3%	(827)	(962)	-14%
Profit from ordinary activities before taxation	1,497	301	397%	2,069	464	346%

The Group's share of profit before tax of associates for 2Q 2004 and 1H 2004 were higher than last year due to stronger operating performance in China and inclusion of $0.6 million gain on sale of penthouse units in The Ascott Kuala Lumpur.

82-4507

A.2 Share of Associates and Jointly Controlled Entities Results (cont'd)

	JOINTLY CONTROLLED ENTITIES 3 months ended			JOINTLY CONTROLLED ENTITIES 6 months ended		
	30 June 2004 $'000	30 June 2003 $'000	% +/-	30 June 2004 $'000	30 June 2003 $'000	% +/-
Revenue	37,068	32,122	15%	67,135	45,652	47%
Profit from operations	14,865	11,177	33%	24,355	15,952	53%
Profit from disposal of assets	564	3,810	-85%	564	3,810	-85%
Depreciation and amortisation	(1,857)	(3,307)	-44%	(2,574)	(4,481)	-43%
Foreign exchange gain/(loss)	14	20	-30%	34	27	26%
Interest income	65	-	n.m.	65	-	n.m.
Finance costs	(6,228)	(6,331)	-2%	(12,270)	(10,673)	15%
Profit from ordinary activities before taxation	7,423	5,369	38%	10,174	4,635	120%

The Group's share of profit before taxation of jointly controlled entities in 1H 2003 included share of Citadines' results for four months. The acquisition of 50% interest in Citadines was completed on 28 Feb 2003.

Profit from sale of properties included in the Group's share of results of jointly controlled entities were:
- 2Q 2004 : $0.6 million from sale of Sky Villa residential units in Thailand
- 2Q 2003 : $3.8 million from sale of Kallista residences in Thailand

A.3 Profit from disposal of discontinued operations

This related to the gain arising from the disposal of the fixed assets in Scotts Picnic Food Court in Kuala Lumpur in March 2003.

A.4 Profit from disposal of long term investments

2Q 2004 included $4.8 million gain arising from the disposal of the Group's equity interest in IP Thai Property Fund.

82-4507

A.5 Finance costs

Finance costs for 1H 2004 increased by 24% to $13.0 million due to acquisition financing costs for Citadines. There was only four months' charge in 1H 2003 as compared to the full six months for 1H 2004.

A.6 Taxation

The Group's tax charge in 1H 2004 included share of Citadines' tax charge of $1.4 million pertaining to 2003.

A.7 Profit before taxation includes the following significant items:

	GROUP 3 months ended 30 June 2004 $'000	GROUP 3 months ended 30 June 2003 $'000	% +/-	GROUP 6 months ended 30 June 2004 $'000	GROUP 6 months ended 30 June 2003 $'000	% +/-
Depreciation and amortisation	(2,265)	(2,652)	-15%	(4,632)	(5,169)	-10%
Staff costs	(12,739)	(12,200)	4%	(24,812)	(23,901)	4%
Profit on the sale of residential properties	772	10	n.m.	772	1,530	-50%

82-4507

1(b)(i) BALANCE SHEET

	GROUP		COMPANY	
	30/06/2004	31/12/2003	30/06/2004	31/12/2003
	$'000	$'000	$'000	$'000
Non-Current Assets				
Property, plant and equipment	59,171	60,124	2,131	2,502
Investment properties	1,373,062	1,379,959	330,000	330,000
Properties under development	16,773	16,999	-	-
Interest in subsidiaries	-	-	384,185	385,199
Interest in associates	39,647	39,009	2,946	2,961
Interest in jointly controlled entities	384,693	396,736	-	-
Other financial assets	6,741	6,741	-	-
Deferred tax assets	3,432	3,763	-	-
Goodwill on consolidation	9,040	9,631	-	-
	1,892,559	1,912,962	719,312	720,662
Current Assets				
Properties held for sale	24,083	27,600	-	-
Inventories	978	951	-	-
Trade and other receivables	148,358	132,549	182,929	163,637
Other financial assets	181	118	-	-
Cash and bank balances	85,373	88,621	964	1,501
	258,973	249,839	183,893	165,138
Current Liabilities				
Bank overdraft (unsecured)	(4,746)	-	-	-
Trade and other payables	(128,620)	(137,467)	(211,298)	(187,933)
Bank loans - current portion	(301,763)	(203,235)	-	-
Current tax payable	(14,333)	(14,727)	(3,496)	(3,529)
	(449,462)	(355,429)	(214,794)	(191,462)
Net Current Liabilities	(190,489)	(105,590)	(30,901)	(26,324)
	1,702,070	1,807,372	688,411	694,338
Non-Current Liabilities				
Loans and borrowings	(340,427)	(445,331)	(192,000)	(194,218)
Deferred income	(9,829)	(8,578)	-	-
Deferred taxation	(11,536)	(11,464)	(1,510)	(1,509)
	(361,792)	(465,373)	(193,510)	(195,727)
Less :				
Minority interests	(98,694)	(95,901)	-	-
Amounts due to minority shareholders	(4,127)	(4,175)	-	-
	(102,821)	(100,076)		
Net Assets	1,237,457	1,241,923	494,901	498,611
Capital and Reserves				
Share capital	310,577	310,263	310,577	310,263
Reserves	926,880	931,660	184,324	188,348
Shareholders' Equity	1,237,457	1,241,923	494,901	498,611

82-4509

Explanatory Notes to Balance Sheet

There are no material changes to the Balance Sheet line items other than a shift between current and non-current borrowings as detailed below.

1(b)(ii) Group Borrowings

	As at 30/06/2004 $'000	As at 31/12/2003 $'000
Repayable in one year or less or on demand		
- Secured	91,706	118,809
- Unsecured	214,803	84,426
	306,509	203,235
Repayable after one year		
- Secured	340,427	319,121
- Unsecured	-	126,210
	340,427	445,331
Total	646,936	648,566

Details of collateral

The borrowings of the Group are generally secured by :

- Mortgage on subsidiaries' land and buildings, investment properties, properties under development or properties held for sale with an aggregate carrying value of $773.9 million (31/12/03: $773.9 million);
- Pledge of shares of some subsidiaries;
- Pledge of fixed deposits of $19.2 million (31/12/03: $21.5 million) of a subsidiary; and
- Assignment of all rights and benefits with respect to the properties.

82-4507

1(c) CONSOLIDATED CASH FLOW STATEMENT

	3 months ended		6 months ended	
	30/06/2004 $'000	30/06/2003 $'000	30/06/2004 $'000	30/06/2003 $'000
Operating Activities				
Net profit before taxation and minority interests	19,510	11,837	29,621	23,957
Adjustments for:				
Accretion of deferred income	(767)	(582)	(1,368)	(1,191)
Depreciation of property, plant and equipment & amortisation of goodwill	2,265	2,651	4,632	5,168
Gain on disposal of:-				
- properties held for sale	(772)	(10)	(772)	(1,530)
- property, plant and equipment	(2)	(1)	(3)	(2,137)
- investment in jointly controlled entity	(4,814)	-	(4,814)	-
Interest expense	6,661	5,926	12,853	10,318
Interest income	(1,819)	(1,622)	(3,608)	(3,168)
Share of profits of associates	(1,497)	(301)	(2,069)	(464)
Share of (profits)/losses of jointly controlled entities	(7,423)	(5,369)	(10,174)	(4,635)
Cashflow before changes in working capital	11,342	12,529	24,298	26,318
(Increase)/Decrease in Working Capital:				
Properties held for sale	980	1,992	944	9,299
Trade and other receivables	(922)	9,604	(6,400)	3,293
Other current assets	5	(188)	(46)	(313)
Trade and other payables	(450)	323	(1,607)	(11,678)
Cash generated from operations	10,955	24,260	17,189	26,919
Income tax paid	(4,033)	(3,189)	(4,501)	(6,008)
Proceeds from sale of golf memberships	1,910	472	2,619	1,016
Net cash inflow/(outflow) from operating activities	8,832	21,543	15,307	21,927
Investing Activities				
Interest received	1,805	1,621	3,594	3,168
Acquisition of property, plant and equipment	(2,753)	(4,233)	(5,042)	(5,842)
Proceeds from disposal of property, plant and equipment	70	8	94	671
Additions to investment properties and properties under development	25	(565)	-	(571)
Investment in associates and jointly controlled entities	(10,115)	(21,291)	(11,849)	(190,663)
Proceeds from sale of joint venture	22,863	-	22,863	-
Acquisition of subsidiary	-	(278)	-	(1,092)
Capital reduction of jointly controlled entity	3,557	-	3,557	-
Dividends from associate and jointly controlled entities	569	13,962	2,056	13,962
Other investing cashflow	(60)	899	(60)	899
Net cash inflow/(outflow) from investing activities	15,961	(9,877)	15,213	(179,468)
Financing Activities				
Proceeds from share issue	319	-	527	-
Interest paid	(6,121)	(5,926)	(12,313)	(10,318)
Dividends paid	(14,899)	(20,477)	(14,899)	(20,477)
Fixed deposits pledged as securities	672	883	1,953	2,652
Proceeds / (Repayment) from bank borrowings	90	17,510	(4,753)	189,444
Prepaid interest rate hedging cost	(6,624)	-	(6,624)	-
Net cash inflow/(outflow) from financing activities	(26,563)	(8,010)	(36,109)	161,301
(Decrease)/Increase in cash & cash equivalents	(1,770)	3,656	(5,589)	3,760
Cash and cash equivalents at beginning of the period	63,803	55,413	67,170	55,169
Effect of exchange rate changes on balances held in foreign currencies	(598)	136	(146)	276
Cash and cash equivalents at end of the period	61,435	59,205	61,435	59,205

82-4507

Cash and cash equivalents at end of period comprises:

	6 months ended 30/06/2004 $'000	6 months ended 30/06/2003 $'000
Cash & Bank Balances	85,373	82,587
Fixed deposits pledged as security for term loan	(19,192)	(23,382)
Bank Overdraft	(4,746)	-
Cash and cash equivalents at end of the period	61,435	59,205

Explanatory notes to Cash flow Statement

There are no material changes to the Cashflow Statement line items between 1H2004 and 1H 2003, except for the following:

(i) Investing outflow of $190.7 million for acquisition of Citadines in 1H 2003; and

(ii) Investing inflow of $22.9 million from sale of the Group's 30% equity interest in IP Thai Property Fund.

82-4507

1(d)(i) STATEMENTS OF CHANGES IN EQUITY

	Share Capital $'000	Share Premium $'000	Revaluation Reserve $'000	Reserve on Consol $'000	Statutory Reserve $'000	Capital Reduction Reserve $'000	Merger Reserve $'000	Other Capital Reserve $'000	Revenue Reserve $'000	Foreign Currency Translation Reserve $'000
GROUP										
At 1 April 2004	310,384	291,397	138,118	10,958	199	95,136	396,000	5,474	16,636	(24,702)
Issue of shares under Share Option Plan	193	125	-	-	-	-	-	-	-	-
Foreign exchange differences	-	-	-	-	-	-	-	-	-	265
Realisation of revaluation surplus on disposal of investment properties	-	-	(666)	-	-	-	-	-	-	-
Revaluation surplus on investment properties	-	-	-	-	-	-	-	-	-	-
Profit for the period	-	-	-	-	-	-	-	-	12,809	-
Dividends paid	-	-	-	-	-	-	-	-	(14,899)	-
Translation adjustment	-	-	31	-	(1)	-	-	-	-	-
Prior year adjustment	-	-	-	-	-	-	-	-	-	-
At 30 June 2004	310,577	291,522	137,483	10,958	198	95,136	396,000	5,474	14,546	(24,437)
At 1 April 2003	309,918	291,076	141,790	10,148	146	95,136	396,000	5,474	19,981	(8,826)
Foreign exchange differences	-	-	-	-	-	-	-	-	-	(2,204)
Share of deficit on revaluation of investment properties of associates and jointly controlled entities	-	-	(2,516)	-	-	-	-	-	-	-
Profit for the period	-	-	-	-	-	-	-	-	7,258	-
Dividends paid	-	-	-	-	-	-	-	-	(19,339)	-
Translation adjustment	-	-	37	-	-	-	-	-	-	-
At 30 June 2003	309,918	291,076	139,311	10,148	146	95,136	396,000	5,474	7,900	(11,030)
COMPANY										
At 1 April 2004	310,384	48,916	18,695	-	-	95,136	-	-	30,235	(506)
Issue of shares under Share Option Plan	193	125	-	-	-	-	-	-	-	-
Foreign currency translation differences	-	-	-	-	-	-	-	-	-	(372)
Profit for the period	-	-	-	-	-	-	-	-	6,994	-
Dividends paid	-	-	-	-	-	-	-	-	(14,899)	-
At 30 June 2004	310,577	49,041	18,695	-	-	95,136	-	-	22,330	(878)
At 1 April 2003	309,918	48,596	18,695	-	-	95,136	-	-	38,166	872
Foreign currency translation differences	-	-	-	-	-	-	-	-	-	(781)
Profit for the period	-	-	-	-	-	-	-	-	1,989	-
Dividends paid	-	-	-	-	-	-	-	-	(19,339)	-
At 30 June 2003	309,918	48,596	18,695	-	-	95,136	-	-	20,816	91

1(d)(ii) Share Capital

Since the last financial year ended 31 December 2003, the issued and paid up capital of the Company increased by $313,400 to $310,576,717 as a result of the exercise of share options by some participants of The Ascott Share Option Plan (the "Plan").

Share Options

As at 30 June 2004, there were 56,801,000 (30/06/03: 58,395,000) unissued ordinary shares of $0.20 each of the Company under the Plan. Movements are as follows :

As at 1 January 2004	52,389,000
Granted during the financial period	11,232,000
Cancelled/Lapsed during the financial period	(5,235,000)
Exercised during the financial period	(1,585,000)
As at 30 June 2004	56,801,000

Performance Shares

As at 30 June 2004, there were 3,200,000 (30/6/03: 3,200,000) awards outstanding. Awards granted are only released when the pre-determined targets are achieved. During the period under review, no conditional awards of performance shares were granted and no release of performance shares has been made as the three-year performance cycle for the first grant will end in 2004 and any release of performance shares will be in 2005.

The details of the Performance Share Plan can be found in the 2003 Annual Report.

2. **Whether the figures have been audited, or reviewed and in accordance with the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements)**

The figures have not been audited or reviewed.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter).**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the most recently audited annual financial statements have been applied**

The Group has adopted the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 31 December 2003.

5. **If there are any changes in the accounting policies and methods of computation required by an accounting standard, what has changed, as well as the reasons for the change**

Not applicable.

82-4507

6. **<u>Earnings in cents per ordinary share based on profits attributable to Members of the Company</u>**

	GROUP 3 months ended		GROUP 6 months ended	
	30/06/2004	30/06/2003	30/06/2004	30/06/2003
(i) Based on existing issued share capital #	0.83	0.47	1.13	0.93
(ii) On a fully diluted basis +	0.82	0.47	1.13	0.93

Net earnings per share calculation is based on the weighted average number of 1,552,029,342 shares of $0.20 each in issue in 1H 2004 (1H 2003: 1,549,591,092 shares) taking into consideration the issue of 1,585,000 ordinary shares upon exercise of share options.

+ The fully diluted earnings per share is based on the weighted average number of 1,560,283,947 shares of $0.20 each in issue for 1H 2004 (1H 2003: 1,549,975,949 shares). This is arrived at after taking into account the potential shares arising from the exercise of share options which would dilute the basic earnings per share.

7. **<u>Net asset value per ordinary share (cents)</u>**

	GROUP	
	30/06/2004	31/12/2003
NAV per share	79.7	80.1

Net asset value per share calculation is based on the issued shares of 1,552,883,592 as at 30 June 2004 (31 December 2003: 1,551,316,592 shares).

8(i) **Group Performance Review**

Net Profit ($' million)	2Q 2004	2Q 2003	Variance		1H 2004	1H 2003	Variance	
Operating Profit	6.8	3.5	3.3	+94%	11.6	8.5	3.1	+36%
Profit from disposal of investments & assets	6.0	3.8	2.2	+58%	6.0	6.0	-	0%
Group Total	12.8	7.3	5.5	+76%	17.6	14.5	3.1	+22%

2Q 2004

The Group achieved a strong 76% improvement in net profit attributable to shareholders from $7.3 million to $12.8 million, an increase of $5.5 million from 2Q 2003. Core serviced residence business contributed a net profit of $9.2 million, an increase of 96% or $4.5 million from 2Q 2003 mainly due to stronger operating performance in Singapore, China and Europe, and higher divestment gains. The current quarter's results included divestment gains of $6 million from disposal of IP Thai Property Fund ($4.8 million) and share of associates' and jointly controlled entity's profit from sale of apartment units in Kuala Lumpur and Thailand ($1.2 million). 2Q 2003 profit included $3.8 million of divestment gain from sale of Kallista residences in Thailand.

Revenue for 2Q 2004 was $54.9 million versus $45.8 million for 2Q 2003, an improvement of 20%. Revenue for the core serviced residence business grew 22% from the corresponding period last year, largely due to additions of new properties in Australia and higher occupancy rates achieved in Singapore, China and Europe.

Improved performance in Singapore, China and Europe contributed to the bulk of the 23% or $4.5 million growth in EBITDA from 2Q 2003. The improvements in the operating results were partly affected by start-up operating losses of $2.2 million from the three new properties in Australia. Occupancy pick-up for the new Australian properties had improved over 1Q 2004 but were, however, still slow due to the winter season.

1H 2004

1H 2004 net profit attributable to shareholders was $17.6 million, an increase of 22% from 1H 2003. Net profit for core serviced residence business improved by 139% or $6.4 million over 1H 2003 to $11.0 million, largely from better operating performance in Singapore, China and Europe. The Group achieved revenue growth and improved occupancy and rental rates with aggressive sales activities and improved profitability through tight cost management.

Revenue for 1H 2004 was $105.4 million versus $101.2 million for 1H 2003, an increase of 4%. Revenue for the core serviced residence business achieved growth of 16% over the corresponding period last year, mainly from the three new properties in Australia and higher occupancy rates achieved in Singapore, China and Europe. This increase was partially offset by lower contributions from retail sector and phasing out of residential business.

This better performance in Singapore, China and Europe resulted in the operating EBITDA of the Group's core serviced residence business to grow by 22% or $7.8 million, despite being partly offset by start-up losses of $4.4 million from the new properties in Australia.

Group Performance Review (cont'd)

Key Markets Review – 2Q 2004

Singapore
The Group's serviced residences in Singapore achieved average occupancy rate of mid-80% for 2Q 2004 versus high-50% for 2Q 2003. Apart from recovery from the SARS crisis which affected the Singapore operations in 2Q 2003, the significant improvement was also attributable to a more aggressive sale strategy on the back of a recovery in the economy and the hospitality industry. The operating results were also improved due to better cost management.

South East Asia
The South East Asian markets continued to be strong markets for the Group. 2Q 2004 occupancy for Vietnam remained stable at about 90%. The opening of The Ascott Sathorn in Bangkok in May 2004 depressed Thailand's 2Q 2004 overall average occupancy rate to low-70%. Excluding The Ascott Sathorn, Thailand maintained good occupancy at high-80%. Both Indonesia and Philippines have shown resilient performance with improvement over last year despite the threat of potential instability due to their respective elections. Indonesia attained a marginal increase in overall occupancy rate from mid-60% for 2Q 2003 to high-60% for 2Q 2004. Philippines accomplished a relatively higher increase in occupancy rate from low-60% last year to low-70% in 2Q 2004.

China
Beijing and Tianjin markets continued to deliver strong performance and occupancy growth in 2Q 2004. China's overall occupancy rate of 80% for 2Q 2004 was considerably higher than the high-60% for the same period last year as occupancy in 2Q 2003 was partly affected by the SARS outbreak. More effective cost control measures also resulted in higher year-on-year EBITDA contribution from China.

Australia and New Zealand
The Group's serviced residences portfolio in Australia grew by three properties in 4Q 2003. Occupancy rates for these new properties are gradually improving, averaged at mid-30% for 2Q 2004 compared to high-20% in 1Q 2004. The pick-up for these new properties are, however, slow for 2Q 2004 due to the winter season and this had affected the operating results. Excluding the new properties, same-store occupancy rate for Australia and New Zealand for 2Q 2004 showed slight improvement from 70% for 2Q 2003 to just above 70% for 2Q 2004.

Europe
In UK, average occupancy rate of low-70% for 2Q 2004 was higher than the low-60% for 2Q 2003. Europe's overall occupancy for 2Q 2004 was a healthy high-70% versus mid-70% for 2Q 2003.

8(ii) Segmental Information:- Group Revenue and Profit Analysis

(a) Revenue Analysis

	2Q 2004		2Q 2003		Variance		1H 2004		1H 2003		Variance	
	$'000	%	$'000	%	$'000	%	$'000	%	$'000	%	$'000	%
Serviced Residence	41,764	76	34,100	74	7,664	22%	83,093	79	71,592	71	11,501	16%
Retail	7,490	14	8,113	18	(623)	-8%	15,072	14	17,445	17	(2,373)	-14%
Residential & Others	5,685	10	3,594	8	2,091	58%	7,257	7	12,130	12	(4,873)	-40%
	54,939	100	45,807	100	9,132	20%	105,422	100	101,167	100	4,255	4%

Revenue for serviced residence sector increased by $7.7 million and $11.5 million over 2Q 2003 and 1H 2003 respectively due to 3 new Somerset properties in Australia opened in 4Q 2003 and higher occupancy rates achieved in Singapore, China and Europe.

Dip in revenue for retail sector was mainly due to lower contribution from Liang Court Shopping Centre and loss of contribution from Scotts Picnic Food Court in Kuala Lumpur, which was disposed in March 2003.

Revenue in the residential and others sector declined 40% compared to 1H 2003 as the Group is phasing out of the residential and others business. The only residential contribution for 1H 2004 was the sale proceeds of $3.9 million for one of remaining two units at 9 Nassim recognized in 2Q 2004. The higher revenue for 1H 2003 included $8.7 million from the sale of residential units in the Colonnades and 9 Nassim projects.

(b) EBITDA Analysis

	2Q 2004		2Q 2003		Variance		1H 2004		1H 2003		Variance	
	$'000	%	$'000	%	$'000	%	$'000	%	$'000	%	$'000	%
Serviced Residence	24,142	82	19,593	80	4,549	23%	43,413	81	35,657	74	7,756	22%
Retail	4,028	14	4,328	18	(300)	-7%	8,247	16	10,229	21	(1,982)	-19%
Residential & Others	1,206	4	607	2	599	99%	1,679	3	2,539	5	(860)	-34%
	29,376	100	24,528	100	4,848	20%	53,339	100	48,425	100	4,914	10%

EBITDA for serviced residence sector improved by $4.5 million over 2Q 2003 and $7.8 million over 1H 2003. This increase was due to higher contributions mainly from Singapore, China and Europe, partly offset by start-up losses of $4.4 million for the new properties in Australia.

The decrease in EBITDA in retail sector was mainly due to lower contribution from Liang Court Shopping Centre.

EBITDA in residential and others sector for 2Q 2004 included profit of $0.8 million from sale of one unit at 9 Nassim. The winding down of residential activities resulted in the sharp decline in EBITDA for 1H 2004 from last year. In 1Q 2003, $1.5 million profit was booked for the sale of both Colonnades and 9 Nassim residential units.

82-4507

(c) **Geographical Analysis**

Revenue Analysis

	2Q 2004 $'000	%	2Q 2003 $'000	%	1H 2004 $'000	%	1H 2003 $'000	%
Singapore	21,065	*38*	14,631	*32*	37,726	*36*	36,895	*36*
Asia (excluding Singapore)	19,905	*36*	19,213	*42*	39,556	*38*	38,869	*39*
Australia and New Zealand	10,762	*20*	10,130	*22*	22,287	*21*	21,246	*21*
Europe	3,207	*6*	1,833	*4*	5,853	*5*	4,157	*4*
	54,939	*100*	45,807	*100*	105,422	*100*	101,167	*100*

EBITDA Analysis

	2Q 2004 $'000	%	2Q 2003 $'000	%	1H 2004 $'000	%	1H 2003 $'000	%
Singapore	4,977	*17*	2,382	*10*	9,760	*18*	9,047	*19*
Asia (excluding Singapore)	14,340	*49*	13,741	*56*	28,267	*53*	27,240	*56*
Australia and New Zealand	(3,255)	*-11*	(432)	*-2*	(5,513)	*-10*	(145)	*0*
Europe	13,314	*45*	8,837	*36*	20,825	*39*	12,283	*25*
	29,376	*100*	24,528	*100*	53,339	*100*	48,425	*100*

Note :

Revenue represents the Group's statutory consolidated revenue of all subsidiaries, excluding the Group's share of revenue of associates and jointly controlled entities.

EBITDA is the Operating Earnings, before divestment gains, revaluation deficit, interest income, exchange differences, finance costs, tax, depreciation and amortisation. It includes the Group's share of the EBITDA of associates and jointly controlled entities. (See A.2)

The Asia operations refer to the Group's operations in Indonesia, Malaysia, Philippines, People's Republic of China, Thailand and Vietnam.

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain why any variance between the forecast or prospect statement and the actual results**

In the 1Q 2004 announcement, it was stated that:

"The economic and business outlook in the major cities in which the Group operates is improving.

2Q 2004 and FY 2004 are expected to be profitable. Barring any unforeseen circumstances, net profit for FY 2004 is expected to be higher than FY 2003."

The current announced results are in line with the prospect statement disclosed to the shareholders in the last announcement.

10. **Current Year's Prospects**

The improvement in the economic and business outlook and recovery in the global hospitality industry is expected to continue into the second half of the year. With the various strategic initiatives to raise the level of service and product consistency and brand awareness, increased efforts to leverage our global sales and marketing presence and cost containment measures, the Group is well positioned to benefit from this recovery.

Profit for 3Q 2004 is expected to be higher than 2Q 2004 and 3Q 2003 with the exceptional gain of $29.5 million from the disposal of Scotts Shopping Centre and The Ascott Singapore expected to be completed on 7 September 2004 as announced in the Group's news release dated 7 June 2004.

On 2 June 2004, the group also announced that it had exercised the option to acquire the remaining 50% interest in Citadines. The completion of this transaction is expected to be in 4Q 2004.

FY2004 will be profitable and the net profit for FY2004 is expected to be higher than FY2003.

11. **Dividends**

No interim dividend for the period ended 30 June 2004 is recommended.

12. **Interested Person Transactions**

Name of Interested Person	**Aggregate value* of all interested person transactions during the financial year under review (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)**	**Aggregate value* of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than $100,000)**
	1H 2004	**1H 2004**
	$'000	**$'000**
Temasek Holdings Group of Companies Tenancy agreement	-	102

*The aggregate value is for the contract period.

82-4507

This release may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

BY ORDER OF THE BOARD

Shan Tjio
Company Secretary

Singapore
29 July 2004

82-4507

THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
N°8 Shenton Way
#13-01 Temasek Tower
Singapore 068811

Telephone
(65) 6 220 8222

Facsimile
(65) 6 227 2220

Website
www.the-ascott.com

A member of CapitaLand

July 29, 2004
For Immediate Release

Contacts:
Ida Lim (65) 9628 8339
Lilian Goh (65) 9795 5225

NEWS RELEASE

Ascott's Net Profit Surges 76 Per Cent In Second Quarter

A. Group	*Q2 04 S$ m*	*Q2 03 S$ m*	*change*	*1H 04 S$ m*	*1H 03 S$ m*	*change*
Revenue	**54.9**	45.8	*20%*	**105.4**	101.2	*4%*
EBITDA	**29.4**	24.5	*20%*	**53.3**	48.4	*10%*
Profit Before Tax	**19.5**	11.8	*65%*	**29.6**	24.0	*24%*
Net Profit	**12.8**	7.3	*76%*	**17.6**	14.5	*22%*
Earnings Per Share (diluted)	**0.82 cts**	0.47 cts	*74%*	**1.13 cts**	0.93 cts	*22%*
Net Asset Value Per Share				79.7 cts at end June 2004	80.1 cts at end Dec 2003	-
B. Core Serviced Residence Sector						
Revenue	**41.8**	34.1	*22%*	**83.1**	71.6	*16%*
EBITDA	**24.1**	19.6	*23%*	**43.4**	35.7	*22%*
Net Profit	**9.2**	4.7	*96%*	**11.0**	4.6	*139%*

The Ascott Group's net profit surged 76 per cent to S$12.8 million in the second quarter compared to the same period last year. Its revenue rose 20 per cent to S$54.9 million.

This was due to substantially stronger performance from Ascott's core serviced residence business which contributed a net profit of S$9.2 million.

The serviced residence profit was 96 per cent higher than in the same period last year because of higher occupancies at the group's residences in Singapore, China and Europe. The quarter also saw a higher divestment gain of S$2.2 million compared to the second quarter 2003.

For the first half of the year, Ascott's net profit increased 22 per cent to S$17.6 million compared to the first half 2003. Revenue was up four per cent to S$105.4 million.

SINGAPORE
AUSTRALIA
BELGIUM
CHINA
FRANCE
GERMANY
INDONESIA
JAPAN
MALAYSIA
NEW ZEALAND
PHILIPPINES
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

- more -

The increases were due to significantly better performance from Ascott's core serviced residence business where net profit jumped 139 per cent to S$11.0 million.

Mr Lim Chin Beng, Ascott's chairman, said that rising occupancies and rental rates, vigorous sales and marketing activities, and tighter cost management contributed to the higher earnings.

Good Performance in Asia and Europe

Mr Lim added that Ascott's serviced residences in Asia and Europe benefited from the recovery in the global economy and hospitality industry.

In Singapore and China, its occupancies improved significantly over those in the second quarter last year, which were depressed by the SARS outbreak. Its Singapore residences saw occupancies rise to 85 per cent in the second quarter compared to 55 per cent at their lowest point last year. In China, its occupancies were at 80 per cent compared to over 65 per cent in the second quarter 2003.

The group's UK residences, which experienced low occupancies last year due to the Iraq war, chalked a 10 percentage point rise in occupancies in the second quarter. In Europe, occupancies also improved.

Improving Outlook

Mr Eugene Lai, Ascott's chief executive officer, said that Ascott is well positioned to benefit from improvements in the global economy and hospitality industry which are expected to continue into the second half of the year. Measures taken to date will enable the group to capitalise on the increasing market activity to achieve higher profitability.

He added that 2004 net profit is expected to be higher than last year's. In the third quarter, profit will be higher than in the prior quarter, and third quarter 2003, due to the expected gain of S$29.5 million from the divestment of Scotts Shopping Centre and The Ascott Singapore. The group's acquisition of the remaining 50 per cent interest in Citadines will complete in the fourth quarter.

Major Initiatives

Mr Lai said that a priority is to integrate Citadines with the rest of Ascott's operations to achieve greater economies of scale, and to leverage the combined larger customer base to accelerate sales growth. He expects Citadines to contribute significantly to group profitability in the future.

The group will also work to strengthen further its customer base of multinational companies and enhance its product and service consistency.

Ascott will also continue to refine its asset structure and increase its fee-based income. Proceeds from asset divestments will be reinvested to grow its serviced residence business and entrench its position as a market leader in Asia Pacific and Europe.

Ascott targets to expand to 22,500 serviced apartments by 2008. It currently has 13,800 serviced apartments in 115 properties in 39 cities in Europe and Asia Pacific. The group will grow its global portfolio through a mix of equity participation, leases and management contracts. It expects to divest most of its non-core assets by 2005 to focus on its serviced residence business.

New Markets

Mr Lai said that Ascott plans to enter Indian cities such as Mumbai and Bangalore, Seoul in South Korea, and more European cities in the next few years. In Europe, Ascott currently has serviced residences in London, Paris, Brussels, Berlin and Barcelona.

In China, the group is looking to expand into secondary cities such as Qingdao, Suzhou, Ningbo, Nanjing, Guangzhou, Shenzhen and Hongkong. Ascott is now the largest international serviced residence operator in the country with 1,600 serviced apartments in Shanghai, Beijing, Tianjin and Dalian.

In Dubai, Ascott will open its first serviced residence in the city, the 90-unit Somerset Al Majarah, in the first quarter next year. The property is part of Dubai Marina, slated to be one of the world's largest waterfront developments. The group will also launch the 181-unit The Ascott Burj Dubai in 2006.

In May, Ascott announced a marketing alliance to provide upper-tier serviced apartments in over 100 US cities. The alliance with the serviced residence arm of Equity Residential, the largest publicly-traded apartment company in the US, gives Ascott the widest global coverage among international serviced residence companies.

Earlier this week, Ascott launched the 107-unit Somerset Bencoolen, its sixth serviced residence in Singapore. The property is enjoying over 90 per cent occupancy, just weeks after its soft opening.

Issued by : **The Ascott Group Limited** Website: www.the-ascott.com
8 Shenton Way, #13-01 Temasek Tower, Singapore 068811

Date : July 29, 2004

For more information, please contact:

Ida Lim, VP, Investor Relations & Corporate Communications
Tel: (65) 6586 7230 Hp: (65) 9628 8339 Email: ida.lim@the-ascott.com

Lilian Goh, Manager
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com

Ascott Group is a leading international serviced residence company with 13,800 serviced residence units in the key cities of Europe and Asia Pacific.

Ascott's global presence spans 39 cities in 16 countries. These include London, Paris, Brussels, Berlin and Barcelona in Europe; Singapore, Bangkok, Hanoi, Kuala Lumpur, Tokyo, Shanghai and Beijing in Asia; Sydney, Melbourne and Auckland in Australia and New Zealand; and Dubai in the Gulf region.

Through its marketing alliance with Equity Corporate Housing, the group also offers upper-tier serviced apartments throughout the US. Headquartered in Singapore, The Ascott Group pioneered the Asia Pacific's first branded luxury serviced residence in 1984. Today, it boasts a 20-year industry track record and serviced residence brands that enjoy recognition worldwide.

The group's flagship *The Ascott* luxury serviced residence brand projects an elegant lifestyle appealing to top executives. Its *Somerset* upper-tier brand offers stylish, contemporary living for senior to upper management executives. The mid-tier *Oakford* brand in Australia and *Citadines* brand in Europe provide corporate executives with comfortable city residences.

Recent awards the group has clinched include the Number One position in the 2004 China's Top 100 Serviced Residences ranking for its eight properties in China, 2004 Best Service in Serviced Apartments awards in Hanoi and Ho Chi Minh City, and Best Annual Report and Best Operating and Financial Review awards at Singapore's 2004 Annual Report Awards.

Listed on the mainboard of the Singapore Exchange, Ascott is the serviced residence arm of CapitaLand Limited, one of Asia's largest listed property companies. Headquartered in Singapore, CapitaLand's core businesses in property, hospitality, property services and real estate financial services are focused in gateway cities in Asia, Australia and Europe. The company's hospitality businesses in hotels and serviced residences span more than 60 cities around the world.

For reservations on Ascott properties, call Central Reservations on (65) 6272-7272 or visit www.the-ascott.com.

- End -

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, CAPITAMALL TRUST MANAGEMENT LIMITED - "OFFER AND PLACEMENT OF 147, 000, 000 NEW UNITS IN CAPITAMALL TRUST AT AN ISSUE PRICE OF S$1.62 FOR EACH NEW UNIT"

CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.

cmtml - annc.pdf

Submitted by Harold Woo, Head, Investor Relations on 29/07/2004 to the SGX

82-4507

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

OFFER AND PLACEMENT OF 147,000,000 NEW UNITS ("NEW UNITS") IN CAPITAMALL TRUST ("CMT") AT AN ISSUE PRICE OF S$1.62 FOR EACH NEW UNIT (THE "EQUITY FUND RAISING") BY WAY OF:

(I) A PREFERENTIAL OFFERING OF 90,603,472 NEW UNITS TO SINGAPORE REGISTERED UNITHOLDERS (AS DEFINED IN THE CMT CIRCULAR DATED 20 JULY 2004 (THE "CIRCULAR")) ON A NON-RENOUNCEABLE BASIS OF 1 NEW UNIT FOR EVERY 10 OF THE EXISTING UNITS IN CMT ("UNITS") HELD AS AT 16 JULY 2004, 5.00 P.M., FRACTIONS OF A UNIT TO BE DISREGARDED (THE "PREFERENTIAL OFFERING");

(II) AN OFFERING OF 31,000,000 NEW UNITS TO RETAIL INVESTORS IN SINGAPORE THROUGH THE AUTOMATED TELLER MACHINES ("ATMS") OF DBS BANK LTD (INCLUDING POSB ATMS) ON A "FIRST-COME, FIRST-SERVED" BASIS (THE "ATM OFFERING"); AND

(III) A PRIVATE PLACEMENT OF 25,396,528 NEW UNITS TO RETAIL AND INSTITUTIONAL INVESTORS (THE "PRIVATE PLACEMENT").

PREFERENTIAL OFFERING OF 90,603,472 NEW UNITS

The Board of Directors of CapitaMall Trust Management Limited (as the manager of CMT) (the "**Manager**") wishes to announce that, as at the close of the Preferential Offering on 27 July 2004, valid acceptances for a total of 74,490,732 New Units were received.

New Units that were not accepted by Singapore Registered Unitholders or in respect of which invalid acceptances were received constituted the remaining 16,112,740 New Units under the Preferential Offering. These 16,112,740 New Units have been re-allocated to satisfy excess demand for New Units under the Private Placement.

Where any acceptance for the New Units was invalid, the amount paid by the relevant applicant on acceptance will be refunded, without interest or any share of the revenue or other benefit arising therefrom, within 14 market days after the close of the Preferential Offering on 27 July 2004 by any or a combination of the following:

(a) by means of a crossed cheque sent by ordinary post at the applicant's own risk if he accepted through The Central Depository (Pte) Limited;

(b) crediting the relevant applicant's bank account with the relevant NETS member bank at his own risk if he accepted through an authorised trading centre; or

(c) crediting the relevant applicant's bank account with the relevant Participating Bank (as defined in the Circular) at his own risk if he accepted through an ATM of a Participating Bank.

82-4507

ATM OFFERING OF 31,000,000 NEW UNITS

Of the 31,000,000 New Units available under the ATM Offering, valid applications for 30,977,000 New Units were received. The remaining 23,000 New Units, in respect of which invalid applications were received, have been made available to satisfy excess demand for New Units under the Private Placement.

PRIVATE PLACEMENT OF 25,396,528 NEW UNITS

As at the close of the book of orders for the Private Placement on 20 July 2004, there were indications of interest for more than 7 times the 25,396,528 New Units available for subscription under the Private Placement. An aggregate of 16,135,740 New Units were re-allocated from the Preferential Offering and the ATM Offering to satisfy excess demand for New Units under the Private Placement.

The resulting aggregate of 41,532,268 New Units made available under the Private Placement, comprising the 25,396,528 New Units originally available thereunder as well as the aggregate of 16,135,740 New Units re-allocated from the Preferential Offering and the ATM Offering, have all been successfully placed out.

DISCLOSURE PURSUANT TO WAIVER OF RULE 812(1) OF THE LISTING MANUAL

The directors of the Manager and their immediate family members were permitted to apply for New Units under the ATM Offering as Singapore Exchange Securities Trading Limited (the "**SGX-ST**") had granted, *inter alia*, a waiver of the prohibition in Rule 812(1) of its Listing Manual against the placement of New Units to such persons under the ATM Offering.

Pursuant to the above waiver, the Board of Directors of the Manager wishes to announce that the following person has applied for and was allotted New Units under the ATM Offering:

Name of allottee	Relationship	No. of New Units allotted under the ATM Offering
Liew Mun Leong	Director	100,000

The SGX-ST has also granted a waiver from the prohibition under Rule 812(1) of the Listing Manual against the placement of New Units to Singapore Storage & Warehouse Pte Ltd (a related corporation of CapitaLand Limited, a deemed substantial unitholder of CMT) under the Private Placement.

Save as disclosed above, none of the persons listed under Rule 812(1) of the SGX-ST's Listing Manual has been allotted New Units under the ATM Offering or the Private Placement.

STATUS OF THE NEW UNITS

The New Units are expected to commence trading on the Main Board of the SGX-ST at 2.00 p.m. on Monday, 2 August 2004. The New Units will, upon issue, rank *pari passu* in all respects with the then existing Units, including the right to any distributions which may be paid for the period from the day the New Units are issued to 31 December 2004 as well as all distributions thereafter.

82-4507

By Order of the Board
CapitaMall Trust Management Limited
(as manager of CapitaMall Trust)

Jessica Lum
Company Secretary
Singapore
29 July 2004

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that unitholders of CMT may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

MASNET No. 95 OF 30.07.2004
Announcement No. 95

82-4507

CAPITALAND LIMITED

ANNOUNCEMENT BY CAPITALAND'S SUBSIDIARY, THE ASCOTT GROUP LIMITED - "CHANGE IN SENIOR MANAGEMENT"

CapitaLand Limited's subsidiary, The Ascott Group Limited, has today issued an announcement on the above matter, as attached for information.

Ascott - annc.pdf

Submitted by Harold Woo, Head, Investor Relations on 30/07/2004 to the SGX

82-4507

MASNET No. 56 OF 30.07.2004
Announcement No. 56

THE ASCOTT GROUP LIMITED

CHANGE IN SENIOR MANAGEMENT

The Board of Directors of The Ascott Group Limited (the "Company") wishes to announce that Mr. Benett Maximillian Theseira, the Company's Managing Director (Europe), has resigned effective 31 July 2004.

By order of the Board
Shan Tjio / Keong Wen Hui
Company Secretary / Asst. Company Secretary
30 July 2004

Submitted by Keong Wen Hui, Asst. Company Secretary on 30/07/2004 to the SGX